Form 20-F
period 2024-12-31
ZJK Industrial Co., Ltd.
filed 2025-04-28
CIK 1941506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to_________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:__________

For the transition period from________to_________

Commission file number: 001-42286

ZJK Industrial Co., Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No.8, Jingqiang Road, 138 Industrial Zone,

Xiuxin Community, Kengzi Town,

Pingshan New Area, Shenzhen

People’s Republic of China, 518122

Tel: +86-0755-28341175

(Address of principal executive offices)

Kai Huang, Chief Financial Officer

Telephone: +86-0755-28341175

Email address: kai.huang@zjk-industrial.com

No.8, Jingqiang Road, 138 Industrial Zone,

Xiuxin Community, Kengzi Town,

Pingshan New Area, Shenzhen

People’s Republic of China, 518122

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value US$0.000016666667 per share	ZJK	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2024, there were 61,381,249 ordinary shares issued and outstanding, par value US$0.000016666667 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

●	“AHFCAA” refers to the Accelerating Holding Foreign Companies Accountable Act;

●	“CAC” refers to the Cyberspace Administration of China;

●	“China” or the “PRC” refers to the People’s Republic of China; “mainland China” refers to mainland of the People’s Republic of China, excluding the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	Depending on the context, “we,” “us,” “our company,” “our” and “Zhongjinke” refers to ZJK Industrial Co., Ltd., a Cayman Islands exempted company incorporated with limited liability, and its subsidiaries, including ZJK Enterprises Group (BVI) Company Limited, ZJK Industrial Group HongKong Limited, Zhongke Chuangwei (Shenzhen) International Holdings Limited, Galaxy Exploration Investment Holding Limited, Shenzhen Zhongjinke Hardware Products Co., Ltd, Zhongke Precision Components (Guangdong) Co., Ltd., Nanjing Zhongjinke Hardware Products Co., Ltd., and PSM-ZJK Fasteners (Shenzhen) Co., Ltd., unless the context otherwise indicates;

●	“Galaxy Exploration” refers to Galaxy Exploration Investment Holding Limited, a company incorporated in the British Virgin Islands and wholly-owned by Zhongjinke HK;

●	“HFCA Act” refers to the Holding Foreign Companies Accountable Act;

●	“M&A Rules” refers to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors of China;

●	“MOFCOM” refers to the Ministry of Commerce of China;

●	“Negative List” refers to the Special Administrative Measures for the Access of Foreign Investment (Negative List);

●	“NDRC” refers to the National Development and Reform Commission of China;

●	“NPC” refers to the National People’s Congress of China;

●	“Precision HK” refers to ZJK Precision Parts HK Limited, a company incorporated in Hong Kong and wholly-owned by Zhongjinke Shenzhen;

●	“Precision Vietnam” refers to ZJK Vietnam Precision Components Company Limited, a company incorporated in Vietnam and wholly-owned by Precision HK;

●	“PSM-ZJK” refers to PSM-ZJK Fasteners (Shenzhen) Co., Ltd.;

●	“RMB,” “Renminbi” or “yuan” refers to the legal currency of China;

●	“SAFE” refers to State Administration of Foreign Exchange in China;

●	“SAFE Circular 19” refers to the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises;

●	“SAFE Circular 37” refers to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles;

●	“SAIC” refers to State Administration for Industry and Commerce in China and currently known as State Administration for Market Regulation;

●	“SAT” refers to PRC State Taxation Administration;

●	“SAMR” refers to the former State of Administration of Industry and Commerce of China, which has been merged into the State Administration for Market Regulation;

●	“SCNPC” refers to the Standing Committee of the National People’s Congress of China;

●	“shares”, “Shares” or “Ordinary Shares” refers to the Ordinary Shares of ZJK Industrial Co., Ltd., par value $0.000016666667 per share;

●	“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

●	“Zhongjinke BVI” refers to ZJK Enterprises Group (BVI) Company Limited, a company incorporated in the British Virgin Islands and wholly-owned by Zhongjinke;

●	“Zhongke Components” refers to Zhongke Precision Components (Guangdong) Co., Ltd., a company incorporated in the PRC and wholly-owned by Zhongjinke Shenzhen;

●	“Zhongjinke HK” refers to ZJK Industrial Group HongKong Limited, a company incorporated in Hong Kong and wholly-owned by Zhongjinke BVI;

●	“Zhongjinke Nanjing” refers to Nanjing Zhongjinke Hardware Products Co., Ltd., a company incorporated in the PRC and 51% of the shares owned by Zhongjinke Shenzhen;

●	“Zhongjinke WFOE” refers to Zhongke Chuangwei (Shenzhen) International Holdings Limited, a company incorporated in the PRC and wholly-owned by Zhongjinke HK; and

●	“Zhongjinke Shenzhen” refers to Shenzhen Zhongjinke Hardware Products Co., Ltd, a company incorporated in the PRC, and 99.225% of the shares owned by Zhongjinke WFOE and 0.775% of the shares owned by Galaxy Exploration.

Zhongjinke’s reporting currency is USD. However, substantially all of our consolidated revenues, costs, expenses and assets are denominated in RMB. This annual report contains translations of certain foreign currency amounts into USD for the convenience of the reader. All translations of RMB are calculated at the average rate of $1.00=RMB7.1933 for the year ended December 31, 2024 and $1.00=RMB7.2993 as of December 31, 2024 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. All translations of RMB are calculated at the average rate of $1.00=RMB7.0896 for the year ended December 31, 2023 and $1.00=RMB7.0999 as of December 31, 2023 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate. We are exposed to foreign exchange risk. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Ordinary Shares.”

As of the date of this annual report, the Company is authorized to issue 3,000,000,000 Ordinary Shares of a single class, par value $0.000016666667 per Ordinary Share. There are currently 61,381,249 issued and outstanding Ordinary Shares. The shares and per share information in this annual report are presented on a retroactive basis for the financial periods presented, to reflect the reorganization completed on March 28, 2023 and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements.

You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	the expected growth of the integrated logistics industry in China;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our bases of customers;

●	our plans to invest in our products and services;

●	competition in our industries; and

●	developments in government policies and regulations relating to our industry.

We would like to caution you not to place undue reliance on these forward-looking statements. You should read these statements in conjunction with the risks disclosed in “Item 3. Key Information—D. Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Risks Related to Doing Business in China

ZJK Industrial Co., Ltd. is not a Chinese operating company, but a Cayman Islands holding company with operations mainly conducted by its subsidiaries based in mainland China.

We face various legal and operational risks and uncertainties associated with being based in and having the majority of our operations in mainland China and the complex and evolving mainland China laws and regulations. For example, we face risks associated with the fact that the PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time, regulatory approvals on offerings conducted overseas by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, and oversight on data security, which may impact our ability to conduct certain businesses, accept foreign investments, or continue to list on a United States exchange. These risks could result in a material adverse change in our operations and the value of our shares, significantly limit or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless.

Permissions Required from the PRC Authorities for Our Operations

The PRC government initiated a series of regulatory actions and statements to regulate activities in the overseas securities listing in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure. On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which have come into effect on March 31, 2023. The Overseas Listing Trial Measures will regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent amendments. On February 17, 2023, CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Provisions on Confidentiality and Archives Administration, which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. However, since the Trial Measures were newly promulgated, the interpretation, application and enforcement of Trial Measures remain unclear. If the filing procedure with the CSRC under the Trial Measures is required for any future offerings or any other capital raising activities, it is uncertain whether it would be possible for us to complete the filing, or how long it will take us to do so. For details, see “— D. Risk Factors — Risks Related to Doing Business in China — The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Additionally, the PRC regulatory requirements regarding cybersecurity are evolving, including adopting new measures to extend the scope of cybersecurity reviews. As confirmed by our PRC counsel, we will not be subject to cybersecurity review with the Cyberspace Administration of China, or the “CAC,” after the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”) became effective on February 15, 2022, considering that (i) we currently do not have personal information of more than one million people and do not anticipate that we will be collecting over one million people’s personal information in the foreseeable future, (ii) we have not been identified as a “critical information infrastructure operator” by any government authorities, and (iii) we have not received any notification of cybersecurity review from relevant governmental authorities due to our impact or potential impact on national security. For more detailed information, see “— D. Risk Factors — Risks Related to Doing Business in China — In light of recent events indicating greater oversight by the Cyberspace Administration of China (the “CAC”) over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, our listing on the Nasdaq Capital Market, financial condition, results of operations, and future offerings.”

The Holding Foreign Companies Accountable Act

Our Ordinary Shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) determines it is unable to inspect or fully investigate our auditor and as a result the exchange where our securities are traded may delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive instead of three consecutive years. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found it was unable to inspect or investigate completely certain named registered public accounting firms headquartered in mainland China and Hong Kong. Our independent registered public accounting firm, HTL International, LLC (“HTL”), is headquartered at 12 Greenway Plaza Suite 1100 Houston, TX 77046, and is subject to inspection by the PCAOB on a regular basis and as such, it is not affected by or subject to the PCAOB’s Determination Report. On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB announced that it secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the 2021 Determination Report to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. For details, see “— D. Risk Factors — Risks Related to Doing Business in China — The newly enacted “HFCAA” and “AHFCAA” both call for additional and more stringent criteria to be applied to restrictive market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering and if our auditors fail to permit the PCAOB to inspect the auditing firm, our Ordinary Shares may be subject to delisting.”

Selected Financial Data

The following selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2022, 2023 and 2024, selected consolidated balance sheets data as of December 31, 2023 and 2024, and selected consolidated cash flows data for the years ended December 31, 2022, 2023 and 2024 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected consolidated statements of income and comprehensive income for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
	$US	$US	$US
Revenues
Third-party sales	13,618,185	13,961,495	21,250,363
Related-party sales	11,174,044	15,093,811	16,559,102
Total revenues	24,792,229	29,055,306	37,809,465
Cost of revenues
Third-party sales	(8,084,957)	(9,486,512)	(12,281,086)
Related-party sales	(7,694,032)	(8,547,906)	(11,963,141)
Total cost of revenues	(15,778,989)	(18,034,418)	(24,244,227)
Gross profit	9,013,240	11,020,888	13,565,238

Operating expenses
Selling and marketing expenses	(928,339)	(1,750,877)	(4,711,294)
General and administrative expenses	(1,416,186)	(2,531,630)	(6,705,791)
Research and development costs	(487,543)	(455,398)	(548,122)
Gain from disposal of property, plant and equipment	95,250	78	34,878
Total operating expenses	(2,736,818)	(4,737,827)	(11,930,329)

Income from operations	6,276,422	6,283,061	1,634,909

Other income, net	2,115,475	2,690,981	3,292,853

Income before income tax provision	8,391,897	8,974,042	4,927,762
Income tax provision	(1,113,066)	(1,284,203)	(1,264,933)
Net income	7,278,831	7,689,839	3,662,829
Less: net loss attributable to non-controlling interests	(4,012)	(1,246)	(19,894)
Net income attributable to ZJK Industrial Co., Ltd.’s shareholders	7,282,843	7,691,085	3,682,723

Other comprehensive loss	(758,273)	(460,006)	(618,396)
Total comprehensive income	6,520,558	7,229,833	3,044,433

Earnings per share
Basic and Diluted*	0.12	0.13	0.06

Weighted average shares used in calculating earnings per share
Basic and Diluted*	60,000,000	60,000,000	60,336,800

* The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 (Note 1) and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively (Note 16).

The following table presents our selected consolidated balance sheets data as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	$US	$US
ASSETS
Current assets
Cash and cash equivalents	2,826,725	12,255,213
Restricted cash	1,075,047	797,241
Short-term investments	—	2,559,362
Accounts receivable, net	10,268,807	10,282,857
Accounts receivable-due from a related party	8,816,184	9,165,068
Inventories, net	4,765,742	7,316,029
Prepaid expenses and other current assets, net	503,914	872,753
Other receivables-due from related parties	277,786	249,235
Deferred initial public offering (“IPO”) costs	566,417	—
Total current assets	29,100,622	43,497,758

Non-current assets
Property, plant and equipment, net	5,596,699	6,668,612
Intangible assets, net	—	33,008
Operating lease right-of-use assets	522,148	1,242,524
Finance lease right-of-use assets	336,257	38,160
Construction in progress	41,200	—
Long-term investment	2,517,538	2,747,493
Deferred tax assets, net	165,969	397,691
Other non-current assets	—	1,146,010
Total non-current assets	9,179,811	12,273,498

TOTAL ASSETS	38,280,433	55,771,256

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	37,184	1,223,405
Accounts payable	11,094,287	14,998,590
Notes payable	475,541	1,903,194
Income tax payable	1,035,152	1,600,300
Accrued expenses and other current liabilities	841,402	2,051,588
Other payables-due to related parties	1,867,459	1,778,175
Operating lease liabilities, current	157,980	423,214
Finance lease liabilities, current	230,460	—
Other long-term debts, current	9,379	—
Total current liabilities	15,748,844	23,978,466

Non-current liabilities
Operating lease liabilities, non-current	290,684	755,395
Other long-term debts, non-current	20,321	—
Deferred tax liabilities	518,156	970,520
Total non-current liabilities	829,161	1,725,915

TOTAL LIABILITIES	16,578,005	25,704,381

Commitments and contingencies

Shareholders’ equity
Ordinary share, $0.000016666667 par value, 3,000,000,000 shares authorized, 60,000,000 and 61,381,249 shares issued and outstanding as of December 31, 2023 and 2024, respectively*	1,000	1,023
Additional paid-in capital	1,792,559	7,060,050
Statutory surplus reserves	2,283,180	2,658,112
Retained earnings	18,644,082	21,951,873
Accumulated other comprehensive loss	(1,016,563)	(1,635,291)
Total ZJK Industrial Co., Ltd. shareholders’ equity	21,704,258	30,035,767
Non-controlling interests	(1,830)	31,108
Total shareholders’ equity	21,702,428	30,066,875

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	38,280,433	55,771,256

* The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively.

The following table presents our selected consolidated cash flows data for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
	$US	$US	$US
Net cash provided by operating activities	814,630	4,116,374	5,342,539
Net cash (used in)/provided by investing activities	(289,745)	1,294,473	(2,803,456)
Net cash (used in)/provided by financing activities	(357,647)	(2,949,253)	6,746,625
Effect of exchange rate changes	(114,868)	(76,136)	(135,026)
Net change in cash, cash equivalents and restricted cash	52,370	2,385,458	9,150,682
Cash, cash equivalents and restricted cash at the beginning of period	1,463,944	1,516,314	3,901,772
Cash, cash equivalents and restricted cash at the end of period	1,516,314	3,901,772	13,052,454

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors.

●	Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products.

●	We may incur material losses and costs as a result of product liability, recall and warranty claims brought against us.

●	If we fail to protect our intellectual property rights, it could harm our business and competitive position.

●	Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

Risks Related to Doing Business in China

Our PRC Operating Entities are based in mainland China and the majority of our operations are conducted in China by our PRC Operating Entities, so we face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	PRC laws and regulations governing our current business operations may be revised from time to time with respect to the PRC legal system, such revision or changes in laws and regulations in China could have a material adverse effect on us.

●	Changes in China’s economic, political or social conditions or government policies, which could occur quickly, could have a material adverse effect on our business and operations.

●	The transfer of funds, dividends and other distributions between us and our entities is subject to restriction.

●	To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong.

●	We must remit the offering proceeds to our PRC Operating Entities before they may be used to benefit our business in China, the process of which may be time-consuming, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions against us in China, Hong Kong or other foreign jurisdictions, and the ability of U.S. authorities to bring actions in foreign jurisdictions may also be limited.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC Entities to liability or penalties, limit our ability to inject capital into our PRC Entities, limit our PRC Entities’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

Risks Related to Doing Business in Vietnam

Precision Vietnam is based in Vietnam, so we face risks and uncertainties related to doing business in Vietnam in general, including, but not limited to, the following:

●	The economy in Vietnam may be subject to periods of high inflation which could materially and adversely affect our business, financial operation and results of operations and growth prospects.

●	Changes in the economic, political and legal environment of Vietnam, and Vietnam’s less developed legal system, may adversely affect our business, financial condition and results of operations.

Risks Related to Our Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties related to our Ordinary Shares, including, but not limited to, the following:

●	The market price for the Ordinary Shares may be volatile. The trading prices of the Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Risks Related to Our Business and Industry

We have a limited operating history and are subject to the risks encountered by early-stage companies.

Our operating entities, Zhongjinke Shenzhen, Zhongke Components, Zhongjinke Nanjing and PSM-ZJK, were established in July 2011, April 2021, May 2016 and September 2019, respectively. As a development-stage company, our business strategies and model are constantly being tested by the market and operating results, and we may adjust our allocation of resources accordingly. As such, our business may be subject to significant fluctuations in operating results in terms of amounts of revenues.

We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, inherent in a development-stage business. As a result, we must establish many functions necessary to operate a business, including expanding our managerial and administrative structure, assessing and implementing our marketing program, implementing financial systems and controls and personnel recruitment. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies with a limited operating history. These risks and challenges are, among other things:

●	we may require additional capital to develop and expand our operations which may not be available to us when we require it;

●	our marketing and growth strategy may not be successful;

●	our business may be subject to significant fluctuations in operating results; and

●	we may not be able to attract, retain and motivate qualified professionals.

Our future growth will depend substantially on our ability to address these and the other risks described in this annual report. If we do not successfully address these risks, our business would be significantly harmed.

We operate in a competitive industry. If we are unable to compete successfully, we may lose market share to our competitors.

The domestic and international markets for screws, nuts and bolts and related products are highly competitive. Our current or potential competitors include major fastener manufactures in China and overseas. Some of our competitors may have greater brand recognition, larger group of customers or vendors, longer operating histories as well as more marketing resources than we do. Customers may weigh their experience and resources over us in various ways, therefore increasing our competitor’s respective market shares.

You should not expect that we will be able to compete successfully against current or potential competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations. Failure to compete successfully against existing or new competitors may cause us to lose market share, customers and other business partners.

Increases in our raw material or energy costs or the loss of critical suppliers could adversely affect our profitability and other financial results.

We are sensitive to price movements in our raw materials supply base. Our largest material purchases are for iron, steel, aluminum and other metal-based purchased components. Prices for these products, along with costs for transportation and energy, fluctuate with market conditions, and have generally increased over time. We may be unable to offset the impact with price increases on a timely basis due to outstanding commitments to our customers, competitive considerations or our customers’ resistance to accepting such price increases and our financial performance could be adversely impacted. A failure by our suppliers to continue to supply us with certain raw materials, component parts, or at all, could have a material adverse effect on us. To the extent there are energy supply disruptions or material fluctuations in energy costs, our margins could be materially adversely impacted.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products.

As to the products we manufacture, we must manage our supply chain for raw materials and delivery of our products. Supply chain fragmentation and local protectionism within China further complicates supply chain disruption risks. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation as well as product delivery. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could impact both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver products.

We believe that price volatility of supply chain disruptions will not materially affect our business as the cost of raw materials only accounts for a relatively small portion of total costs (approximately 4.89% for the year ended December 31, 2024 and 3.87% for the year ended December 31, 2023). However, although our business and operations have not been affected by shortage of raw materials as of the date of this annual report, they might potentially be affected if there is a shortage of raw materials.

Our business may be exposed to risks associated with an increasingly concentrated customer base.

For the year ended December 31, 2024, our top two customers, PSM-ZJK (which the Company indirectly owns 49% of equity interests and where our CEO also serves as a director) and BULTEN Fasteners (Wuxi) Co., Ltd. (“BULTEN Wuxi”, formerly known as “PSM Fasteners (Wuxi) Co., Ltd.”), accounted for 44% and 12% of revenues for the year, respectively. The amount due from PSM-ZJK included in accounts receivable-due from related parties represented 100% of total accounts receivable-due from related parties for such year; the amount due from BULTEN Wuxi included in accounts receivable represented 28% of total accounts receivable for such year. For the year ended December 31, 2023, PSM-ZJK and BULTEN Wuxi accounted for 52% and 24% of revenues for such period, respectively. The amount due from PSM-ZJK included in accounts receivable-due from related parties represented 100% of total accounts receivable-due from related parties for such year; the amount due from BULTEN Wuxi included in accounts receivable represented 52% of total accounts receivable for such year. For the year ended December 31, 2022, PSM-ZJK and BULTEN Wuxi accounted for 45% and 39% of revenues for the year, respectively. The amount due from PSM-ZJK included in accounts receivable-due from related parties represented 100% of total accounts receivable-due from related parties for such year; the amount due from BULTEN Wuxi included in accounts receivable represented 50% of total accounts receivable for such year. The contract with PSM-ZJK has a term of approximately 3 years, expiring on December 31, 2026. The contract with BULTEN Wuxi has a term of 1 year, expiring on December 31, 2024.

There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. Changes to or reductions in the buying patterns of these larger customers may expose our business and results of operations to greater volatility. The mix and type of customers, and sales to any single customer, may vary significantly from quarter to quarter and from year to year, and have a significant impact on our financial condition, results of operations and cash flows. If customers do not place orders, or they substantially reduce, delay or cancel orders, we may not be able to replace the business, which may have a significant adverse impact on our results of operations and financial condition. Major customers may require that we localize manufacturing and supply capacity rather than sourcing from lower cost countries, or seek pricing, payment, intellectual property-related, or other commercial terms that are less favorable to us, which may have a negative impact on our business. The concentration of our customer base also increases our risks related to the financial condition of our customers, and the deterioration in financial condition of customers or the failure of customers to perform their obligations could have a material adverse effect on our results of operations and cash flows. We plan to expand our customer base in the future to mitigate the risk of concentrated customers.

We are exposed to concentration risk of heavy reliance on our major suppliers for the supply of our products, and any shortage of, or delay in, the supply may significantly impact on our business and results of operation.

During the year ended December 31, 2024, purchases from our top three suppliers, Dongguan TSLG Metal Products Co. LTD (“TSLG”), Shenzhen Xinhuafu Technology Co., Ltd., and Dongguan Zhanchuang Hardware Technology Co., Ltd. (“Dongguan Zhanchuang”), accounted for approximately 15.88%, 13.91% and 13.13%, of our total cost of revenue, respectively. During the year ended December 31, 2023, purchases from our top three suppliers, Dongguan Zhanchuang, TSLG and Shenzhen Xinhuafu Technology Co., Ltd. accounted for approximately 11.85%, 15.66% and 14.41% of our total cost of revenue, respectively. During the year ended December 31, 2022, purchases from Dongguan Zhanchuang and TSLG accounted for approximately 20% and 10% of our total cost of revenue, respectively. Our business, financial condition and operating results depend on the continuous supply of products from our largest suppliers and our continuous supplier-customer relationship with them. Our heavy reliance on our largest suppliers for the supply of our products will have significant impact on our business and results of operation in the event of any shortage of, or delay in the supply.

The tension in international trade and rising political tension, particularly between U.S. and China, may adversely impact our business, financial condition, and results of operations.

As we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. There have been heightened tensions in international economic relations in the past few years, such as the one between the United States and China. The U.S. government has imposed and proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

Although the direct impact of the current international trade tension, and any escalation of such tension, on the fastener industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.

The Congress of the United States enacted the Uyghur Forced Labor Prevention Act (“UFLPA”) in December 2021. Effective from June 21, 2022, the UFLPA creates a rebuttable presumption that goods mined, produced, or manufactured (wholly or in part) in China’s Xinjiang Uyghur Autonomous Region (“XUAR”) are made with forced labor, where goods designated as such will be subject to an import ban into the United States. The President of the United States may also impose sanctions on companies that knowingly engage in, are responsible for, or facilitate forced labor in Xinjiang. Our factories are not in the XUAR, and therefore, we do not experience labor shortages that impact our daily business. We do not believe that our suppliers source materials from the XUAR. Therefore, we did not suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment in light of the effectiveness of the UFLPA. We have not experienced inventory shortages, closed factories or stores, reduced headcount, delayed projects or cybersecurity attacks in our supply chain because of UFLPA. We have not experienced higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials, or surges or declines in consumer demand for which we are unable to adequately adjust our supply. We are able to supply products at competitive prices despite of export restrictions, sanctions, tariffs, trade barriers and political or trade tensions among countries.

However, these legal and policy developments could potentially disrupt the supply chain of the industry where we are operating. To the extent we identify any potential non-compliance by any of our suppliers, we may have to find and establish relationships with alternative qualified suppliers under commercially acceptable terms. We cannot assure you that we will be able to do so in a timely manner. Under extreme situations, we may be subject to negative publicities or even be subject to regulatory actions, which may negatively affect our reputation and brand image, our business and results of operations, and may materially and adversely affect the price of our Ordinary Shares.

We are subject to inventory management risks. Insufficient inventory may result in increased costs, lost sales and lost customers, while excess inventory may increase our costs.

We balance the need to maintain inventory levels that are sufficient to maintain superior customer fulfillment levels against the risk and financial costs of carrying excess inventory levels. In order to successfully manage our inventories, we must estimate demand from our customers at the product level and timely purchase products in quantities that substantially correspond to that demand. If we overestimate demand and purchase too much of a particular product, we could have excess inventory handling costs, distribution center capacity constraints and inventory that we cannot sell profitably. In addition, we may have to write down such inventory if we are unable to sell it for its recorded value. By contrast, if we underestimate demand and purchase insufficient quantities of a product, and/or do not maintain enough inventory of a product we may not be able to fulfill customer orders on a timely basis which could result in fines, the loss of sales and ultimately loss of customers for those products as they turn to our competitors. Our business, financial condition and results of operations could suffer a material adverse effect if either or both of these situations occur frequently or in large volumes.

We are dependent on our manufacturing facilities for the production of our highly engineered products, which subjects us to risks associated with disruptions and changing technology and manufacturing techniques that could place us at a competitive disadvantage.

If our manufacturing facilities become unavailable either temporarily or permanently due to weather, earthquakes or other natural disasters related to global climate change, or geopolitical developments or logistical complications arising from acts of war, cyber-attacks, public health crises or labor disruptions, we may be unable to shift production to other facilities or to make up for lost production. Any new facility would need to comply with the necessary regulatory requirements, satisfy our specialized manufacturing requirements and require specialized equipment. We do not currently carry any business interruption insurance policies to cover business interruption losses. Even if we carry business interruption insurance policies in the future, any business interruption losses could exceed the coverage available or be excluded from our insurance policies. Any disruption of our ability to operate our business could result in a material decrease in our revenues or significant additional costs to replace, repair or insure our assets, which could have a material adverse impact on our financial condition and results of operations.

In addition, we believe that our customers rigorously evaluate their suppliers on the basis of price competitiveness, product quality, reliability and timeliness of delivery, technical expertise and development capability, new product innovation, product design capability, manufacturing expertise, operational flexibility, customer service and overall management. Our success depends on our ability to continue to meet our customers’ changing expectations with respect to these criteria. We may be unable to install, maintain and certify equipment needed to produce products or upgrade or transition our manufacturing facilities without impacting production rates or requiring other operational efficiency measures at our facilities. We anticipate that we will remain committed to product research and development, advanced manufacturing techniques and service to remain competitive, which entails significant costs; however, we may be unable to address technological advances, implement new and more cost-effective manufacturing techniques, or introduce new or improved products, whether in existing or new markets, so as to maintain our businesses’ competitive positions or to grow our businesses as desired.

We have substantial fixed costs and, as a result, our operating income is sensitive to changes in our net sales.

A significant portion of our expenses are fixed costs (including personnel), which do not fluctuate with net sales. Consequently, a percentage decline in our net sales could have a greater percentage effect on our operating income if we do not act to reduce personnel or take other cost reduction actions. Any decline in our net sales would cause our profitability to be adversely affected.

The Company will require external sources of financing to fund its continuous growth.

The Company is in a heavy-asset industry and its development requires a significant amount of capital to build new factories, purchase production equipment and testing equipment. Since its establishment, the Company has mainly relied on its own revenue generation and financing from insiders. With its continuous development of business, expansion of production scale and increase of orders, the Company may not be able to meet the needs of its own business development plan without external sources of financing. However, there is no guarantee that the Company will be able to obtain financing on favorable terms and expected timeline. Without sufficient financing, the Company may need to curtail its operations to some extent, reduce planned capital expenditures and R&D in the future, which could affect our results of operations and financial conditions.

Successful sales and marketing efforts depend on our ability to recruit and retain qualified employees.

The success of our efforts to grow our business depends on the contributions and abilities of key executives, our sales force, and other personnel, including the ability of our sales force to achieve adequate customer coverage. We must therefore continue to recruit, retain, and motivate management, sales, and other personnel to maintain our current business and to support our projected growth. A shortage of these key employees might jeopardize our ability to implement our growth strategy.

Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled distribution, sales and other personnel could adversely affect our business.

An increase in labor costs, work stoppages or disruptions at our facilities or those of our suppliers or transportation service providers, or other labor disruptions, could decrease our sales and increase our expenses. In addition, although our employees are not represented by a union, our labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face.

A significant increase in the salaries and wages paid by competing employers could result in a reduction of our labor force, increases in the salaries and wages that we must pay or both. If we are unable to hire warehouse, distribution, sales and other personnel, our ability to execute our business plan, and our results of operations, would suffer.

We could be negatively impacted by stakeholder and market focus on Environmental, Social and Governance (“ESG”) matters.

There has been an increasing focus on corporate ESG practices (such as health and safety, environmental matters, diversity, equity and inclusion, talent development, and innovation for sustainable products) and disclosures over the past few years, and expectations in this area are rapidly evolving. The criteria used to evaluate ESG practices may continue to evolve, which could result in greater expectations and may cause us to undertake costly initiatives to satisfy new criteria. The increasing attention to sustainability could also result in reduced demand for certain of our products and/or reduced profits. If we are unable to respond effectively, investors may conclude that our ESG policies and/or actions are inadequate. If we are perceived to have failed to achieve our ESG initiatives or accurately disclose our progress on such matters, our reputation, business, financial condition and results of operations could be adversely impacted.

Our business may be materially and adversely affected or even face suspension of business due to non-compliance of environmental laws and regulations, including those related to climate change.

Pursuant to the Regulations on the Administration of Pollution Discharge Permits promulgated by the State Council of the PRC on January 24, 2021 and came into effect on March 1, 2021, a pollutant discharging entity shall legally hold a pollutant discharge permit in accordance, and discharge pollutants in compliance with the pollutant discharge permit.

If a pollutant discharging entity discharges pollutants without obtaining pollutant discharge permit, the competent authority may order the pollutant discharging entity to rectify, restrict its production, or even order it to cease the operation until the completion of rectification, and impose a fine of between RMB 200,000 and RMB 1 million; where the circumstances are serious, the entity may be ordered to permanently close down.

As of the date of this annual report, one of our PRC Subsidiaries, Zhongke Components, has been discharging pollutants constantly, including air pollutant, water pollutant and solid waste, without obtaining the pollutant discharge permit. Zhongke Components is in the process of obtaining such permit. To the best of our knowledge, our PRC Subsidiaries have not received any notice, fines, or penalties of non-compliance with regard to environmental laws and regulations that could have a material effect on the operations of the Company if not yet resolved as of the date of this annual report, and Zhongke Components has been negotiating with the competent authority and preparing for the purchase of waste gas and wastewater treatment equipment as required for the application of pollutant discharge permit. However, it still may face certain legal consequences, such as being ordered to restrict production, cease the operation before completion of rectification, and may be imposed fines. If the circumstances are found serious by the competent authority, Zhongke Components may be ordered to permanently close down. These potential legal consequences could materially and adversely affect our business, financial condition, and results of operations.

In addition to above regulations, we are subject to increasingly stringent environmental laws and regulations, including those relating to air emissions, wastewater discharges and chemical and hazardous waste management and disposal. A number of governments or governmental bodies have introduced or are contemplating introducing regulatory changes in response to climate change, including regulating greenhouse gas emissions. Some of these laws hold owners or operators of land or businesses liable for their own and for previous owners’ or operators’ releases of hazardous or toxic substances or wastes. Other environmental laws and regulations require obtaining and complying with environmental permits. To date, costs of complying with environmental, health and safety requirements have not been material. However, the nature of our operations and our long history of industrial activities at certain of our current or former facilities, as well as those acquired, could potentially result in material liabilities.

We must comply with existing and pending climate change legislation, regulation and international treaties or accords. As of the date of this annual report, we are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of environmental protection, nor have we been punished by any government authorities of the PRC. However, future events, including those relating to climate change or greenhouse gas regulation, could require us to incur expenses related to fund energy efficiency activities, fees or restrictions on certain activities, the modification or curtailment of operations, installation of pollution control equipment or investigation and cleanup of contaminated sites. Any adopted future regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations, and we may not be able to recover the cost of compliance with new or more stringent laws and regulations, which could adversely impact our results of operations, cash flow or financial condition.

Our business may be materially and adversely affected due to non-compliance regarding the inspection of environmental protection facilities and the submission of an environmental impact form for approval.

Pursuant to the Regulations on the Administration of Environmental Protection of Construction Projects promulgated by the State Council of the PRC on July 16, 2017 and effective on October 1, 2017, after the completion of a construction project for which an environmental impact assessment report is compiled or an environmental impact form is filled out, the project owner shall, in accordance with the standards and procedures stipulated by the relevant administrative department of environmental protection under the State Council of the PRC, inspect the supporting environmental protection facilities and prepare an inspection report. Except in cases where confidentiality is required, the project owner shall disclose the inspection report to the public in accordance with the laws. A construction project for which an environmental impact report is compiled or an environmental impact form is filled out shall be put into operation or use only when the environmental protection facilities have passed the inspection. If the facilities have not undergone such inspection or have failed to pass the inspection, the project shall not be put into operation or use.

Where, in violation of the provisions of the Regulations on the Administration of Environmental Protection of Construction Projects promulgated by the State Council of the PRC, a construction project is put into operation or use before construction of the supporting facilities necessitated for environmental protection is completed, or before the facilities have undergone acceptance inspection, or when the facilities have failed to pass such inspection, or where fraud is practiced in the course of the acceptance inspection of the facilities, the competent administrative department of environmental projection at or above the county level shall order the project owner to rectify within a specified time limit and shall impose on it a fine of not less than RMB 200,000 but not more than RMB 1 million; if the project owner fails to rectify within the specified time limit, it shall be fined not less than RMB 1 million but not more than RMB 2 million, the leading person directly in charge and the person to be held responsible shall each be fined not less than RMB 50,000 but not more than RMB 200,000. Where extreme environmental pollution or ecological damage is caused, the project owner shall be ordered to stop production or use, or even be ordered to shut down, pending approval of the people’s government vested with the power of approval. Our PRC Subsidiaries, Zhongjinke Shenzhen and Zhongke Components, have not undergone the environmental protection self-inspection of the new construction and expansion of the production projects for several times respectively, as of the date of this annual report. Therefore, for each construction or expansion of the production project without environmental protection inspection, we cannot rule out the possibility that our PRC Subsidiaries may be ordered to make corrections within a time limit and imposed a fine of between RMB 200,000 and RMB 1 million. If corrections are not made within the time limit, a fine of between RMB 1 million and RMB 2 million may be imposed. These possible penalties could materially and adversely affect our business, financial condition, and results of operations. As of the date of this annual report, Zhongjinke Shenzhen and Zhongke Components have respectively discussed with the competent authorities to correct the non-compliance. For Zhongjinke Shenzhen, it has completed one environmental protection self-inspection while there are two remaining inspections still in progress. For Zhongke Components, it has submitted the environmental impact form to the competent authority and obtained the competent authority’s approval on May 24, 2024. Zhongke Components plans to purchase the wastewater and waste gas treatment equipment to pass the following self-inspection. Our PRC Subsidiaries have not received any notice, fines, or penalties, or been aware of any investigation or dispute relating to such non-compliance that could have a material effect on the operations of the Company if not yet resolved as of the date of this annual report.

Pursuant to the Environmental Impact Assessment Law promulgated by the SCNPC on October 28, 2002, became effective on September 1, 2003 and latest amended on December 29, 2018, a project owner shall prepare an environmental impact report or an environmental impact form, which depends on the classification on the environmental impact of construction project, to obtain the competent authority’s approval for the new construction, expansion, or reconstruction of a construction project.

If a project owner fails to submit an environmental impact report or impact form for a construction project for approval, and commences the construction without authorization, the competent authority in charge of ecology and environment at or above the county level may order the construction project to be stopped, and impose a fine of not less than one percent but not more than five percent of the total amount of the investment in the construction project, and may order the construction project to be restored to the original conditions.

One of our PRC Subsidiaries, Zhongke Components, has not submitted an environmental impact form of the expansion of a construction project on time, and such construction project has been completed and put into operation as of the date of this annual report. Therefore, it may be imposed fines and ordered to restore the original conditions of the construction project by local competent authority, which may materially and adversely affect our business. As of the date of this annual report, Zhongke Components has submitted an environmental impact form to rectify the non-compliance, and obtained the competent authority’s approval on May 24, 2024. Zhongke Components has not received any notice, fines, or penalties relating to such non-compliance that could have a material effect on the operations of the Company if not yet resolved as of the date of this annual report.

Our patent rights are limited in China.

We rely on many patented products to establish our market share for nuts and bolts and other fastener products. Our patent rights are granted by the China National Intellectual Property Administration. While we have sold our products outside of the PRC and plan to continue expanding the export of our products overseas, we have not been granted any patent in countries outside of the PRC. As of the date hereof, most of our products are sold within the PRC. However, in the event that we begin to generate substantial revenue from sales abroad and if we cannot successfully protect our intellectual properties outside of the PRC, we may not be able to execute our business plan, which could have a material adverse effect on our financial performance.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, trademark and domain name laws and non-disclosure agreements and other methods to protect our intellectual property rights. Our PRC Subsidiaries own 57 patents and 6 trademarks. All the patents and trademarks have been properly registered with the China National Intellectual Property Administration. This intellectual property has allowed our products to earn market share in the industry.

The process of seeking patent protection can be lengthy and expensive, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

Policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

We may incur material losses and costs as a result of product liability, recall and warranty claims brought against us.

We may, from time to time, be subject to a variety of claims or litigation incidental to our businesses, including demands for damages arising out of use of our products, claims relating to intellectual property matters and claims involving employment matters and commercial disputes. We currently do not carry insurance and maintain reserves for potential product liability claims. However, even if in the future we may purchase product liability insurance, our insurance coverage may be inadequate if such claims do arise and any liability not covered by insurance could have a material adverse effect on our business. Any product liability claim may also include the imposition of punitive damages, the award of which, pursuant to certain state laws, may not be covered by insurance. Our product liability insurance policies, if any in the future, may have limits that, if exceeded, may result in material costs that could have an adverse effect on our future profitability. In addition, warranty claims are generally not covered by our product liability insurance. Further, any product liability or warranty issues may adversely affect our reputation as a manufacturer of high-quality, safe products, divert management’s attention, and could have a material adverse effect on our business.

We occupy one of our locations under long-term non-cancelable lease. We may be unable to renew leases on favorable terms or at all. Also, if we close the location, we may remain obligated under the applicable lease.

Our factory in Shenzhen is under a non-cancelable lease. The lease has a term of three years, starting from July 1, 2024, with options to renew for specified periods of time. We believe that leases we will enter into in the future will likely be long-term and non-cancelable and have similar renewal options. However, there can be no assurance that we will be able to renew our current or future leases on favorable terms or at all which could have an adverse effect on our ability to operate our business and on our results of operations. In addition, if we close the location, we generally remain committed to perform our obligations under the applicable lease, which include, among other things, payment of the base rent for the balance of the lease term. Our obligation to continue making rental payments in respect of leases for closed locations could have an adverse effect on our business and results of operations.

We cannot assure you that our internal growth strategy will be successful, which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

One of our strategies is to grow internally through improving the quality of existing products. However, many obstacles to this expansion exist, including, but not limited to, increased competition from similar businesses, our ability to improve our products and product mix to realize the benefits of our research and development efforts, international trade and tariff barriers, unexpected costs, costs associated with marketing efforts abroad and maintaining attractive foreign exchange rates. We cannot, therefore, assure you that we will be able to successfully overcome such obstacles and establish our services in any additional markets. Our inability to implement this internal growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

We are substantially dependent upon our senior management and key research and development personnel.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products and the enhancement of our existing products and technologies. In particular, we rely substantially on our Chief Executive Officer and Chairman, Ning Ding, to manage our operations.

While we provide the legally required personal insurance for the benefit of our employees, we do not maintain key man life insurance on any of our senior management or key personnel including our Chief Executive Officer and Director, Mr. Ning Ding. The loss of him would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of our senior management and key personnel has signed a confidentiality and non-competition agreement in connection with his employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

Our Chief Executive Officer and Director, Mr. Ning Ding, also serves as a Director at PSM-ZJK, a subsidiary that we indirectly own 49% of the equity interests. PSM-ZJK is also one of our major customers during the past two fiscal years, and we do not consider it as a competitor. However, Mr. Ding may need to devote a substantial portion of his time on overseeing the business and operations of PSM-ZJK, and therefore his attention could be diverted from our business and operations from time to time. In addition, Mr. Ding’s involvement in management of PSM-ZJK and our Company could potentially subject him to conflicts of interest in certain situations.

We compete for qualified personnel with other hardware manufacturing companies and related technology research institutions. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may not be able to meet our business and financial goals.

If we lose the services of any of our key executive officers and other key employees, or are unable to retain, recruit and hire experienced staff, our ability to effectively manage and execute our operations and meet our strategic objectives could be harmed.

Our future success depends on the continued service of our key executive officers and other key employees. We benefit from the leadership of a strong management team with proven vision, rich professional work experience, and extensive knowledge of China’s fastener manufacturing industry. We also rely on a number of key personnel for the development and operation of our business. In addition, we will need to continue attracting and retaining skilled and experienced staff for our businesses to maintain our competitiveness. If one or more of our key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and may incur additional expenses to recruit and train new personnel, our business could be materially and adversely affected. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, trade secrets and customers. Substantially all of our employees, including each of our executive officers and key employees, have entered into confidentiality agreements with us, which contains customary non-compete provisions. Although non-compete provisions are generally enforceable under PRC laws, if we need to enforce our rights under the non-compete provisions, we cannot assure you that a PRC court would enforce such provisions. If we lose the services of any of our key executive officers, senior management, or are unable to retain, recruit and hire experienced staff, our ability to effectively manage and execute our operations and meet our strategic objectives could be harmed.

Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

Our growth strategy includes building our brand, increasing market penetration of our existing products, increasing our exports, extending our product varieties and continuing R&D of new products. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

●	continued enhancement of our research and development capabilities;

●	information technology system enhancement;

●	cost controls and sufficient liquidity;

●	strengthening of financial and management controls and information technology systems; and

●	increased marketing, sales and support activities; and hiring and training of new personnel.

If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

Any failure by us to comply with applicable anti-money laundering laws and regulations could damage our reputation.

We currently do not have any anti-money laundering policies or programs in place. We cannot assure you that we will adopt any anti-money laundering policies and procedures or that such policies and procedures if adopted will be effective in protecting our business from being exploited for money laundering purposes or will be deemed to be in compliance with existing or future anti-money laundering implementing rules. If we fail to comply with applicable laws or regulations, it could compromise our image, undermine our reputation and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

Our cybersecurity measures may not protect us from system failures or interruptions.

While we have established policies and procedures to prevent or limit the impact of system failures and interruptions, there can be no assurance that such events will not occur or that they will be adequately addressed if they do. In addition, we outsource certain aspects of our operational functions to certain third-party providers. While we select third-party vendors carefully, we do not control their actions. If our third-party providers encounter difficulties including those resulting from breakdowns or other disruptions in communication services, cyber-attacks and security breaches or if we otherwise have difficulty in communicating with them, our ability to adequately process and account for transactions could be affected, and our ability to deliver products and services to our customers and otherwise conduct business operations could be adversely impacted. Replacing these third-party vendors could also entail significant delay and expense. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

We cannot assure you that such breaches, failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by us or the third parties on which we rely. We may not be insured against all types of losses as a result of third party failures and insurance coverage may be inadequate to cover all losses resulting from breaches, system failures or other disruptions. Further, the occurrence of any systems failure or interruption could damage our reputation and result in a loss of customers and business, could subject us to additional regulatory scrutiny, or could expose us to legal liability. Any of these occurrences could have a material adverse effect on our financial condition and results of operations.

Our board of directors oversees the risk management process, including the risk of cybersecurity, and delegates the responsibility of overseeing cybersecurity risks to the management of the Company and requires prompt reporting by the management to the board if any cybersecurity risks are detected.

We face risks related to the ongoing Russian invasion of Ukraine and any other conflicts that may arise on a global or regional scale which could adversely affect our business and results of operations.

On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets and supply and distribution chains for certain raw materials and goods and services on an unprecedented scale. The impact of the sanctions has also included disruptions to financial markets, an inability to complete financial or banking transactions, restrictions on travel and an inability to service existing or new customers in a timely manner in the affected areas of Europe. The Russian Federation could resort to cyberattacks and other action that impact businesses across the United States, the European Union and other nations across the globe including those without any direct business ties to the Russian Federation. The Russian invasion of Ukraine has continued to escalate without any resolution of the invasion foreseeable in the near future with the short and long-term impact on financial and business conditions in Europe remaining highly uncertain.

The U.S. and the European Union responded to Russia’s invasion of Ukraine by imposing various economic sanctions on the Russian Federation to which the Russian Federation has responded in kind. The United Kingdom, Japan, South Korea, Australia and other countries across the globe have imposed their own sanctions on the Russian Federation. The United States, the European Union and such other countries acting together or separately could impose wider sanctions or take further actions against the Russian Federation if the conflict continues to escalate. Multinational corporations and other corporations and businesses with business and financial ties to the Russian Federation have either reduced or eliminated their ties to the Russian Federation in a manner that often exceeds what is required pursuant to sanctions by these countries. While we do not have any direct business or financial ties to the Russian Federation or Ukraine as part of our own business, the impact of higher energy prices and higher prices for certain raw materials and goods and services resulting in higher inflation and disruptions to financial markets and disruptions to manufacturing and supply and distribution chains for certain raw materials and goods and services across the globe may impact our business in the future. We will assess and respond where appropriate to any direct or indirect impact that the Russian invasion of Ukraine has on the availability or pricing of the raw materials for our products, manufacturing and supply and distribution chains for our products and on the pricing and demand for our products.

In addition, any deterioration in credit markets resulting directly or indirectly from the ongoing Russian invasion of Ukraine could limit our ability to obtain external financing to fund our operations and capital expenditures. Adverse economic conditions may also result in a higher rate of losses on accounts receivables that we accrue in the future due to credit defaults. As a result, a downturn in the worldwide economy resulting from the Russian invasion of Ukraine and other conflicts with a global impact that may arise from time to time could have a material adverse effect on our business, results of operations, and/or financial condition.

Risks Related to Doing Business in China

Because substantially all of our operations are in mainland China, our business is subject to the complex and rapidly evolving laws and regulations there. The PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

As a business operating in the mainland China, we are subject to the laws and regulations of the mainland China, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the mainland China may be revised from time to time. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development,

●	Result in negative publicity or increase our operating costs,

●	Require significant management time and attention, and

●	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our Ordinary Shares.

The PRC government has exercised and continues to exercise substantial control over the Chinese economy. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to customer rights, taxation, employment, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

The PRC government may exert more oversight and control over offerings that are conducted overseas, which changes could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Given recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law (the “Opinions”), which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. Such future administrative measure or actions may have material adverse effects on the offering of our securities to investors, our proposed listing in the U.S. or our business operation, for example in the event that it is required that we should obtain permission from the PRC government to offer our securities to investors or list on U.S. exchanges, it is unpredictable whether such permission can be obtained by us, as the case may be, or, if permission is obtained, whether it could be later denied or rescinded. If we, including our subsidiaries, do not receive or maintain such permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, list in the U.S. and cause the value of our securities to significantly decline or become worthless. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. In July 2021, the Chinese cybersecurity regulator launched the investigation on three Internet platforms.

On July 30, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

On November 14, 2021, the CAC released the Regulations on the Network Data Security Management (Draft for Comments) (the “Data Security Management Regulations Draft”), to solicit public opinion and comments. Pursuant to the Data Security Management Regulations Draft, data processor holding more than one million users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. According to the latest amended Cybersecurity Review Measures, which was promulgated on December 28, 2021 and became effective on February 15, 2022, and replaced the Cybersecurity Review Measures promulgated on April 13, 2020, online platform operator holding more than one million users’ individual information shall be subject to cybersecurity review before listing abroad. Since the Cybersecurity Review Measures is new, the implementation and interpretation thereof is not yet clear.

Given that the above mentioned laws, regulations and policies were relatively new, and have not yet taken effect (as applicable), their interpretation, application and enforcement are subject to substantial uncertainties. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas could materially and adversely hinder our ability to offer or continue to offer our securities, and cause the value of our securities to significantly decline or become worthless.

PRC laws and regulations governing our current business operations may be revised from time to time with respect to the PRC legal system. Such revision or changes in laws and regulations in China could have a material adverse effect on us.

There are substantial revisions from time to time regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations may be subject to future changes. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is based on written statutes. Prior court decisions are encouraged to be used for reference but it remains unclear to what extent the prior court decisions may impact the current court ruling as the encouragement policy is new and there is limited judicial practice in this regard. We conduct our business primarily through our subsidiaries established in China.

Our PRC Entities are generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules may be revised from time to time, which may limit legal protections available to us. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China. Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements, etc. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements difficult. Such uncertainties, including any inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations. Such unpredictability towards our contractual, property, and procedural rights could adversely affect our business and impede our ability to continue our operations. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, there would be substantial costs and diversion of our resources and management attention in any litigation in China.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations.

Furthermore, if China adopts more stringent standards with respect to certain areas such as corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. We cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you.

Changes in China’s economic, political or social conditions or government policies, which could occur quickly, could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, development, growth rate, control of foreign exchange, monetary and tax policies, allocation of resources, and regulation of the growth of the general or specific market and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in the PRC, in the policies of the PRC government or in the laws and regulations in the PRC, which may occur quickly, could have a material adverse effect on the overall economic growth of the PRC. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, which may adversely affect our business and operating results. In addition, although these government involvements have been instrumental in China’s significant growth, if the PRC government’s current or future policies fail to help the Chinese economy achieve further growth, our growth rate or strategy, our results of operations could also be adversely affected as a result.

Non-compliance with labor-related laws and regulations of the PRC and increases in labor costs in the PRC may have an adverse impact on our financial condition and results of operation.

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law (the “Labor Contract Law”), that became effective in January 2008 and was last amended in December 2012 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Furthermore, the Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. In addition, for employees whose employment contracts include noncompetition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses. We expect that our labor costs, including wages and employee benefits, will continue to increase. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We believe our current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and be subject to orders by competent labor authorities for rectification, and failure to comply with the orders may further subject us to administrative fines. We may also be subject to late fees and fines in relation to the under-withheld individual income tax. In any of such events, our business, financial condition and results of operations could be materially and adversely affected.

There may be certain incompliance with PRC regulations in connection with some of our leased properties, which may cause disruption to our business and incur additional costs to our regular operations.

As of the date of this annual report, the lessor of the leased property used by Zhongjinke Shenzhen (i.e. the location of the principal executive office and the plant of Zhongjinke Shenzhen) has not obtained the real estate title certificate and construction project planning permit for such leased property, and there may be risks that the lease agreement between Zhongjinke Shenzhen and the lessor might be deemed invalid and the lessor cannot continuously lease the property to Zhongjinke Shenzhen. Zhongjinke Shenzhen has proactively negotiated with the lessor to urge the lessor to obtain the real estate title certificate or construction project planning permit as soon as possible, but the lessor has not provided any certificate or permission as of the date of this annual report. If Zhongjinke Shenzhen is unable to continue to occupy and use such property due to the above-mentioned issue, Zhongjinke Shenzhen may be forced to relocate. Although Zhongjinke Shenzhen has the option of relocating to one of the properties owned by the Company in a short term, such relocation may cause certain disruption to our business and incur some additional costs to our regular operations.

In addition, Zhongjinke Shenzhen subleased part of the leased property to Zhongjinke WFOE. The risk of invalidity of the lease agreement between Zhongjinke Shenzhen and the lessor, as discussed above, may cause the sublease agreement between Zhongjinke Shenzhen and Zhongjinke WFOE invalid. Furthermore, Zhongjinke Shenzhen subleased part of the leased property to Zhongjinke WFOE without obtaining written consent from the lessor in advance as required under the lease agreement between Zhongjinke Shenzhen and the lessor. Accordingly, pursuant to the lease agreement, there may be risks that the lessor may terminate the lease agreement, repossess the leased property, and forfeit the deposit. Due to the above risks, Zhongjinke Shenzhen and Zhongjinke WFOE may be forced to relocate. However, in terms of the potential disruption and costs, unlike Zhongjinke Shenzhen using the leased property as a factory, Zhongjinke WFOE is mainly using the leased property as administrative offices. If the sublease is deemed invalid and Zhongjinke WFOE is forced to relocate, such relocation may cause less disruption to Zhongjinke WFOE’s business than Zhongjinke Shenzhen.

Furthermore, the lessor of the leased property used by Zhongjinke Nanjing has not provided the real estate title certificate of the leased property or any written consent from the owner to the lease to Zhongjinke Nanjing as of the date of this annual report. There may be risks that the lessor is not the owner of the leased property or the lessor is not the proper authorization person to lease the property to Zhongjinke Nanjing. If the owner of the leased property does not approve the lease, the lease agreement would be deemed invalid and Zhongjinke Nanjing may be forced to relocate. Such relocation of Zhongjinke Nanjing may cause certain disruption to our business and incur some additional costs to our regular operations. However, according to the Company, Zhongjinke Nanjing provides selling services for Zhongjinke Shenzhen and the leased property is simply used as an office as of the date of this annual report. Hence, we believe that the possible relocation of Zhongjinke Nanjing may cause little disruption to our business.

If the PRC government were to impose new requirements for approval from the PRC authorities to issue our Ordinary Shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and supporting guidance (collectively, the “Filing Rules on Overseas Listings”), which came into effect on March 31, 2023. The Filing Rules on Overseas Listings, among other things, stipulate that, after making relevant applications with overseas stock markets for initial public offerings or listings, all China-based companies shall file with the CSRC within three working days. Where a China-based company submits its application for initial public offering and listing overseas by secret or non-public means, it may submit explanations at the time of filing with CSRC, apply for postponing the disclosure of the information, and shall report to the CSRC within three working days after the application for offering and listing are submitted public overseas. After completing overseas offering and listing, China-based companies shall report to CSRC in accordance with the guidance.

Furthermore, on February 24, 2023, the CSRC, together with the Ministry of Finance, the National Administration of State Secrets Protection Bureau and the National Archives Administration issued the Archives Rules, which also came into effect on March 31, 2023. The Archives Rules expand their application to cover indirect overseas offering and listing, stipulating that a domestic company which plans to publicly disclose any documents and materials containing state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level.

We were advised by our PRC counsel that under existing PRC laws, while we and our PRC Entities are not required to pass cybersecurity review of the CAC, Zhongjinke Shenzhen, as a China-based company indirectly offering or listing overseas, shall comply with the Filing Rules on Overseas Listings and go through the filing procedures with the CSRC before the overseas offering and listing. On October 7, 2023, we submitted a filing with the CSRC in connection with our initial public offering, which was within three working days after submitting the filing application for listing overseas, and the CSRC published the notification on our completion of the required filing procedures on January 22, 2024. The Filing Rules on Overseas Listings require subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuers who have completed overseas offerings and listings. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Filing Rules on Overseas Listings. If we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. Given the current PRC regulatory environment, it is uncertain when and whether we or our PRC Subsidiaries, except for the filling procedures with the CSRC and reporting of relevant information according to the Filing Rules on Overseas Listings, will be required to obtain other permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

The transfer of funds, dividends and other distributions between us and our entities is subject to restriction.

As a holding company, we may rely on transfer of funds, dividends and other distributions on equity paid by our PRC Entities for our cash and financing requirements. If any of our PRC Entities incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us.

As of the date of this annual report, PSM-ZJK has made dividends or distributions of US$2,319,218 to Zhongjinke Shenzhen in 2024 and US$1,863,561 in 2023. In the future, cash proceeds raised from overseas financing activities will be transferred by us to our subsidiaries via capital contributions or shareholder loans, as the case may be. Such cash proceeds will be transferred by Zhongjinke to Zhongjinke BVI, then transferred to Zhongjinke HK, then transferred to Zhongjinke WFOE and/or Galaxy Exploration, and then to our PRC Entities, via capital contribution or shareholder loans, as the case may be.

We intend to keep any future earnings to re-invest in and finance the expansion of the business of the PRC Operating Entities, and we do not anticipate that any cash dividends will be paid in the foreseeable future to the U.S. investors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of profits of the company or its share premium account or a combination of both, provided that in no circumstances may a dividend be paid if, following the date on which the dividend is proposed to be paid, the company would be unable to pay its debts as they fall due in the ordinary course of business. Certain payments from us or the BVI or Hong Kong subsidiaries to the PRC Entities are subject to PRC taxes, including value added tax (“VAT”). To the extent any funds or assets in the business is in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC, except as otherwise approved by competent PRC government authorities to be used to make overseas investment or lend to overseas affiliates, due to the controls imposed by PRC governments which may limit our ability to transfer funds, pay dividends or make distribution to Zhongjinke. The PRC government imposes control on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Based on the Hong Kong laws and regulations, as at the date of this annual report, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities.

In addition, to address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the PBOC and the SAFE have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC Entities’ dividends and other distributions may be subject to tightened scrutiny in the future.

Foreign currency exchange regulation in the PRC is primarily governed by Foreign Exchange Administration Regulations, most recently revised by the State Council on August 5, 2008, Notice on Further Simplifying and Improving Policies of Foreign Exchange Administration on Direct Investment issued by SAFE on February 13, 2015 and most recently amended on December 30, 2019, and the Provisions on the Administration of Settlement, Sale and Payment of Foreign Exchange promulgated by the PBOC on June 20, 1996. Currently, RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions. Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions, interest and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of the SAFE or its local office has been obtained. Capital investments by foreign enterprises are also subject to the regulations of the National Development and Reform Commission of China (the “NDRC”), the MOFCOM and the SAFE.

Therefore, Zhongjinke and its subsidiaries may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if the PRC Entities incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong.

To the extent funds are generated in our PRC Operating Entities, and may need to be used to fund operations outside of mainland China, such funds may not be available due to limitations placed by the PRC government. Furthermore, to the extent assets (other than cash) in our business are located in mainland China or held by a mainland China entity, the assets may not be available to fund operations or for other use outside of mainland China due to compliance requirement on the ability of us and our subsidiaries to transfer assets by the PRC government. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiary in the future, and to the extent cash is generated in our Hong Kong subsidiary, and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, such funds or assets may not be available due to compliance requirement on the ability of us and our subsidiaries to transfer funds or assets by the PRC government. Furthermore, there can be no assurance that there would be no restrictions or limitations on our ability to transfer or distribute cash, which could result in an inability or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong and adversely affect our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Ordinary Shares.

Our revenues and expenditures are denominated in RMB, whereas our reporting currency is the USD. As a result, fluctuations in the exchange rate between the USD and RMB will affect the relative purchasing power, in RMB terms, of our USD assets and the proceeds from our initial public offering. Our reporting currency is the USD, while the functional currency for our PRC Entities is RMB. Gains and losses from the re-measurement of assets and liabilities receivable or payable in RMB are included in our consolidated statements of operations. The re-measurement has caused the USD value of our results of operations to vary with exchange rate fluctuations, and the USD value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the USD could reduce our profits from operations and the translated value of our net assets when reported in USD in our financial statements. This change in value could negatively impact our business, financial condition, or results of operations as reported in USD. In the event that we decide to convert our RMB into USD to make payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the USD against the RMB will harm the USD amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

The value of the RMB against the USD and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the USD, and the RMB appreciated more than 20% against the USD over the following three years. However, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. Between July 2008 and June 2010, the exchange rate between the RMB and the USD had been stable and traded within a narrow range. Since June 2010, the RMB has fluctuated against the USD, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (“IMF”)’s basket of currencies that make up the Special Drawing Right (“SDR”) and includes the USD, the Euro, the Japanese yen, and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging USD and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the USD in the future. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the Renminbi and the USD in the future.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Ordinary Shares in USD. For example, to the extent that we need to convert USD we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the USD would adversely affect the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the USD may significantly reduce the USD equivalent of our earnings, which in turn could adversely affect the price of our Ordinary Shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited. We may not be able to hedge our exposure adequately. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our Ordinary Shares.

There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

We conduct substantially all of our business operations in China, and a majority of our directors and senior management are based in mainland China and Hong Kong. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate. While shareholder claims are common in the United States, including class action securities law and fraud claims, it is generally difficult for shareholders to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

With the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, or if the PRC government were to impose new requirements for approval from the PRC authorities to issue our Ordinary Shares to foreign investors or list on a foreign exchange, failure to comply with the relevant requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

On February 17, 2023, the CSRC promulgated the Filing Rules on Overseas Listings, which became effective on March 31, 2023. According to the Filing Rules on Overseas Listings, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC; if a domestic company fails to complete the filing procedure, such domestic company may be subject to administrative penalties; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application.

Furthermore, on February 24, 2023, the CSRC, together with the Ministry of Finance, the National Administration of State Secrets Protection Bureau and the National Archives Administration issued the Archives Rules, which also came into effect on March 31, 2023. The Archives Rules will expand their application to cover indirect overseas offering and listing, stipulating that a domestic company which plans to publicly disclose any documents and materials containing state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level.

As the Filing Rules on Overseas Listings and the Archives Rules are relatively new, there are substantial uncertainties as to the implementation and interpretation, and how they will affect future financing. The Filing Rules on Overseas Listings require subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuers who have completed overseas offerings and listings. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Filing Rules on Overseas Listings. If we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions against us in China, Hong Kong, or other foreign jurisdictions, and the ability of U.S. authorities to bring actions in foreign jurisdictions may also be limited.

We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, our current officers reside within China and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside the PRC. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult.

We may rely on dividends and other distributions on equity paid by our PRC Entities to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Entities to make payments to us could have a material and adverse effect on our ability to conduct our business.

We rely principally on dividends and other distributions on equity from our PRC Entities for our cash requirements, including for services of any debt we may incur.

Our PRC Entities’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC Entities to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC Entities, as a Foreign Invested Enterprise (“FIE”), is required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50 percent of its registered capital. These reserves are not distributable as cash dividends. If our PRC Entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC Entities to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

Governmental control of currency conversion may limit our ability to use our revenues effectively, the ability of our PRC Subsidiaries to obtain financing and affect the value of your investment.

The PRC government imposes control on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a majority of our revenues in Renminbi, which currently is not a freely convertible currency. Restrictions on currency conversion imposed by the PRC government may limit our ability to use revenues generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to current account transactions, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC Subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, by complying with certain procedural requirements. Our PRC Subsidiaries may also retain foreign currency in their respective current account bank accounts for use in payment of international current account transactions. However, we cannot assure you that the PRC government will not at its discretion take measures in the future to restrict access to foreign currencies for current account transactions.

Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to capital account transactions, which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC Subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. We cannot assure you that the registration process will not delay or prevent our conversion of Renminbi, therefore, to the extent funds in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to compliance requirement on the ability of us or our PRC Subsidiaries by the PRC government to transfer funds. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Ordinary Shares.

Although the audit report included in this annual report was issued by U.S. auditors who are currently regularly inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our Ordinary Shares may be delisted or prohibited from trading.

The audit report included in this annual report was issued by HTL, a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, HTL is required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. If we were to engage a different auditor in the future, we would engage an auditor that is U.S.-based and subject to full PCAOB inspection with all materials related to the audit of our financial statements accessible to the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. In such case, we will engage a new qualified and fully inspected auditor, which may result in us delaying or restating our financial statements.

If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On December 2, 2021, the SEC adopted final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which amended the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong.

Should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, it will make it difficult to evaluate the effectiveness of our auditor’s audit procedures or equity control procedures. Investors may consequently lose confidence in our reported financial information and procedures or quality of the financial statements, which would adversely affect us and out securities.

Recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the PRC MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC MOF in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC MOF to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the PWG Report are presumably subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals. Since we are listed on the Nasdaq Capital Market, if we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the Nasdaq Capital Market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our Ordinary Shares trading in the United States.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

Furthermore, the HFCA Act, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time.

In addition, on June 22, 2021, the U.S. Senate passed the AHFCAA, which amended the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On August 26, 2022, the Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong. The Statement of Protocol is subject to further explanation and implementation. The PCAOB will be required to assess whether it is able to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong by the end of 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report.

Our auditor, HTL, the independent registered public accounting firm, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. HTL is headquartered at 12 Greenway Plaza Suite 1100 Houston, TX 77046, and is subject to inspection by the PCAOB on a regular basis. Notwithstanding the forgoing, in the event that, in the future, either there is any regulatory change or step taken by PRC regulators that does not permit HTL to provide audit documentations located in mainland China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including “over-the-counter” trading, may be prohibited, under the HFCA Act. The recent developments add uncertainties to our offering and we cannot assure you whether the national securities exchange we apply to for listing or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the M&A Rules and Anti-Monopoly Law of the People’s Republic of China promulgated by the SCNPC which became effective in 2008 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the SAMR be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC Entities to liability or penalties, limit our ability to inject capital into our PRC Entities, limit our PRC Entities’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles (“SAFE Circular 37”) to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles (“SAFE Circular 75”), which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Our ultimate shareholders, namely Ning Ding, Kai Huang, Chaoyong Xu, Huiming Liu, Kai Ding, Jieke Zhu, Dongxin Zhou, that we are aware of are subject to SAFE regulations, have completed all necessary initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these shareholders may continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such shareholders to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC Subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Our PRC Subsidiaries fail to comply with social insurance and housing provident fund related laws and regulations, which may negatively affect our business by the potential obligations.

Our PRC Subsidiaries are required by PRC labor-related laws and regulations to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund, to designated government agencies for the benefit of their employees and associates.

In accordance with the Law of Social Insurance of the PRC which took effect on July 1, 2011 and was last amended on December 29, 2018, and the Regulations on Management of Housing Provident Fund which took effect on April 3, 1999 and was last amended on March 24, 2019, employers are required to apply for social insurance registration and housing provident fund deposit registration within thirty (30) days of the companies’ establishment and to make full payments of the basic medical insurance basic retirement insurance, insurance for work-related injury, unemployment insurance, maternity insurance and housing provident fund for all their employees.

If the employer fails to comply with such regulatory requirements, the social insurance administration authority shall order it to make rectification within a prescribed time limit. If rectification is not made within the prescribed time limit, the employer will be imposed with fines.

Our PRC Subsidiaries have completed the social insurance registration and housing provident fund deposit registration but failed to make contributions in full on the social insurance fund and housing provident fund for all their employees as required by the relevant PRC laws and regulations.

Although none of our PRC Subsidiaries has received any order or notice from the local authorities nor any claims or complaints from their existing and former employees regarding their non-compliance of PRC labor-related laws and regulations for the years ended December 31, 2024 and 2023, we cannot rule out the possibility that the competent PRC labor authorities may order our PRC Subsidiaries to rectify the non-compliance and pay the required contributions within a stipulated deadline and our PRC Subsidiaries may be subject to a late fee of up to 0.05% per day. If our PRC Subsidiaries still fail to rectify, our PRC Subsidiaries may be subject to a fine ranging from one to three times of the amount overdue, which could materially and adversely affect our business, financial condition and results of operations.

Our business may be materially and adversely affected due to non-compliance of work safety rules.

Pursuant to the Measures for Supervision and Administration over the “Three-Simultaneities” of Safety Facilities of Construction Projects promulgated by the former State Administration of Work Safety of the PRC on April 2, 2015 and came into effect on May 1, 2015, the enterprises engaged in construction and business operation of projects shall (1) ensure safety facilities of the construction projects be designed, constructed and put to use or into operation simultaneously with the main part of the construction project, (2) produce written reports on the analysis of the conditions and facilities of the production safety, which shall be kept on file for further inspection by competent administrative departments; (3) produce written reports on the review and verification of the safety facilities’ designs, which shall be kept on file for further inspection by competent administrative departments; (4) produce written reports on the acceptance test of the safety facilities, which shall be kept on file for further inspection by competent administrative departments. The relevant government agencies may examine whether enterprises engaged in construction and business operation of projects in mainland China have complied with the work safety requirements stated above, and may impose fines and order enterprises to rectify.

One of our PRC Subsidiaries, Zhongjinke Shenzhen does not produce or archive reports on pre-assessment, design and acceptance test of work safety facilities as required, but it has obtained a certification issued by local competent administrative department, which stated that Zhongjinke Shenzhen has never been imposed administrative penalty for violating the relevant regulations on work safety from January 1, 2020 to May 15, 2023. Our other PRC subsidiary, Zhongke Components has produced reports on pre-assessment and design of work safety facilities. Zhongke Components has produced written reports on the analysis of the conditions and facilities of the production safety and on the review and verification of the safety facilities’ designs, however, it has not yet produced report on acceptance test of work safety facilities as of the date of this annual report.

Therefore, our PRC Subsidiaries, Zhongjinke Shenzhen and Zhongke Components may be ordered to rectify within a limited period of time and be imposed fines from RMB 5,000 to RMB 30,000 respectively, due to non-compliance of work safety rules.

Although to the best of our knowledge none of our PRC Subsidiaries has received any order or notice from the local authorities in this regard that could have a material effect on the operations of the Company if not yet resolved as of the date of this annual report, we cannot assure you that they will not be subject to any order to rectify, fines and/or other penalties, nor can we assure you that there is no, or will not be any, employee complaint regarding work-related injury liability or compensation. In addition, our PRC Subsidiaries may incur additional costs to comply with such laws and regulations by the government authorities. These possible legal consequences regarding the work safety, including but not limited to any warnings, fines, penalties, orders, complaints, or compensations, could negatively affect our business, financial condition, and results of operations.

Our business may be materially and adversely affected due to non-compliance of occupational disease prevention rules.

Pursuant to the Measures for Supervision and Administration over the “Three-Simultaneities” of Occupational Disease Prevention of Construction Projects promulgated by the former State Administration of Work Safety of the PRC on March 9, 2017 and came into effect on May 1, 2017, the enterprises engaged in construction of projects shall (1) ensure the occupational disease prevention facilities of the construction projects be designed, constructed and put to use or into operation simultaneously with the main part of the construction project, (2) produce pre-assessment reports on the occupational disease prevention, which shall be kept on file for further inspection by competent administrative departments; (3) produce written reports on the review and verification of the occupational disease prevention facilities’ designs, which shall be kept on file for further inspection by competent administrative departments; (4) produce the written reports on the acceptance test of the occupational disease prevention facilities, which shall be kept on file for further inspection by competent administrative departments.

The relevant government agencies may examine whether enterprises engaged in construction and business operation of projects in mainland China have complied with the occupational disease prevention requirements stated above, and may warn, order the enterprise to rectify within a limited period of time, impose fines from RMB 100,000 to RMB 500,000, and/or other penalties, if the rectification is not completed as required. Furthermore, the relevant government agencies may order enterprises to halt production or close down if any severe non-compliance is found.

Our PRC Subsidiaries, Zhongjinke Shenzhen and Zhongke Components do not produce or archive reports on pre-assessment, design, and acceptance test of occupational disease prevention facilities as required by relevant PRC laws and regulations. As of the date of this annual report, Zhongjinke Shenzhen has appointed a third party to review its current conditions of occupational health, which is certified to test and evaluate the occupational health by Health Commission of Guangdong Province. The third party has produced a report and advised that the occupational disease protection facilities and other aspects of Zhongjinke Shenzhen basically meet requirements of relevant occupational health standards. And if the recommendations of the report are adopted and implemented, the occupational health management measures of Zhongjinke Shenzhen will satisfy the provisions of relevant laws and regulations. Currently, except for the establishment of the hearing protection program, Zhongjinke Shenzhen has adopted and implemented all measures in terms of equipment maintenance, personal protective equipment, and occupational health inspection. Zhongke Components has also initiated the preparation of pre-assessment report on the occupational disease prevention and negotiated with the competent authority to correct the non-compliance.

Although none of our PRC subsidiaries has received any order or notice from the local authorities in this regard for the years ended December 31, 2024 and 2023, we cannot assure you that they will not be subject to any order to rectify, fines and/or other penalties, or any order to halt production or close down if any severe violation is found in the future, nor can we assure you that there is no, or will not be any, employee complaint regarding compensation for occupational disease against it. In addition, our PRC subsidiaries may incur additional costs to comply with such laws and regulations by the government authorities. These possible legal consequences regarding occupational disease prevention, including but not limited to any warnings, fines, penalties, orders, complaints, or compensations, could materially and adversely affect our business, financial condition, and results of operations.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012 (“SAFE Notices No. 7”), PRC citizens and non-PRC citizens who reside in China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company offered to the director, supervisor, senior management and other employees of, and any individual who has labor relationship with its domestic affiliated entities are required to register with SAFE through a domestic qualified agent, which could be a PRC Subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of no less than one year and who have been granted stock options are subject to these regulations. Failure to complete the SAFE registrations for our employee incentive plans after our listing may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC Subsidiaries and limit our PRC Subsidiaries’ ability to distribute dividends to us. We may also face regulatory requirement that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

In addition, the SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC Subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted with restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

If we become directly subject to the recent scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and or defend the matter, which could harm our business operations, share price and reputation and could result in a complete loss of your investment in us.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed China-based companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and or external investigations into the allegations. If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend our company. Such investigations or allegations will be costly and time-consuming and distract our management from our business plan and could result in our reputation being harmed and our share price could decline as a result of such allegations, regardless of the truthfulness of the allegations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the ordinary shareholders) may be subject to PRC tax on gains realized on the sale or other disposition of the Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ordinary shareholders) and any gain realized on the transfer of the Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Ordinary Shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“SAT Bulletin 7”). SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“SAT Bulletin 37”), which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an “Indirect Transfer”, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC Subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Risks Related to Doing Business in Vietnam

Geopolitical risks may have an adverse impact on our business, financial condition and results of operations.

The social conditions and political stability of Vietnam will have a direct impact on the feasibility in operating our factory in Vietnam. Our business operations in Vietnam where the economy and legal systems remain susceptible to risks associated with an emerging economy may be subject to higher geopolitical risks than developed countries. Unexpected social and political events such as the social unrests in Vietnam targeting Chinese-related businesses, and territorial and other disputes among neighboring countries in Asia may adversely affect the operations of our factory in Vietnam. Any social and political unrest, which are beyond our control, may give rise to various risks, such as loss of employment and safety and security risks to persons and properties and in turn adversely affect Vietnam economy. Any such event may in turn have an adverse impact on our businesses, financial condition and results of operations.

The economy in Vietnam may be subject to periods of high inflation which could materially and adversely affect our business, financial operation and results of operations and growth prospects.

Government anti-inflation policies and a decline in commodity and petroleum prices have led to a decrease in Vietnam’s inflation rate. While these inflation rates are lower than rates of earlier years, there can be no assurance that the Vietnamese economy will not be subject to future periods of high inflation. Should inflation in Vietnam increase significantly, our costs, including labor costs and transportation costs are expected to increase. Furthermore, high inflation rates could have an adverse effect on Vietnam’s economic growth, business climate and dampen consumer purchasing power. As a result, a high inflation rate in Vietnam could materially and adversely affect our business, financial condition and results of operations and growth prospects.

Changes in the economic, political and legal environment of Vietnam, and Vietnam’s less developed legal system, may adversely affect our business, financial condition and results of operations.

Our business operations in Vietnam are subject to the economic, political and legal environment in Vietnam. Vietnam’s economy differs from the economies of many countries in such respects as governmental involvement, level of development, growth rate, allocation of resources and inflation rate. Prior to the 1990s, Vietnam’s economy was largely a planned economy. Since about 1987, increasing emphasis has been placed on the utilization of market forces in the development of the economy. Although state owned enterprises still account for a substantial portion of Vietnam’s industrial output, the Vietnamese government in general is reducing the level of direct control that it exercises over the economy through state plans and other measures. It is our understanding that there is an increasing level of freedom and autonomy in areas such as resource allocation, production and management and a gradual shift in emphasis to a market economy and enterprise reform.

The legal system of Vietnam also differs from most common law jurisdictions, in that it is a system in which decided legal cases have little precedential value. The laws and regulations are subject to broad and varying interpretations by government officials and courts. For vague regulations, the courts of Vietnam have the power to read implied terms into contracts, adding a further layer of uncertainty. As a result, government officials and courts often express different views from lawyers’ on the legality, validity and effect of a particular legal document. In addition, the views of governmental authority received on a particular issue have no binding effect or finality, so there is no guarantee that similar issues will be dealt with in a similar way by other governmental authorities. Furthermore, recognition and enforcement of legal rights through Vietnam courts, arbitration centers and administrative agencies in the event of a dispute is uncertain. As part of its transition from a planned economy to a more market-oriented one, the Vietnamese government has implemented a series of economic reforms. In preparation for Vietnam’s accession to the World Trade Organization in 2007, the Vietnamese government has also promulgated a series of laws and regulations on local and foreign investment, including the law on investment, which regulates investments in Vietnam, and the law on enterprises, which sets out the types of corporate vehicle investors may establish to carry out their investment projects. However, conflicting interpretations between local regulators in different provinces and between different ministries, may create confusion over key issues. In the context of pursuing and maintaining economic reforms, the Vietnamese government has promulgated other laws and regulations in recent years designed to attract foreign investment and business development in Vietnam, which may intensify the competition in our industry.

Although the Vietnamese government has made progress in economic reform and the development of laws and regulations, there remain inherent uncertainties and inconsistencies in the interpretation, implementation and enforcement of laws and government policies. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition, depending upon the outcome of these experiments. Furthermore, there can be no assurance that the Vietnamese government will continue to pursue policies of economic reform or that any reforms will be successful or the impetus to reform will continue. If any of the changes adversely affect us or our business, or we are unable to capitalize on the economic reform measures of the Vietnamese government, our business, financial condition and results of operations could be adversely affected.

Risks Related to our Ordinary Shares

The market price for the Ordinary Shares may be volatile.

The trading prices of the Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the Ordinary Shares, regardless of our actual operating performance. Any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of the Ordinary Shares.

In addition to the above factors, the price and trading volume of the Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our consumers or our industry;

●	conditions in the fastener manufacturing business;

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other manufacturing companies;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium; provided that in no circumstances may a dividend be paid if, following the date on which the dividend is proposed to be paid, our company would be unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares, and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, we currently have 61,381,249 Ordinary Shares outstanding, of which 4,338,351 Ordinary Shares are freely tradable without restriction or further registration under the Securities Act. The remaining shares may also be sold in the public market in the future in accordance with Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of Ordinary Shares held by our Controlling Shareholder or any other shareholder or the availability of these Ordinary Shares for future sale will have on the market price of our shares.

We may need additional capital and may sell additional Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Our directors and officers collectively own an aggregate of 82.09% of the total voting power of our outstanding Ordinary Shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the Ordinary Shares due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

In addition, under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of an exemption that allows us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, we will not be subject to the same new or revised accounting standards as other public companies that comply with the public company effective dates. We have also elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this annual report is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result of these elections, the information that we provide to our shareholders may be different than you might receive from other public reporting companies.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if: (i) more than 50% of our outstanding voting securities are owned by U.S. residents; and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we were to lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting, and other expenses that we do not incur as a foreign private issuer.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because our Chairman and chief executive officer, Mr. Ning Ding, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

We will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

As of December 31, 2024, our management identified certain material weaknesses relating to the Company’s lack of in-house accounting personnel with sufficient knowledge of U.S. GAAP and SEC reporting experiences. In order to address and resolve the foregoing material weakness, we plan to take certain remedial measures including (i) hiring internal qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening corporate governance.

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our second annual report on Form 20-F after becoming a public company (i.e. beginning with our annual report for the fiscal year ending December 31, 2024). In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

We incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq Capital Market.

We incur additional legal, accounting, and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices. Compliance with these requirements increases our legal and financial compliance costs and makes some activities more time-consuming and costly. In addition, our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs incurred as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us, and our business may be adversely affected.

We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

Our Ordinary Shares are listed on the Nasdaq Capital Market. In order to continue listing our shares on the Nasdaq Capital Market, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our Ordinary Shares will continue to be listed on Nasdaq in the future.

If Nasdaq delists our Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect that our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on Nasdaq, U.S. federal law prevents or preempts states from regulating their sale. However, the law does allow states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then states can regulate or bar their sale. Further, if we were no longer listed on Nasdaq, we would be subject to regulations in each state in which we offer our shares.

Nasdaq may apply additional and more stringent criteria for our continued listing.

Nasdaq Listing Rule 5101 provided Nasdaq with broad discretionary authority over our Initial Public Offering and further provides Nasdaq with such discretionary authority over the continued listing of our securities in Nasdaq. In general, Nasdaq may use such discretion to deny initial listings, apply additional or more stringent criteria for the initial or continued listings of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listings or to apply additional and more stringent criteria in the instances, including but not limited to where: (i) the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. For the any aforementioned concerns, we may be subject to the additional and more stringent criteria of Nasdaq for our continued listing of our Ordinary Shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

Based on the price of our Ordinary Shares and the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder, including increased U.S. federal income tax liability and additional reporting requirements. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. holders who own our Ordinary Shares if we were determined to be a PFIC, see the discussion under “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company” below.

We may experience extreme share price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any share-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the Ordinary Shares they hold or may not be able to sell their Ordinary Shares at all.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. References to the Company’s amended and restated articles of association (or the “Articles”) are to the amended and restated articles of association that will be adopted upon effectiveness of the registration statement. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England. Appeals from the Cayman Islands Courts to the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on courts in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against us, judgments of courts of the United States obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments obtained in the United States. The courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Ogier has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal, punitive in nature. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than copies of our memorandum and articles of association, register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Pursuant to our articles of association, shareholders will not have any right to inspect any account or book or document of the Company except as conferred by Companies Act or as authorized by our directors or by ordinary resolution of our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to convene a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding not less than 10 percent of rights to vote at such general meeting, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 7 clear days is required for the convening of our general meetings. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, holding not less than a majority of the outstanding shares carrying the right to vote at such meeting.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

We are a Cayman Islands exempted company incorporated with limited liability. Our corporate affairs are governed by our amended and restated memorandum and articles of association (as may be amended and restated from time to time) and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of skill, care and diligence to the company. Under Cayman Islands law, the fiduciary duties that directors owe include: (i) a duty to act in what the director bona fide considers to be in the best interests of the company; (ii) a duty to exercise powers for the purposes for which those powers were conferred; (iii) a duty not to fetter the exercise of future discretion; and (v) a duty not avoid conflicts of interests and of duty. Our amended and restated articles of association have varied this last obligation by allowing a director to (a) be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested; or (b) be interested in another body corporate promoted by the Company or in which the Company is otherwise interested. In particular, the director may be a director, secretary or officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, that other body corporate, if such director discloses to their fellow directors the nature and extent of any material interest or duty. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands on May 11, 2022 with operations conducted through primarily our Operating Entities, Zhongjinke Shenzhen, Zhongke Components, Zhongjinke Nanjing, PSM-ZJK and Precision Vietnam.

In October 2024, we completed our initial public offering and listed our Ordinary Shares on the Nasdaq Capital Market under the symbol “ZJK.” We raised approximately US$6.91 million in gross proceeds from the issuance of new shares from the initial public offering (“IPO”) and partial exercise of over-allotment option prior to deducting underwriting discounts, commissions and expenses.

Our principal executive offices are located at No.8, Jingqiang Road, 138 Industrial Zone, Xiuxin Community, Kengzi Town, Pingshan New Area, Shenzhen, PRC. Our telephone number at this address is +86-0755-28341175. Our agent for service of process in the United States is Cogency Global Inc, located at 122 E 42nd St., 18th Floor, New York, NY 10168.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website www.zjk-industrial.com. The information contained on our website is not a part of this annual report.

B.	Business Overview

OVERVIEW

Operating through our consolidated subsidiaries in the PRC, we are a high-tech enterprise specialized in manufacturing and sale of precision fasteners, structural parts and other precision metal parts products for new energy vehicles and intelligent electronic equipment, such as mobile phones, smart watches, drones, and 5G communication base stations.

Our involvement in the precision metal parts manufacturing industry started since the establishment of Shenzhen Zhongjinke Hardware Products Co., Ltd in 2011. Our manufacturing technology and experience have been growing steadily in the past 14 years, and we have a professional team consisting of 403 employees as of April 15, 2025. We produced approximately 4.40 billion and 5.7 billion precision metal parts for the fiscal years ended December 31, 2023 and 2024, respectively. We have obtained 57 patents from China National Intellectual Property Administration as of April 15, 2025. With a series of precise and highly-automated processing equipment and high-precision testing instruments, including automatic high-speed cold heading machine, high-speed rolling machine, metal turning lathe, computer numerical-control lathe, high-speed precise punching machine and optical screening machine, we have control over processing quality, accuracy and yield rate. We have adopted ISO 9001:2015 quality management system, ISO 14001:2015 environmental management system, IATF 16949:2016 automobile quality management system and ISO 45001:2018 occupational health management system accredited by the International Organization for Standardization.

Due to our technology, product quality and ability to develop new products, we became a supplier for some well-known enterprises and their original equipment manufacturers (“OEMs”) in industries of consumer electronics, new energy vehicles and other fields. To customize the products to the needs of the customers, we connect with our customers from the very beginning, including the research and development (“R&D”) process, and cooperate with customers to design the overall product plans. In recent years, the Company has continuously paid efforts to expand our R&D team and increase our R&D expenses, to improve our technology used in the manufacturing process and product design.

We use a direct sales model and the sales department is responsible for customer contact, product sales, after-sales services and customer maintenance. We have both China-based and overseas sales teams in North America, and we expanded our business in North America through entering into sales representative contracts with 7 sales representative teams who will sell and promote our products in North America. In addition, the Company has established a factory in Vietnam in April 2024 and plans to open a sales office in the United States in early 2025 to further expand the market.

Our Main Products

Our main products include various standard screws, nuts, bolts, turning parts, stamping parts and Computer Numerical Control (“CNC”) machining parts. Our products are widely used in new energy vehicles, mobile phones, smart watches, drones, 5G communication base stations and other electronic equipment.

The following is a list of our main products:

Type	Application	Picture
Standard screws	Various fields
Precise screws and nuts	Screws for phones, cameras, consumer digital products and precise instruments
Nuts for phones, cameras, consumer digital products and precise instruments
High-strength bolts, nuts	Non-standard screws/ high-strength/ various-step cold heading bolts
Non-standard vehicle parts/ high-strength/ various-step cold heading bolts
Cold heading technology
Turning parts, CNC machining parts	Axle products (turning/ CNC machine)
Structural components for liquid cooling systems
Processed parts
Surface mounting technology (“SMT”) products	Miniature parts packaging
Physical vapor deposition (“PVD”) products	Watches

Research and Development

The Company’s R&D effort is market-oriented. According to demands of the customers, the R&D department conducts new product projects, determines product development plans, designs technological processes, and converts the needs of the customers into technical data for internal production, achieving controllable costs under industrial production.

The Company’s R&D work is divided into two aspects: project R&D and technology R&D. Project R&D is quality planning of developing new products, trial production, testing of samples, pre-production review, review confirmation and submission for customers’ approval. Technology R&D refers to the design and verification of product molds, optimization of product process plans, and resolution of major technical problems during the production process to ensure stable product quality.

At present, the Company’s core technologies mainly come from its technical team’s own R&D. We have not outsourced or cooperated with R&D departments in other companies to obtain core technologies. Our R&D team has 14 employees as of April 15, 2025. Among the 14 employees, all of them hold bachelor’s degrees, 4 of them have more than 10 years of work experience and 10 of them have more than 5 years of work experience.

Core Technologies

The Company has developed a number of core technologies for its main business, including:

No.	Core Technology	Technology Overview
1	Stamping dies (which are tools that shape and cut sheet metal parts) for the production of solder chip nuts for circuit boards	Customer-required SMT welding nut needs a four-sided straight pattern on the welding surface because it needs to be welded firmly, which leads to a complex embossing process after the production process. The yield and efficiency of embossing are very low and the cost is high. Our stamping dies only need to form at one time with the cooperation of the flat copper material and the punching force and the die (which is a specialized machine tool to cut and/or form material to a desired shape or profile), which improves the product yield and production efficiency and saves costs. The evolution of the process increases the Company’s competitiveness.
2	Main swing arm mould for auxiliary scraper wall for automobile wiper swing arm	The main swing arm of the auxiliary scraper wall used for the automobile wiper arm required by our customers uses the CNC to process the hole position because of the high requirement on the precision and the appearance. The production cost is so high that 5 CNC pieces of equipment are needed, however, the efficiency is very low. In order to save costs and improve efficiency, the auxiliary wiper arm stamping die has been developed. The die adopts blanking punching and hole chamfering processes to meet the quality requirements, thus solving the Company’s bottleneck problem and saving costs.
3	Special-shaped ultra-thin gasket mold for Unmanned Aerial Vehicle (“UAV”)	The thickness of our special-shaped ultra-thin gasket mold is only 0.05MM. Traditional stamping dies are expensive and have problems such as unstable feeding, short die life and material-adherence. This special-shaped ultra-thin gasket die for drones developed by the Company is free of punches equipment stamping with the advantages of low costs, stable production, being non-sticky and not easy to produce burrs, etc. Its stable quality and the ability of mass production increase the Company’s competitiveness.
4	Small welding bump wafer stamping die	There are 4 bumps around the back of the product and a large bump in the middle. Traditional stamping dies cannot guarantee the dimensional tolerance requirements of the back bumps. We satisfy the tolerance requirements of the back bumps by machining parts with precise mirror discharge. The traditional stamping dies are very easy to be damaged by one-time forming. We add a pre-forming step before forming, which improves the life of the formed parts and makes the product more stable.
5	Stamping die for welding height limiting sheet of miniature watch motherboard	This product is a special-shaped product with a length of 1.18mm, a width of 0.68mm and a thickness of 0.93mm. Generally, special customized machines are used to cut materials with specially customized specifications. The two sections have roughness requirements, so the yield rate of products made by special customized machines is also very low. Our stamping dies can meet the requirements through the process of trimming the edges of the product twice and overpressure shaping.
6	Turning products for high-precision, and high-efficient machining that require secondary processing	The track and thimble are designed to fit the shapes of the products. The track is loaded into the automatic lathe tool bank, and is controlled by the automatic lathe’s own tool bank action. The thimble is controlled by the action of the drill tail clamp. The collaboration of automatic lathe tool bank and the thimble feed the product into the clamp. This technology is high-speed, automated, high-precision and cost-efficient.

7	Cold heading screws combined with CNC processing to achieve requirements of high tightness and high efficiency	A cold heading part conveying device and heading part CNC processing equipment includes a conveying assembly, a transfer assembly and a fixing assembly. The conveying assembly includes a feeding part and a conveying track, and the feeding part is used for cold heading. The parts are put into the conveying track so that the cold forging parts are conveyed from one end to the other end through the conveying track. The transfer assembly is used for transferring the cold heading parts; the fixing assembly is used for fixing the cold forging parts by the transfer cold heading for component transfer. The cold heading piece conveying device and the cold heading piece processing equipment provided according to the utility model have the advantages of simple structure, convenient use, and convenient automatic transmission of the cold heading piece, thereby saving manpower and reducing the processing cost.
8	Pure titanium screws	The utility model is a screw for electroplating with a screw body made of pure titanium. The utility model effectively enhances the corrosion resistance of the screw and avoids the damage of the hanger due to the corrosion of the screw. The hanger causes breakage and oxidation, which effectively improves the service life of the hanger and saves production costs.
9	Rubber-coated screws are suitable for use in high-clean environments.	An anti-loosening rubber-coated screw comprises a screw body and a soft rubber sleeve. The soft rubber sleeve is sleeved on the screw body. The anti-loosening rubber-coated screw provided according to the utility model has a simple structure and a good anti-loosening effect. At the same time, it can be reused and has strong practicability.
10	Precision screws (M0.6, M0.8)	A precision screw processing tool is used with a mold shell and a mold core part. A cavity is opened inside the mold shell. The mold core part is arranged in the cavity. A die core hole extends along the axial direction for screw forming. A plurality of steps are formed on the inner wall of the core hole, and the inner diameter of the core hole gradually decreases from top to bottom. The precision screw processing die provided by the utility model has the advantages of simple structure, convenient disassembly and assembly, and at the same time, multi-step threads can be produced.
11	Hexagon screw cold pier mold	A hexagonal screw cold heading mold includes a mold shell and a mold core. An installation cavity is opened on the upper-end surface of the mold shell, the mold core is arranged in the installation cavity, and the mold core is cylindrical. A hexagonal cavity is formed in the middle of the kernel, and the mold kernel is vertically divided into six detachable combined parts along the top corner of the hexagonal cavity, which effectively displace the gas in the cavity. The discharge makes the hexagon of the screw head fuller, which has strong practicability and good performance.
12	Combination spring screw	A combined spring screw includes a rod body and a spring piece. A limiter is arranged on the rod body; the spring piece is sleeved outside the rod, and one end is limited on the rod body by the limiter. According to the combined spring screw provided by the utility model, the structure is simple, the production is convenient, and the loosening of the connecting device caused by the vibration generated during the operation of the equipment can be effectively avoided.
13	New-type die-feeding structure and cold heading machine	A new type of die-feeding structure and a cold heading machine, comprising a die shell, a first thimble and a second thimble. A die core hole is pierced in the axial direction of the die shell, and is fixed in the die core hole and the axial direction of the penetrating die core is provided. The first thimble is inserted into the thimble hole, and the bottom has a connecting part extending in the circumferential direction and formed into a radial shape. The second thimble is used to drive the first thimble to form a reciprocating motion in the thimble hole. Therefore, the connecting portion disperses the pushing force of the second thimble outwards, so as to prevent the first thimble from being broken, bent or blocked.
14	Anti-shedding screws	An anti-falling screw includes a screw head and a screw. The screw head has a lower surface. The screw and the lower surface of the screw head are integrally formed, the outer surface of the screw is formed with an external thread, and the partial surface of the external thread is provided with a predetermined surface. The anti-shedding screw provided by the utility model is provided with a colloidal layer on the partial surface of the external thread of the screw rod. When the screw is matched with the threaded hole on the part to be fixed or the nut, the colloidal layer has a certain thickness. After the screw is rotated, the colloidal layer is filled between the gap between the external thread and the internal thread, thus increasing the friction force between the screw and the part to be fixed or the nut and the driving force required to start the screw, thereby preventing loosening and falling off, so that the screw-connected components are fixed in a more firm and reliable way.

Intellectual Property

As of April 15, 2025, the Company has 57 patents and 6 registered trademarks in the PRC, including 52 utility model patents, 1 appearance design patents and 4 invention model patents.

Our Competitive Strengths

We believe that the following are our key competitive strengths that contribute to our growth, and on a combined basis, differentiate us from our competitors:

●	The Company has efficient production organization and high product quality.

●	Strong R&D capacity continuously supports the Company’s development.

●	The Company has solid customer resources and high influence in the industry.

●	The Company has a strong management team.

Our Challenges

We believe that we are mainly faced with the following challenges:

●	The Company is relatively small in scale when compared to its competitors.

●	The Company will require external sources of financing to fund its continuous growth.

REGULATIONS

This section sets forth a summary of the principal PRC laws and regulations relevant to our business and operations in China.

Regulation Relating to Foreign Investment

All limited liability companies incorporated and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the Company Law, which was amended and promulgated by the SCNPC on December 29, 2023. Foreign invested companies must also comply with the Company Law, with exceptions as specified in foreign investment laws.

The Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”) was adopted by the second meeting of the 13th National People’s Congress on March 15, 2019, which became effective on January 1, 2020. On December 26, 2019, the State Council promulgated Regulation for Implementing the Foreign Investment Law of the People’s Republic of China (the “Regulation”), which became effective on January 1, 2020.

The Foreign Investment Law and the Regulation apply the administrative system of pre-establishment national treatment plus negative list to foreign investment and clarify the state shall develop a catalogue of industries for encouraging foreign investment to specify the industries, fields, and regions where foreign investors are encouraged and directed to invest, which refers to the Catalogue of Industries for Guiding Foreign Investment Industries (amended in 2022) (the “Catalogue”). Specifically, the special administrative measures to be implemented are the restricted and prohibited industry categories as well as encouraged industry categories having shareholding and executive management requirements prescribed in the Catalogue (the Special Administrative Measures for the Access of Foreign Investment) specified in the Catalogue was replaced by the 2020 Negative List, and the Catalogue of Industries for Encouraged Foreign Investment specified in the Catalogue was replaced by the Catalogue of Industries for Encouraged Foreign Investment (2020 Version).

With respect to the establishment and operation of foreign-invested enterprises, or FIE, the MOFCOM and NDRC, promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version) (the “2024 Negative List”) on September 6, 2024, which became effective on November 1, 2024. The 2024 Negative List replace the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version) (the “2021 Negative List”) and the Special Administrative Measures for the Access of Foreign Investment (2020 Version) (the “2020 Negative List”) and serve as the main basis for management and guidance for the MOFCOM and NDRC to manage and supervise foreign investments. Those industries not set out on the 2024 Negative List shall be classified as industries permitted for foreign investment. The negative List is subject to review and update by the PRC government from time to time. None of our businesses are on the 2024 Negative List. Therefore, the Company is able to conduct its business through its operating subsidiaries without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

Regulation Relating to Wholly Foreign-Owned Enterprises

The abovementioned Company Law of the People’s Republic of China provides that companies established in the PRC may take the form of company of limited liability or company limited by shares. Each company has the status of a legal person and owns its assets itself. Assets of a company may be used in full for the company’s liability. The Company Law applies to foreign-invested companies unless relevant laws provide otherwise.

The Foreign Investment Law replaced Law of the People’s Republic of China on Wholly Foreign-owned Enterprises. It stipulates that the PRC implements a system of pre-establishment national treatment plus negative list for the administration of foreign investment. Foreign investors are not allowed to invest in fields or sectors prohibited in the market access negative list for foreign investment. Foreign investors that intend to invest in the fields subject to access restrictions stipulated in market access negative list for foreign investment shall satisfy the conditions stipulated in such negative list. The PRC policies supporting enterprise development are equally applicable to foreign-invested enterprises. The PRC does not impose expropriation on foreign investment. Under special circumstances, if it requires imposing expropriation on foreign investment due to the need of public interest, expropriation shall be imposed according to legal procedures, and the foreign-invested enterprises concerned shall receive fair and reasonable compensation. Foreign-invested enterprises can raise funds through public issuance of stocks, corporate bonds and other securities in accordance with the law. Overall, The Foreign Investment Law establishes the clear principle of applying national treatment to FIEs except those engaged in industries on the 2024 Negative List. Since our current and planned business is not on the 2024 Negative List, to the best of our knowledge, it will not create any material adverse effect to our Company’s business.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiary

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment. Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC and SAFE. Shareholder loans made by offshore parent holding companies to their PRC Entities are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange. Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC Entities shall be registered with SAFE.

Regulations Relating to Overseas Investments by Enterprises

Pursuant to the Administrative Measures for the Outbound Investment of Enterprises, which were promulgated by NDRC on December 26, 2017 and became effective on March 1, 2018, PRC adopts approval administration and filing administration for overseas investment projects respectively according to different circumstances. An overseas investment project that involves any sensitive country or region or any sensitive industry is to be approved by NDRC. Non-sensitive projects directly carried out by investors, namely, non-sensitive projects involving investors’ direct contribution of assets or rights and interests or provision of financing or guarantee shall be subject to record-filing.

Pursuant to the Measures on the Administration of Overseas Investment, promulgated by MOFCOM on September 6, 2014 and became effective on October 6, 2014, overseas investments refer to possessing of non-financial enterprises abroad or acquisition of the ownership of, control over, business management right of, or other rights and interests of existing overseas non-financial enterprises by enterprises established in the PRC through newly establishment or mergers and acquisitions or other methods. Other than the overseas investments involving sensitive countries, regions or sensitive industries which are subject to approval, all other overseas investments are subject to filing administration.

Regulations Relating to Product Quality

The PRC Product Quality Law, or the Product Quality Law, which was promulgated by the SCNPC in February 1993 and most recently amended in December 2018, applies to all production and sale activities in China. Pursuant to the Product Quality Law, products offered for sale must satisfy the relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the supplier of the product. If the supplier pays compensation and it is the manufacturer that should bear the liability, the supplier has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the supplier that should bear the liability, the manufacturer has a right of recourse against the supplier.

Regulations on Import and Export of Goods

Pursuant to the Foreign Trade Law of the PRC which was promulgated by the SCNPC on May 12, 1994 and was amended on April 6, 2004, November 7, 2016 and December 30, 2022 and the Administrative Regulations for the Import and Export of Goods of the People’s Republic of China which were issued by the State Council on December 10, 2001 and was amended on March 10, 2024, certain goods are allowed to be imported into or exported out of China freely while certain goods are prohibited or restricted from being imported into or exported out of China due to their impact on national security, life and health of people, animals or plants, the development of certain domestic industries, or other reasons stipulated in relevant laws and regulations. No one shall import or export goods that are prohibited from being imported into or exported out of China. The import and export of goods that are restricted from being imported into or exported out of China shall be in compliance with relevant restrictive laws and regulations.

Under the Foreign Trade Law of the PRC, and the Measures for the Record-Filing and Registration of Foreign Trade Operators promulgated by the MOFCOM on 25 June 2004, and most recently amended on May 10, 2021, foreign trade operators which engage in the import and export of goods shall go through the record-filing and registration with the MOFCOM or an authority authorized by the MOFCOM, unless laws, administrative regulations and rules of the MOFCOM provide that it is unnecessary to go through such formalities. On December 30, 2022, Article 9 of the Foreign Trade Law of the PRC was deleted by the SCNPC. Starting from December 30, 2022, the foreign trade operators are no longer required to go through record filing and registration to handle the declaration and clearance formalities of imports and exports

Pursuant to the Administrative Provisions of the Customs of the PRC on Record-filing of Customs Declaration Entities promulgated by the General Administration of Customs on November 19, 2021 and became effective on January 1, 2022, a consignor or consignee of imported and exported goods shall go through customs declaration entity record-filing formalities with the competent customs in accordance with the applicable provisions. Customs declaration entities may handle customs declarations business within the customs territory of the PRC.

According to the Customs Law of the People’s Republic of China, promulgated by the SCNPC on January 22, 1987, most recently amended on April 29, 2021, unless otherwise provided for, the declaration of import or export goods and the payment of customs duties may be made by the consignees or consigners themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the PRC customs authority. Tariff Law of the People's Republic of China, promulgated by the State Council on April 26, 2024, and became effective as from December 1, 2024, further stipulated that, oods which the People's Republic of China permit to be imported or exported and inbound items shall be subject to the collection of tariffs by customs authorities in accordance with the provisions hereof and relevant laws and administrative regulations. The consignees of imported goods, consigners of exported goods or owners of inward articles shall undertake the obligation of the payment of customs duties. The State Council also promulgated implementation rules and tariff schedules to regulate the items and rates of the customs duties.

According to the Import and Export Commodity Inspection Law of the People’s Republic of China promulgated by the SCNPC on February 21, 1989 and most recently amended on April 29, 2021 and its implementation rules, the imported and exported goods that are subject to compulsory inspection listed in the catalog compiled by the import and export commodity inspection department established by the State Council shall be inspected by the commodity inspection organizations, and the imported and exported goods that are not subject to statutory inspection shall be subject to random inspection. Consignees and consignors or their entrusted customs brokers may apply for inspection to the goods inspection authorities.

Regulations Relating to Intellectual Property

Copyright

China has adopted comprehensive legislation governing intellectual property rights, including trademarks and copyrights. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the WTO in December 2001.

In September 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, effective in June 1991 and amended in 2001, 2010 and 2020 respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Centre of China.

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council in December 2001 and amended in 2011 and 2013 respectively, the National Copyright Administration issued Computer Software Copyright Registration Procedures in February 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China, promulgated by the SCNPC in August 1982, and amended in 1993, 2001, 2013 and 2019 respectively, the Trademark Office of China National Intellectual Property Administration is responsible for the registration and administration of trademarks and is also responsible for resolving trademark disputes in China. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. In April 2014, the State Council issued the revised Implementation of the Trademark Law, which specified the requirements of applying for trademark registration and review.

Patent

According to the Patent Law of the People’s Republic of China promulgated by the SCNPC in 1984 and amended in 1992, 2000, 2008 and 2020, respectively, a patentable invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date.

Domain Names

In May 2012, the China Internet Network Information Center issued the Implementing Rules for Domain Name Registration setting forth the detailed rules for registration of domain names. In August 2017, the MIIT promulgated the Administrative Measures on Internet Domain Names, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the top-level domain name “.cn”.

Regulations Relating to Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside the PRC, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013 SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provision on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles or the SAFE Circular 37, promulgated by SAFE and which became effective on July 4, 2014, (a) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas SPV, that is directly established or controlled by the PRC Resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC Resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC Resident shareholder(s), name of the Overseas SPV, term of operation, or any increase or reduction of the Overseas SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies (the “SAFE Notice 13”), which was promulgated on February 13, 2015 and with effect from June 1, 2015, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment is directly reviewed and handled by banks in accordance with the SAFE Notice 13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks.

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen (15) business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the PBOC promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC Entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing £ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing =∑ outstanding amount of RMB and foreign currency denominated cross-border financing * maturity risk conversion factor * type risk conversion factor +∑ outstanding foreign currency denominated cross-border financing * exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of one year or less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Circular 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises, or Net Asset Limits, shall be 200% of its net assets. The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for FIEs, during which period FIEs could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Risk-Weighted Approach and the Net Asset Limits. Under the PBOC Circular 9, after the Transitional Period ends on January 11, 2018, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Circular 9. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan.

Regulations Relating to Dividend Distributions

According to the PRC Company Law and Foreign Investment Law, our PRC Entities, as a foreign invested enterprise, or FIE, is required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, under the EIT Law, which became effective in January 2008, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the EIT Law issued by the State Council. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as tax rate of 5% in the case of Hong Kong companies that holds at least 25% of the equity interests in the foreign-invested enterprise, and certain requirements specified by PRC tax authorities are satisfied.

Regulations Relating to Overseas Listings

On February 17, 2023, the CSRC issued the Filing Rules on Overseas Listings, which came into effect on March 31, 2023.

The Filing Rules on Overseas Listings regulate the direct or indirect issuance of securities overseas by domestic companies or the listing of their securities overseas (“overseas issuance and listing transactions”). It requires that overseas issuance and listing transactions shall comply with the PRC laws, administrative regulations and relevant provisions on foreign investment, management of state-owned assets, industrial supervision, overseas investment, network security, data security, national secrecy, etc., and if involving security review, relevant security screening procedures shall be carried out before submitting the application for issuance and listing to overseas securities regulatory agencies.

According to the Filing Rules on Overseas Listings, the CSRC will conduct management on filing procedure of overseas issuance and listing transactions, and domestic companies shall follow the procedures as required. For domestic companies’ overseas initial public offering or listing, the domestic companies shall file with the CSRC within three working days after submitting the application for overseas initial public offering or listing; Where domestic companies submits its application for initial public offering and listing overseas by secret or non-public means, it may submit explanations at the time of filing with the CSRC, apply for postponing the disclosure of the information, and shall report to the CSRC within three working days after the application for offering and listing are submitted public overseas. After completing overseas offering and listing, domestic companies shall report to the CSRC in accordance with the guidance.

On February 24, 2023, the CSRC, together with the Ministry of Finance, the National Administration of State Secrets Protection Bureau and the National Archives Administration issued the Archives Rules, which also came into effect on March 31, 2023. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of any governmental agency, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing.

This means that Zhongjinke Shenzhen, as a domestic company indirectly offering or listing overseas, shall comply with the Filing Rules on Overseas Listings and go through the filing procedures with the CSRC before the overseas offering and listing.

Regulations Relating to Employment

The Labor Law of the People’s Republic of China (the “Labor Law”), which became effective in January 1995 and was amended in 2018, and the Labor Contract Law of the People’s Republic of China (the “Labor Contract Law”), effective in January 2008 and amended in 2012, require employers to provide written contracts to their employees, restrict the use of temporary workers and aim to give employees long-term job security. Employers must pay their employees’ wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with state labor rules and standards and provide employees with appropriate training on workplace safety. In September 2008, the State Council promulgated the Implementing Regulations for the PRC Labor Contract Law which became effective immediately and interprets and supplements the provisions of the Labor Contract Law.

Under the Labor Contract Law, an employer shall limit the number of dispatched workers so that they do not exceed a certain percentage of its total number of workers. In January 2014, the Ministry of Human Resource and Social Security of the PRC issued the Interim Provisions on Labor Dispatching, which became effective in March 2014, pursuant to which it provides that the number of dispatched workers used by an employer shall not exceed 10% of the total number of its employees.

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the Social Insurance Law of the People’s Republic of China, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees, the Interim Administrative Provisions on Registration of Social Insurance and the Administrative Regulations on the Housing Provident Fund.

According to the Social Insurance Law of PRC, which issued by the SCNPC on October 28, 2010 and came into effect on July 1, 2011 and was latest revised on December 29, 2018, enterprises and institutions in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and other welfare plans. The employer shall apply to the local social insurance agency for social insurance registration within 30 days from the date of its formation. And it shall, within 30 days from the date of employment, apply to the social insurance agency for social insurance registration for the employee. Any employer who violates the regulations above shall be ordered to make correction within a prescribed time limit; if the employer fails to rectify within the time limit, the employer and its directly liable person will be fined.

According to the Administrative Regulations on the Housing Provident Fund, implemented since April 3, 1999 and latest amended on March 24, 2019, any newly established entity shall make deposit registration at the housing accumulation fund management center within 30 days as of its establishment. After that, the entity shall open a housing accumulation fund account for its employees in an entrusted bank. Within 30 days as of the date an employee is recruited, the entity shall make deposit registration at the housing accumulation fund management center and seal up the employee’s housing accumulation fund account in the bank mentioned above within 30 days from termination of the employment relationship. Any entity that fails to make deposit registration of the housing accumulation fund or fails to open a housing accumulation fund account for its employees shall be ordered to complete the relevant procedures within a prescribed time limit. Any entity failing to complete the relevant procedure within the time limit will be fined RMB10,000 to RMB50,000. Any entity fails to make payment of housing provident fund within the time limit or has shortfall in payment of housing provident fund will be ordered to make the payment or make up the shortfall within the prescribed time limit, otherwise, the housing provident management center is entitled to apply for compulsory enforcement with the People’s Court.

Regulations Relating to Labor Protection

Pursuant to the Measures for Supervision and Administration over the “Three-Simultaneities” of Safety Facilities of Construction Projects promulgated by the former State Administration of Work Safety of the PRC on April 2, 2015 and came into effect on May 1, 2015, the enterprises engaged in construction and business operation of projects shall (1) ensure safety facilities of the construction projects be designed, constructed and put to use or into operation simultaneously with the main part of the construction project, (2) produce written reports on the analysis of the conditions and facilities of the production safety, which shall be kept on file for further inspection by competent administrative departments; (3) produce written reports on the review and verification of the safety facilities’ designs, which shall be kept on file for further inspection by competent administrative departments; (4) produce written reports on the acceptance test of the safety facilities, which shall be kept on file for further inspection by competent administrative departments. The relevant government agencies may examine whether enterprises engaged in construction and business operation of projects in mainland China have complied with the work safety requirements stated above, and may impose fines and/or other penalties, or order the enterprises to rectify, halt production if any non-compliance is found.

Pursuant to the Measures for Supervision and Administration over the “Three-Simultaneities” of Occupational Disease Prevention of Construction Projects promulgated by the former State Administration of Work Safety of the PRC on March 9, 2017 and came into effect on May 1, 2017, the enterprises engaged in construction of projects shall (1) ensure the occupational disease prevention facilities of the construction projects be designed, constructed and put to use or into operation simultaneously with the main part of the construction project, (2) produce pre-assessment reports on the occupational disease prevention, which shall be kept on file for further inspection by competent administrative departments; (3) produce written reports on the review and verification of the occupational disease prevention facilities’ designs, which shall be kept on file for further inspection by competent administrative departments; (4) produce the written reports on the acceptance test of the occupational disease prevention facilities, which shall be kept on file for further inspection by competent administrative departments. The relevant government agencies may examine whether enterprises engaged in construction and business operation of projects in mainland China have complied with the occupational disease prevention requirements stated above, and may impose fines and order the enterprises to rectify.

Regulation Related to Stock Incentive Plans

SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. The domestic qualified agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the domestic qualified or other material changes. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.

In addition, the State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations Relating to Environmental Protection

Environmental Protection Law

The Environmental Protection Law of the PRC, or the Environmental Protection Law, was promulgated and effective on December 26, 1989, and most recently amended on April 24, 2014. This Environmental Protection Law has been formulated for the purpose of protecting and improving both the living environment and the ecological environment, preventing and controlling pollution, other public hazards and safeguarding people’s health.

According to the provisions of the Environmental Protection Law, in addition to other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts take charge of administering and supervising said environmental protection matters. Pursuant to the Environmental Protection Law, the environmental impact statement on any construction project must assess the pollution that the project is likely to produce and its impact on the environment, and stipulate preventive and curative measures; the statement shall be submitted to the competent administrative department of environmental protection for approval. Installations for the prevention and control of pollution in construction projects must be designed, built and commissioned together with the principal part of the project.

Permission to commence production at or utilize any construction project shall not be granted until its installations for the prevention and control of pollution have been examined and confirmed to meet applicable standards by the appropriate administrative department of environmental protection that examined and approved the environmental impact statement. Installations for the prevention and control of pollution shall not be dismantled or left idle without authorization. Where it is absolutely necessary to dismantle any such installation or leave it idle, prior approval shall be obtained from the competent local administrative department of environmental protection.

The Environmental Protection Law makes it clear that the legal liabilities of any violation of said law include warning, fine, rectification within a time limit, compulsory cease operation, compulsory reinstallation of dismantled installations of the prevention and control of pollution or compulsory reinstallation of those left idle, compulsory shutout or closedown, or even criminal punishment.

Regulations Relating to Customer Rights Protection

The PRC Customer Rights and Interests Protection Law, or Customer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the customers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide customers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Customer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of customers.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law was promulgated in March 2007 and was most recently amended in December 2018. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In April 2009, the PRC MOF, and SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or the Circular 59. In December 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or the Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 2008. In March 2011, SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or the SAT Circular 24, effective in April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or the SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, amended in June 2018.

The SAT Circular 37 superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in installments, the installments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, which became effective on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) was promulgated by the PRC MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC territory are VAT taxpayers. On March 21, 2019, the PRC MOF, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value-Added Tax. Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price, starting from April 1, 2019, VAT rate was lowered to 13%.

LAWS AND REGULATIONS RELATING TO LAND USE

Overview of relevant PRC Laws and Regulations on Land Use Rights

Pursuant to relevant PRC land laws and stipulations, there are two kinds of land in China: 1) collectively owned land, which is normally owned by the farmers or village for agricultural use; and 2) state owned land which is sub-divided into allocated and granted land use rights. Allocated land are land rights granted by the PRC government to an entity for a particular purpose (e.g., research, military, medical etc.). These allocated rights are inferior in that they must be used for the specified purpose and cannot be transferred, leased or mortgaged. Granted land, on the other hand, is paid for and can be used for commercial and industrial purposes. These land use rights are the preferred land use rights for foreign investors as they are freely transferable (subject normally to the land being developed, as undeveloped land cannot normally be sold), leased and mortgaged. Land may be designated for commercial, industrial, residential or other purposes and may not be used for any non-designated purpose. The land authorities may impose administrative sanctions, including fines, injunction orders or even confiscation of the land use rights, for any breach of this provision. The term of land use rights varies depending on the designated purpose. A land user may extend the term by entering into a contract to extend the term and pay an additional land grant fee to the land authorities. Upon the execution of a land use rights grant contract and payment of the land grant fee, owners of land use rights will be issued a State-owned land use certificate, which sets forth, among other things: (i) the nature (granted or allocated); (ii) designated purpose; (iii) term of the land use rights; (iv) the location and area of the land; and (v) whether the land use rights are subject to any security interest. This certificate is the primary evidence of legal and valid land use rights.

Overview of relevant PRC Laws and Regulations on Buildings

It is required under the PRC law to obtain relevant permits from different authorities before commencing the construction of a building. The required permits are, inter alia, a State-owned Land Use Certificate, a Planning Permit of Land for Construction Use, a Planning Permit of Construction Project, and a Commencement Permit of Construction Project (except for those projects where the construction investment is less than RMB 300,000 or the construction area is less than 300 square meters). After the completion of construction, the owner shall also apply at relevant authorities for inspection and acceptance of the construction project and then obtain a Certificate for Completion Acceptance of Construction Project as well as a Title Certificate for Building. Further, pursuant to relevant PRC laws and regulations, the premises title certificate is the only legal certificate by which the owner legally has the ownership in respect of the building and thereby exercises rights to possess, utilize, profit from and dispose of the premises. Without such certificate, it is not permitted to transfer the premises.

According to the Urban and Rural Planning Law of the People’s Republic of China, if a rural construction planning permit is not obtained in accordance with the law or construction is not carried out in accordance with the provisions of the rural construction planning permit, the township or town people’s government shall order the construction to stop and make corrections within a time limit.

Regulation and Classification of Land Allocation

According to the PRC Land Administration Law, the State legally adopts the system of compensation for the use of land owned by the State, except where the State allocates the right to use state-owned land within the bounds of the law; A construction project developer utilizing state-owned land shall generally obtain the use right of state owned land through paid means such as granting for compensation. The following categories of land may be directly allocated with the lawful approval of the people’s governments at or above the county level: (1) land for use by government institutions or the military; (2) land for urban infrastructure or public welfare projects; (3) land for energy, transportation. and water conservancy projects as well as other infrastructure projects supported by the government; and (4) other land as provided for by laws or administrative regulations. In addition, according to the Provisions on the Economical and Intensive Use of Land (promulgated by Order No.61 of the Ministry of Natural Resources on May 22, 2014 and amended in accordance with the Decision of the Ministry of Natural Resources on the First Group of Repealed and Amended Departmental Rules adopted at the 2nd executive meeting of the Ministry of Natural Resources on July 16, 2019), except that land for military use, affordable housing, or other special purposes such as national security or public order may be supplied without consideration by means of allocation, payment is required for land used for business purposes, including land used for office space of state authorities, transportation, energy, or water conservancy and other infrastructure (industry), urban infrastructure and various social undertakings; the land user and land prices for commercial use shall be determined by means of bidding, auction, or listing. The acquisition and use of allocated land by enterprises shall comply with the special restrictions as prescribed by laws and regulations.

Pursuant to Interim Regulations of the People’s Republic of China Concerning the Assignment and Transfer of the Right to the Use of the State-owned Land in the Urban Areas, promulgated by the State Council and amended on November 29, 2020, the allocated right to the use of the land may not be transferred, leased, or mortgaged, with the exception of cases as specified in following cases and subject to the approval of the land administration departments and the housing administration departments under the people’s governments at the municipal and county levels: (i) the land users are companies, enterprises, or other economic organizations, or individuals; (ii) a certificate for the use of state-owned land had been obtained; (iii) possessing legitimate certificates of property rights to the above-ground buildings and other attached objects; and (iv) a contract for assigning the right to the use of land is signed in accordance with the regulations and the land user makes up for the payment of the assignment fee to the local municipal or county people’s government or uses the proceeds resulting from the transfer, lease or mortgage to pay the assignment fee. Any units or individuals that transfer, lease or mortgage the allocated right to the use of the land without authorization shall have their illegal incomes thus secured confiscated by the land administration departments under the people’s governments at the municipal and county levels and shall be fined in accordance with the seriousness of the case.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and subsidiaries of consolidated affiliated entities as of the date of this annual report.

ZJK Industrial Co., Ltd.
(“Zhongjinke”)
Registered in Cayman Islands
100%
ZJK Enterprises Group (BVI) Company Limited
(“Zhongjinke BVI”)
Registered in BVI
100%
ZJK Industrial Group HongKong Limited
(“Zhongjinke HK”)
Registered in Hong Kong
100%
100%
Galaxy Exploration Investment Holding Limited
(“Galaxy Exploration”)
Registered in BVI
Zhongke Chuangwei (Shenzhen) International Holdings Limited
(“Zhongjinke WFOE”)
中科创为（深圳）国际控股有限公司
Registered in the PRC
0.775%
99.225%
Shenzhen Zhongjinke Hardware Products Co., Ltd
(“Zhongjinke Shenzhen”)
深圳市中金科五金制造有限公司
Registered in the PRC
BULTEN Fasteners (Wuxi) Co., Ltd.
布尔顿精密部件（无锡）有限公司
Registered in the PRC
100%
100%
Ruoding Chen
29%
51%
Ruomei Chen
20%
49%
51%
ZJK Precision Parts HK Limited
("Precision HK")
中金科精密部件香港有限公司
Registered in Hong Kong
Zhongke Precision Components (Guangdong) Co., Ltd.
(“Zhongke Components”)
中科精密部件（广东）有限公司
Registered in the PRC
Nanjing Zhongjinke Hardware Products Co., Ltd.
(“Zhongjinke Nanjing”)
南京中金科五金制品有限公司
Registered in the PRC
PSM-ZJK Fasteners (Shenzhen) Co., Ltd.
(“PSM-ZJK”)
英莳中科精密部件（深圳）有限公司
Registered in the PRC
93%
ZJK Vietnam Precision Components Company Limited
("Precision Vietnam")
CÔNG TY TNHH LINH KIỆN CHÍNH XÁC ZJK VIỆT NAM
Registered in Vietnam

D.	Property, Plant and Equipment

Status of the Company’s properties are as below:

No.	Address	Property Ownership Certificate No.	Purpose	Area (square meter)	Status
1	Building 10, No.4 of Kechuang Rd., Guangfo Industrial Park, Tangtang Town, Fogang County, Qingyuan, Guangdong Province, PRC	D44878100166, D44878100167, D44878100168, D44878100169, D44878100170.	Office & Factory	76180.11	Owned
2	No.8 of Jingqiang Rd., 138 Industrial Zone, Kengzi Town, Pingshan District, Shenzhen, Guangdong Province, PRC	N/A	Office & Factory	7,560	Rented
3	Room 1-350, Area A, Service Trade Zone, No. 268, Lidao Road, Baguazhou Street, Qixia District, Nanjing, Jiangsu Province, PRC	N/A	Office	30	Rented
4	Room 301, Building B, No. 8, Jingqiang Road, 138 Industrial Zone, Xiuxin Community, Kengzi Street, Pingshan District, Shenzhen, Guangdong Province, PRC	N/A	Office	50	Rented
	Room101,Building 3, No.4 of Kechuang Rd., Guangfo Industrial Park, Tangtang Town, Fogang County, Qingyuan, Guangdong Province, PRC	D44878136696	Factory	1180.43	Rented
	Room201,Building 3, No.4 of Kechuang Rd., Guangfo Industrial Park, Tangtang Town, Fogang County, Qingyuan, Guangdong Province, PRC	D44878136702	Factory	1241.91	Rented
	Room102,Building 3, No.4 of Kechuang Rd., Guangfo Industrial Park, Tangtang Town, Fogang County, Qingyuan, Guangdong Province, PRC	D44878137688	Factory	784.27	Rented
	Room202,Building 3, No.4 of Kechuang Rd., Guangfo Industrial Park, Tangtang Town, Fogang County, Qingyuan, Guangdong Province, PRC	D44878159598	Factory	839.96	Rented

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In the following management’s discussion and analysis of financial condition and operating results, “we,” “us,” or “our” refer to the PRC operating entities except when financial information is presented on a consolidated basis in which case “we”, “us,” or “our” refer to ZJK Industrial Co., Ltd. and its subsidiaries and the PRC operating entities on a consolidated basis.

The following discussion and analysis of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating results.

Business Overview

ZJK  Industrial Co., Ltd., (“Zhongjinke,” the “Company”) is a holding company incorporated in the Cayman Islands on May 11, 2022. We have no material operations of our own, and conducts substantially all of our operations through Shenzhen Zhongjinke Hardware Products Co., Ltd., which we refer to as “Zhongjinke Shenzhen,” Zhongke Precision Components (Guangdong) Co., Ltd. and our other subsidiaries. We, through operating through the consolidated subsidiaries in the People’s Republic of China (the “PRC” or “China”), are a high-tech enterprise specialized in manufacturing and sale of precision fasteners, structural parts and other precision metal parts products applied in intelligent electronic equipment and new energy vehicles. With about twelve-year involvement in precision metal parts manufacturing industry, we have a professional team, a series of highly automated and precise manufacturing equipment, stable and strong customer group, and complete quality management systems. We mainly offer: (i) standard screws; (ii) precision screws and nuts; (iii) high-strength bolts and nuts; (iv) turning and Computer Numerical Control machining parts; (v) Surface Mounting Technology for miniature parts packaging; (vi) technology service for research and development from professional engineering team. Our headquarter is located in Shenzhen, China.

 Key Factors that Affect Results of Operations

We believe the key factors affecting the Company’s financial condition and results of operations include the following:

●	We may not manage our growth strategy effectively, and our growth, financial condition, results of operations and profitability may suffer.

●	We may not effectively innovate or create new solutions which align with changing market and customer demand.

●	Increases in our raw material, energy costs or labor costs could affect our profitability and other financial results.

●	Technology and manufacturing techniques are crucial to our production. Any harm to technology and manufacturing techniques could affect results of operation.

●	Any harm to our reputation or failure to enhance our brand recognition may affect our business, financial condition and results of operations.

The factors mentioned above do not list all the material risk factors that may affect our financial condition and results of operations. The above-mentioned risks and others are discussed in more detail in the caption “Item 3. Key Information—D. Risk Factors” of this annual report.

Results of Operations

Comparison of Results of Operations for Fiscal Years Ended December 31, 2023 and 2024

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this filing. The results of operations in any period are not necessarily indicative of our future trends.

(Amounts expressed in U.S. dollars, except share data and per share data, or otherwise noted)

	For the years ended December 31,		Variance
	2023	2024	Amount	%
Revenues	$29,055,306	$37,809,465	$8,754,159	30.13%
Cost of revenues	(18,034,418)	(24,244,227)	(6,209,809)	34.43%
Gross profit	11,020,888	13,565,238	2,544,350	23.09%
General and administrative expenses	(2,531,630)	(6,705,791)	(4,174,161)	164.88%
Selling and marketing expenses	(1,750,877)	(4,711,294)	(2,960,417)	169.08%
Research and development costs	(455,398)	(548,122)	(92,724)	20.36%
Gain from disposal of property, plant and equipment	78	34,878	34,800	44,615.38%
Income from operations	6,283,061	1,634,909	(4,648,152)	(73.98)%
Total other income, net	2,690,981	3,292,853	601,872	22.37%
Income before income tax	8,974,042	4,927,762	(4,046,280)	(45.09)%
Income tax provision	(1,284,203)	(1,264,933)	19,270	(1.50)%
Net income	7,689,839	3,662,829	(4,027,010)	(52.37)%
Net loss attributable to non-controlling interests	(1,246)	(19,894)	(18,648)	1,496.63%
Net income attributable to Company’s shareholders	$7,691,085	$3,682,723	$(4,008,362)	(52.12)%

Revenues

Our revenues mainly represent revenues from product sales. For the years ended December 31, 2023 and 2024, our total revenues were US$29.05 million and US$37.81 million, respectively. Revenues generated from customers in China accounted for 93.50% and 86.79% of the total revenue for the years ended December 31, 2023 and 2024, respectively.

Our revenues from sales of hardware products increased by US$8.76 million or approximately 30.13% to US$37.81 million for the year ended December 31, 2024 from US$29.05 million for the year ended December 31, 2023. The increase was mainly due to the sales volume of our products for the year ended December 31, 2024 increased by 27.58% compared to that for the year ended December 31, 2023, with a slightly increase in average unit sales price of our products, particularly in AI-related projects added in 2024.

For screws products, the sales volume for the year ended December 31, 2024 increase by 32.17% with a slightly decrease in average unit sales price, compared to that for the year ended December 31, 2023, contributing an increase of US$3.77 million in revenue. The sales volume increased mainly due to a price reduction strategy to maintain customer order share in 2024. For turned parts, the sales volume and the average sales unit price for the year ended December 31, 2024 increase by 7.35% and 15.69%, respectively, compared to that for the year ended December 31, 2023, contributing an increase of US$3.22 million in revenue. For stamping parts, the sales volume and the average sales unit price for the year ended December 31, 2024 increased by 50.62% and 99.07%, respectively compared to that for the year ended December 31, 2023, contributing an increase of US$1.68 million in revenue. The sales volume and the average sales unit price of both turned parts and stamping parts increased mainly due to the addition of AI-related projects and customers with premium pricing in 2024, particularly in stamping parts.

Cost of revenues

Cost of revenues mainly consists of (i) raw materials, (ii) direct and indirect labor and related benefits, and (iii) manufacturing overhead that is directly attributable to the production process.

Our cost of revenues increased by 34.43% from US$18.03 million for the year ended December 31, 2023 to US$24.24 million for the year ended December 31, 2024, which was mainly due to the increasing sales volume of our products.

Gross profit and gross profit margin

Gross profit represents our net revenues less cost of revenues. Our gross profit margin represents our gross profit as a percentage of our net revenues.

The following table sets forth the overall gross profit margin:

	For the years ended December 31,		Variance
	2023	2024	Amount	%
Revenues	$29,055,306	$37,809,465	$8,754,159	30.13%
Cost of revenues	(18,034,418)	(24,244,227)	(6,209,809)	34.43%
Gross profit	$11,020,888	$13,565,238	$2,544,350	23.09%
Gross profit margin	37.93%	35.88%	(2.05)%	(5.40)%

Gross profit increased by US$2.54 million or approximately 23.09%, to US$13.56 million for the year ended December 31, 2024 from US$11.02 million for the year ended December 31, 2023. Our gross profit increased mainly due to the increased sales volume and the increased average sales unit price of turned parts and stamping parts.

The gross profit margin decreased to 35.88%   for the year ended December 31, 2024 from 37.93% for the year ended December 31, 2023, mainly due to (i) higher sales of lower-margin screws, exacerbated by increasing volume of free samples that reduced effective revenue per unit; (ii) reductions in unit price for screws to maintain the cooperative relationship with existing customers. However, the decline was partially offset by margin improvements in turned parts and stamping parts.

General and administrative expenses

General and administrative expenses primarily consist of (i) professional service fees, (ii) salaries and benefits for administrative personnel, (iii) depreciation expenses, and (iv) scrapping of obsolete products.

The general and administrative expenses increased by US$4.17 million or approximately 164.88%, to US$6.70 million for the year ended December 31, 2024 from US$2.53 million for the year ended December 31, 2023, which was primarily attributable to (i) an increase of US$3.92 million in professional service fees due to increases of audit fee arising from the initial public offering and financing consulting fees, and (ii) an increase of US$0.34 million in salaries and benefits for administrative personnel due to an increase of employee headcounts resulting from our business growth.

Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) sales commission paid to generate sales and expand the market, (ii) freight for selling activities, (iii) business entertainment expenses, and (iv) salaries and benefits for sales and marketing personnel.

The selling and marketing expenses increased by US$2.96 million or approximately 169.08%, to US$4.71 million for the year ended December 31, 2024 from US$1.75 million for the year ended December 31, 2023, which was primarily due to (i) an increase of US$2.21 million in sales commission resulting from business expansion into markets such as North America, Singapore, and Taiwan, China, and (ii) an increase of US$0.55 million in freight costs for sale of products mainly due to expanded shipping demands for deliveries to overseas regions such as Taiwan, China, North America, Singapore and India, as business operations scaled up in 2024.

Research and development expenses

Research and development expenses primarily include (i) salaries and benefits for research and development personnel, (ii) depreciation expenses, and (iii) material consumption.

The research and development expenses increased by US$0.09 million or approximately 20.36%, to US$0.55 million for the year ended December 31, 2024 from US$0.46 million for the year ended December 31, 2023, which was primarily attributable to an increase of US$0.11 million in salaries and benefits for research and development personnel due to an increase of employee headcounts resulting from our business growth, and was partially offset by a decrease of US$0.02 million in material consumption as the types of products we developed in 2024 have a less material consumption than that in 2023.

Gain from disposal of property, plant and equipment

Our gain from disposal of property, plant and equipment increased by US$34,800 from US$78 for the year ended December 31, 2023 to approximately US$34,878 for the year ended December 31, 2024, which was mainly due to the amount of the difference between the selling price and book value of the fixed assets sold to third parties in 2024. These third parties, who will collaborate with us in follow-up projects, purchased the equipment for research purposes.

Income from operations

As a result of the foregoing, our income from operations decreased by US$4.65 million or approximately 73.98%, to US$1.63 million for the year ended December 31, 2024 from US$6.28 million for the year ended December 31, 2023.

Other income, net

Other income, net mainly includes (i) share of profits from equity method investment, (ii) lease income, (iii) interest income and (iv) interest expenses.

Other income, net increased by US$0.6 million, or approximately 22.37%, to US$3.29 million for the year ended December 31, 2024 from US$2.69 million for the year ended December 31, 2023, which was primarily attributable to (i) an increase in investment income of US$0.29 million generated from long-term equity investment in PSM-ZJK Fasteners (Shenzhen) Co., Ltd, (ii) an increase of US$0.12 million in government subsidies in 2024, (iii) an increase of US$0.1 million in interest income from structured deposits and time deposits, and (iv) a decrease of US$0.09 million in interest expenses of short-term borrowings.

Income tax provision

The provision for income taxes decreased by US$0.02 million, or approximately 1.50%, to US$1.26 million for the year ended December 31, 2024 from US$1.28 million for the year ended December 31, 2023, mainly due to a decrease of taxable income and an increase of non-deductible expenses in 2024 compared to those in 2023.

Net income

As a result of the foregoing, our net income decreased by US$4.03 million, or approximately 52.37%, to US$3.66 million for the year ended December 31, 2024 from US$7.69 million for the year ended December 31, 2023.

Comparison of Results of Operations for Fiscal Years Ended December 31, 2022 and 2023

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this filing. The results of operations in any period are not necessarily indicative of our future trends.

(Amounts expressed in U.S. dollars, except share data and per share data, or otherwise noted)

	For the years ended December 31,		Variance
	2022	2023	Amount	%
Revenues	$24,792,229	$29,055,306	$4,263,077	17.20%
Cost of revenues	(15,778,989)	(18,034,418)	(2,255,429)	14.29%
Gross profit	9,013,240	11,020,888	2,007,648	22.27%
General and administrative expenses	(1,416,186)	(2,531,630)	(1,115,444)	78.76%
Selling and marketing expenses	(928,339)	(1,750,877)	(822,538)	88.60%
Research and development costs	(487,543)	(455,398)	32,145	(6.59)%
Gain from disposal of property, plant and equipment	95,250	78	(95,172)	100.00%
Income from operations	6,276,422	6,283,061	6,639	0.11%
Total other income, net	2,115,475	2,690,981	575,506	27.20%
Income before income tax	8,391,897	8,974,042	582,145	6.94%
Income tax provision	(1,113,066)	(1,284,203)	(171,137)	15.38%
Net income	7,278,831	7,689,839	411,008	5.65%
Net income attributable to non-controlling interests	(4,012)	(1,246)	2,766	(68.94)%
Net income attributable to Company’s shareholders	$7,282,843	$7,691,085	$408,242	5.61%

Revenues

Our revenues mainly represent revenues from product sales. For the years ended December 31, 2022 and 2023, our total revenues were US$24.79 million and US$29.05 million, respectively. Revenues generated from customers in China accounted for 98.94% and 93.50% of the total revenue for the years ended December 31, 2022 and 2023, respectively.

Our revenues from sales of hardware products increased by US$4.26 million or approximately 17.20% to US$29.05 million for the year ended December 31, 2023 from US$24.79 million for the year ended December 31, 2022. The increase was mainly due to the increase in the sales volume of our products. By slightly lowering the average sales unit price of turned parts and screws to attract more customers, the sales volume of turned parts and screws increased by 32.24% and 27.44% for the year ended December 31, 2023, respectively, resulting in a total increase of US$3.67 million in revenue. Additionally, for stamping parts, the average sales unit price increased by 111.75% and the sales volume increase by 73.85% in 2023, resulting in an increase of US$0.59 million in revenue.

Cost of revenues

Cost of revenues mainly consists of (i) raw materials, (ii) direct and indirect labor and related benefits, and (iii) manufacturing overhead that is directly attributable to the production process.

Our cost of revenues increased by 14.29% from US$15.78 million for the year ended December 31, 2022 to US$18.03 million for the year ended December 31, 2023, which was mainly due to the increasing sales volume of our products.

Gross profit and gross profit margin

Gross profit represents our net revenues less cost of revenues. Our gross profit margin represents our gross profit as a percentage of our net revenues.

The following table sets forth the overall gross profit margin:

	For the years ended December 31,		Variance
	2022	2023	Amount	%
Revenues	$24,792,229	$29,055,306	$4,263,077	17.20%
Cost of revenues	(15,778,989)	(18,034,418)	(2,255,429)	14.29%
Gross profit	$9,013,240	$11,020,888	$2,007,648	22.27%
Gross profit margin	36.36%	37.93%	1.57%	0.04%

Gross profit increased by US$2.01 million or approximately 22.27%, to US$11.02 million for the year ended December 31, 2023 from US$9.01 million for the year ended December 31, 2022. Our gross profit increased mainly due to the increased sales volume of turned parts and stamping parts.

The gross profit margin remained relatively stable with a slight increase of 1.57% for the year ended December 31, 2023, mainly due to the reduction in our costs, which attributed to the improvement of our production technology and the discount from our suppliers.

General and administrative expenses

General and administrative expenses primarily consist of (i) salaries and benefits for administrative personnel, (ii) professional service fees, (iii) patent fees and (iv) depreciation expenses.

The general and administrative expenses increased by US$1.11 million or approximately 78.76%, to US$2.53 million for the year ended December 31, 2023 from US$1.42 million for the year ended December 31, 2022, which was primarily attributable to (i) an increase of US$0.62 million in disposal expense of production waste as 86% of the products sales in 2023 were self-manufactured products, and the fees related to disposal of production waste increased accordingly, (ii) an increase of US$0.25 million in salaries and benefits for administrative personnel due to an increase of employee headcounts resulting from our business growth, and (iii) an increase of US$0.10 million in professional service fees due to an increase of audit fee.

Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) salaries and benefits for sales and marketing personnel, (ii) sales commission paid to increase sales and expand the market share, (iii) business entertainment expenses, and (iv) transportation fees for sale of products.

The selling and marketing expenses increased by US$0.82 million or approximately 88.6%, to US$1.75 million for the year ended December 31, 2023 from US$0.93 million for the year ended December 31, 2022, which was primarily due to an increase of US$0.67 million in sales commission and an increase of US$0.09 million in transportation fees for sale of products which were both attribute to the increase of our revenue in 2023.

Research and development expenses

Research and development expenses primarily include (i) salaries and benefits for research and development personnel, (ii) material consumption and (iii) depreciation expenses.

The research and development expenses decreased by US$0.03 million or approximately 6.59%, to US$0.46 million for the year ended December 31, 2023 from US$0.49 million for the year ended December 31, 2022, which was primarily attributable to a decrease of US$0.06 million in material consumption as the types of products we developed in 2023 have a less material consumption than what we consumed in 2022, and was offset by an increase of US$0.03 million in salaries and benefits for research and development personnel due to an increase of employee headcounts resulting from our business growth.

Gain from disposal of property, plant and equipment

Our gain from disposal of property, plant and equipment decreased by 100.00% from US$0.10 million for the year ended December 31, 2022 to approximately nil for the year ended December 31, 2023, which was mainly due to the amount of the difference between the fair value and book value of the disposed fixed assets invested in its equity investee, PSM-ZJK Fasteners (Shenzhen) Co., Ltd in 2022.

Income from operations

As a result of the foregoing, our income from operations remained relatively stable and increased by US$0.01 million or approximately 0.11%, to US$6.28 million for the year ended December 31, 2023.

Other income, net

Other income, net mainly includes (i) share of profits from equity method investment, (ii) lease income, (iii) interest income and (iv) interest expenses.

Other income, net increased by US$0.57 million, or approximately 27.20%, to US$2.69 million for the year ended December 31, 2023 from US$2.12 million for the year ended December 31, 2022, which was primarily attributable to (i) an increase in investment income of US$0.38 million generated from long-term equity investment in PSM-ZJK Fasteners (Shenzhen) Co., Ltd, (ii) an increase of US$0.1 million in rental income due to the increase of monthly rent, and (iii) an increase of US$0.1 million in government subsidies in 2023.

Income tax provision

The provision for income taxes increased by US$0.17 million, or approximately 15.38%, to US$1.28 million for the year ended December 31, 2023 from US$1.11 million for the year ended December 31, 2022. The increase was in line with the increase of taxable income for the year ended December 31, 2023.

Net income

As a result of the foregoing, our net income increased by US$0.41 million, or approximately 5.65%, to US$7.69 million for the year ended December 31, 2023 from US$7.28 million for the year ended December 31, 2022.

B. Liquidity and Capital Resources

Primary Sources of Liquidity

Our primary sources of liquidity consist of existing cash and cash equivalents, cash flows from our operating activities and availability under our loan arrangements with banks and certain third-party individuals. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on our sales of our products to our customers at margins sufficient to cover fixed and variable expenses.

As of December 31, 2024, we had cash and cash equivalents of US$12.26 million, positive working capital of US$19.52 million and total equity of US$30.04 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, the ability to generate sufficient revenue in the future, our operating and capital expenditure commitments, and our ability to raise funds through certain financing measures such as bank borrowing.

We finance our operations through our initial public offering and short-term loans provided by banks in China, as presented in Note 16 Ordinary Shares and Note 9 Short-term Bank Borrowings of our consolidated financial statements. As of December 31, 2024, we had a total of US$1.22 million outstanding short-term loans provided by banks bear a weighted average interest rate of 3.62% per annum.

We do not have any amounts committed to be provided by our related parties. We are not dependent upon this offering to meet our liquidity needs for the next twelve months. However, we plan to expand our business by investing in manufacturing facilities, expanding sales network in North America, Singapore, and Taiwan, China and potential acquisition of or investment in businesses in the field of fasteners. We will need to raise more capital through financing, including our public offering and bank borrowing, to implement these growth strategies and strengthen our position in the market.

Based on current operating plan, our management believes that the above-mentioned measures collectively will provide sufficient liquidity for us to meet our future liquidity and capital requirement for at least next twelve months from the date of this annual report.

Cash Flows

Comparison of Cash Flows for the Years Ended December 31, 2022, 2023 and 2024

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2022	2023	2024
Net cash provided by operating activities	$814,630	$4,116,374	$5,342,539
Net cash (used in)/provided by investing activities	(289,745)	1,294,473	(2,803,456)
Net cash (used in)/provided by financing activities	(357,647)	(2,949,253)	6,746,625
Effect of exchange rate changes	(114,868)	(76,136)	(135,026)
Net change in cash and cash equivalents	$52,370	$2,385,458	$9,150,682
Cash, cash equivalents and restricted cash at the beginning of period	1,463,944	1,516,314	3,901,772
Cash, cash equivalents and restricted cash at the end of period	$1,516,314	$3,901,772	$13,052,454

Operating Activities

For the year ended December 31, 2024, our net cash provided by operating activities was US$5.34 million, which was primarily attributable to (i) our net income of US$3.66 million, (ii) an adjustment of deducted non-cash items of a net amount of US$0.20 million, mainly inclusive of share of income equity method investments, depreciation and amortization, provision for inventories and other non-cash items, (iii) changes in working capital that positively affected the cash flow from operating activities, primarily including (a) a total increase of US$5.34 million in accounts payable and notes payable mainly for the growth in our sales volume, which led to an increase in procurement; (b) an increase of US$1.23 million in accrued expenses and other current liabilities mainly due to our decision to increase marketing expansion expenses in an effort to expand our sales network and the increase in accrued payroll and social insurance due to the growth in the number of employees, and partially offset by (iv) changes in working capital that negatively affected the cash flow from operating activities, primarily including (a) an increase of US$3.72 million in inventories due to the expansion of our sales scale and the increase of our stock level; (b) a total increase of US$0.91 million in accounts receivable and accounts receivable-due from related parties mainly for the increase in sales of products sold to both third parties and related parties.

For the year ended December 31, 2023, our net cash provided by operating activities was US$4.12 million, which was primarily attributable to (i) our net income of US$7.69 million, (ii) an adjustment of deducted non-cash items of a net amount of US$0.65 million, mainly inclusive of share of income equity method investments, depreciation and amortization, and other non-cash items, (iii) changes in working capital that negatively affected the cash flow from operating activities, primarily including (a) a total increase of US$2.66 million in accounts receivable and accounts receivable-due from related parties mainly for the increase in sales of products sold to both third parties and related parties; (b) an increase of US$0.43 million in inventories due to the expansion of our sales scale and the increase of our stock level; (c) an increase of US$0.38 million in prepaid expenses and other current assets mainly due to the increase in advance to suppliers and deductible VAT tax resulting from the increase of purchase which was in line with our sales scale expansion.

For the year ended December 31, 2022, our net cash provided by operating activities was US$0.81 million, which was primarily attributable to (i) our net income of US$7.28 million, (ii) an adjustment of added non-cash item of depreciation and amortization of property, plant and equipment of US$0.39 million, (iii) an adjustment of non-cash item of recognition of the provision for inventories of US$0.51 million; (iv) an increase of US$2.36 million in accounts payable mainly due to our increase in third-party procurement in the year ended December 31, 2022, and mainly offset by (i) an adjustment of non-cash item of share of equity method investment income of US$1.96 million, (ii) an increase of US$4.09 million in accounts receivable mainly for the increase of revenue, (iii) an increase of US$3.65 million in inventories, net due to our improvement in stock management and inventories turnover, and (iv) an increase of US$0.31 million in accounts receivable-due from related parties for an increase in sales of products sold to related parties.

Investing Activities

For the year ended December 31, 2024, our net cash used in investing activities was US$2.80 million which was primarily attributable to (i) the expenditure for purchasing of machinery and equipment of US$2.47 million, (ii) the payment for short-term investments of US$2.6 million, and was offset by the dividends received from long-term investment of US$2.32 million.

For the year ended December 31, 2023, our net cash provided by investing activities was US$1.29 million which was primarily attributable to dividends received from long-term investment of US$1.86 million and was offset by (i) expenditure for the purchase of machinery and equipment of US$0.37 million; and (ii) a net impact of US$0.20 million cash outflow in relation to the loan to related parties and collection of the loan.

For the year ended December 31, 2022, our net cash used in investing activities was US$0.29 million which was primarily attributable to (i) purchase of plant, machinery and equipment of US$0.69 million, (ii) expenditure for construction of plant of US$0.49 million and were offset by dividends received from long-term investment of US$0.88 million.

Financing Activities

For the year ended December 31, 2024, our net cash provided by financing activities was US$6.75 million, which was primarily attributable to (i) proceeds of US$6.91 million from IPO, (ii) a net impact of US$1.20 million cash inflow in relation to proceeds/repayments of short-term bank borrowings, and were offset by (i) payments of US$1.07 million in deferred offering costs, (ii) repayments of machinery and equipment financing lease liabilities of US$0.23 million, and (iii) repayments of loans from related parties of US$0.08 million.

For the year ended December 31, 2023, our net cash used in financing activities was US$2.95 million, which was primarily attributable to (i) repayment of long-term debts of US$1.75 million, (ii) a net impact of US$0.67 million cash outflow in relation to proceeds/repayment of short-term bank borrowings, (iii) repayment of machinery and equipment financing lease liabilities of US$0.38 million, and (iv) payments of US$0.37 in deferred offering costs, and were offset by a net impact of US$0.22 million cash inflow in relation to proceeds/repayment of loans from related parties.

For the year ended December 31, 2022, our net cash used in financing activities was US$0.36 million, which was primarily attributable to the proceeds from (i) short-term bank borrowings of US$1.04 million, (ii) long-term commercial vehicle mortgage loan of US$0.05 million, and were offset by (i) repayment of short-term bank borrowings of US$1.17 million, (ii) repayment of factory and commercial vehicle mortgage loans of US$0.06 million, and (iii) repayment of machinery and equipment financing lease liabilities of US$0.06 million.

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the construction of plant and purchase of fixed assets for our business expansion. Our capital expenditures amounted to US$0.37 million and US$2.52 million for the years ended December 31, 2023 and 2024, respectively. We plan to fund our future capital expenditures with our existing cash and cash equivalents balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment Due by Period
		Less than 1			More than
	Total	year	1-3 years	3-5 years	5 years
Bank borrowing	$1,223,405	$1,223,405	$—	$—	$—
Operating lease commitments	1,249,925	460,719	700,022	76,080	13,104
Related party loans	136,999	136,999	—	—	—
Capital commitment	999,980	999,980	—	—	—
Total	$3,610,309	$2,821,103	$700,022	$76,080	$13,104

Other than those shown above, we did not have any significant capital and other commitments as of December 31, 2024.

Off-balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

C. Research and Development, Patents and Licenses, etc.

Please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

D. Trend Information.

Other than as disclosed herein, we are not aware of any trends, uncertainties, demands, commitments or events as of December 31, 2024 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Policies and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenue and expenses during the reporting period, and the related disclosures in the consolidated financial statements and accompanying footnotes. Out of our significant accounting policies, which are described in “Note 2—Summary of Significant Accounting Policies” of our consolidated financial statements for the reporting period, included elsewhere in this registration statement, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions, including (i) Accounts receivable, net, (ii) Inventories, net, (iii) Property, plant and equipment, net, (iv) Long-term investment, (v) Revenue recognition and (vi) Income taxes. While we believe our judgments, estimates and assumptions are reasonable, we are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Also, we are emerging growth company as defined by JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of extended transition periods for complying with new or revised accounting standards. This allows us to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. We elected to take advantage of the extended transition periods.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We based on the estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in our consolidated financial statements include, but not limited to revenue recognition, allowance for doubtful accounts, inventory write-down, the useful lives and impairment of long-lived assets and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates.

Accounts receivable, net

On January 1, 2023, we adopted FASB ASC Topic 326 -” Financial Instruments - Credit losses (“ASC Topic 326”) which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. We adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 on our consolidated financial statements was immaterial.

Accounts receivable is stated net of provision of credit losses. We have developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. We consider historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses.

As of December 31, 2024, 98.70% of accounts receivable was within 180 days, no accounts receivable was between 180 days to 360 days, the remaining 1.30% of accounts receivable was over one year. As of April 28, 2025, 78.24% of accounts receivable balance has been collected subsequently.

As of December 31, 2024, 100% of accounts receivable – related parties were within 180 days. As of April 28, 2025, 77.03% of accounts receivable - related parties has been collected subsequently.

Inventories, net

Inventories are stated at the lower of cost or realizable value. Cost is principally determined on the weighted average basis.

We periodically perform an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds the estimated market value. Write off of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

Property, plant and equipment, net

Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight-line method based on the estimated useful lives and residual value of the assets as follows:

Category	Useful lives	Estimated residual value
Buildings	20 years	5%
Machinery and equipment	10 years	10%
Motor Vehicles	5 years	10%
Furniture and fixtures	5 years	5%
Electronic office equipment	3 years	5%

Major improvements are capitalized and expenditures for maintenance and repairs as incurred. Construction in progress represents property, plant and equipment under construction or being installed. Costs include original cost, installation, construction and other direct costs. Interest expenses directly related to construction in progress would be capitalized. Construction in progress is transferred to the appropriate fixed asset account and depreciation commences when the asset has been substantially completed and placed in service.

Long-term investment

The investments for which we have the ability to exercise significant influence are accounted for under the equity method. Under the equity method, we initially record its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the combined balance sheets. We subsequently adjust the carrying amount of the investment to recognize our proportionate share of each equity investee’s net income or loss into combined statements of operations and comprehensive income after the date of acquisition.

We make an assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. We recognize an impairment loss equal to the difference between the carrying value and fair value in the combined statements of operations and comprehensive income if any.

Revenue recognition

Product sales

Effective with the adoption of Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and the associated ASUs (collectively, “Topic 606”) on January 1, 2020, we recognize revenue when our customer obtains control of promised goods in an amount that reflects the consideration which we expect to receive in exchange for those goods. To determine revenue recognition for the arrangements that our determines are within the scope of Topic 606, we perform the following five steps:

(1) identify the contract(s) with a customer,

(2) identify the performance obligations in the contract,

(3) determine the transaction price,

(4) allocate the transaction price to the performance obligations in the contract and

(5) recognize revenue when (or as) the entity satisfies a performance obligation.

Product revenue recognition

Our revenue from contracts with customers is derived from product revenue principally from the sales of metal stamping and mechanical original equipment manufacturer (“OEM”) and electric OEM products directly to other consumer electronics product manufacturers. We sell goods to the customer under sales contracts or by purchase orders. We have determined there to be one performance obligation for each of the sales contracts and purchase orders. The performance obligations are considered to be met and revenue is recognized at a point in time when the customer obtains control of the goods. We have three major goods delivery channels, included:

1)	Delivering goods to customers’ predetermined location, we have satisfied the contracts’ performance obligations when the goods have been delivered and relevant shipping documents have been collected by us;
2)	Picking up goods by customers in our warehouse, we have satisfied the contracts’ performance obligations when the goods have been picked up and the acceptance document has been signed by the customers; and
3)	Picking up goods by customers in the Vendor Managed Inventory (“VMI”) warehouse, we satisfied the contracts’ performance obligations when the goods have been picked up and we confirmed the amounts used by customers with clean reply received.

For products picked up by customers in the VMI warehouse, we are primarily responsible for the contract as we have the supplier discretion when executing orders and we are the only party that have a contractual relationship with customers. We establish and obtain substantially all of the benefits from transactions, i.e. considerations paid by customers. Therefore, we conclude that we obtain control the of the products pursuant to ASC 606-10-55-37A(a). We consider ourselves to be the principal in the transactions on the basis that we are primary responsible to fulfill the promise and have the price discretion, pursuant to ASC 606-10-55-39.

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. The transaction price is recorded net of sales return, surcharges and value-added tax of gross sales.

Our payment terms are all within 180 days and its sales arrangements do not have any material financing components.

A contract asset is recorded when we have transferred products or services to the customer before payment is received or is due, and our right to consideration is conditional on future performance in the contract. We did not recognize any contract asset as of December 31, 2023 and 2024. The timing between the recognition of revenue and receipt of payment is not significant. A contract liability exists when we have received consideration but has not transferred the related goods or services to the customer. We did not recognize any contract liabilities as of December 31, 2023 and 2024.

Return Rights & Warranty

We generally provide warranty period of one year and customers are required to perform product quality check upon acceptance of delivery. The warranty covers only production defects and offers to replace the defective products with new products during warranty period. Customers do not have the option to purchase the warranty separately, nor the warrant provides a service in addition to assurance. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. We did not accrue any liability related to the product return for any product quality issue on the consolidated balance sheets as of December 31, 2023 and 2024.

Principal vs agent accounting

We record all product revenue on a gross basis. To determine whether we are an agent or principal in the sales of products, we consider the following indicators: we are primarily responsible for fulfilling the promise to provide the specified goods or services, is subject to inventory risks before the specified goods have been transferred to a customer or after transfer of control to the customers and has discretion in establishing the price of the specified goods.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are determined based on the temporary difference between the financial reporting and tax bases of assets and liabilities, and net operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. We record a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest related to unrecognized tax benefits and penalties, if any, within income tax expenses.

There was no uncertain tax positions for the years ended December 31, 2022, 2023 and 2024.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Ning Ding	49	Chief Executive Officer, Chairman and Director
Kai Huang	41	Chief Financial Officer and Director
Ming Tak Tam	75	Independent Director
Haofeng Gao	32	Independent Director
Rongfu Zheng	36	Independent Director

The following is a brief biography of each of our executive officers and directors:

Ning Ding has been serving as our Director since May 2022, our Chief Executive Officer since May 2023, and chief executive officer of Zhongjinke Shenzhen since October 2018. Since November 2021, Mr. Ding has also been serving as a Director of PSM-ZJK Fasteners (Shenzhen) Co., Ltd, a subsidiary which the Company indirectly owns 49% of equity interests. He has more than twenty years of experience in the manufacturing industry. From April 2016 to October 2018, Mr. Ding served as senior manager in PennEngineering & Manufacturing Corp. Mr. Ding served as senior manager in Yingfeng Global Technology (Shenzhen) Co., Ltd., a subsidiary of Stanley Engineered Fastening from October 2001 to April 2016. From March 2000 to October 2001, Mr. Ding served as manager in Huawei Technologies Co., Ltd. Mr. Ding holds a bachelor’s degree with a major in foreign trade and a master’s degree with a major in management engineering from Hangzhou Dianzi University. We believe that Mr. Ding’s experience in the manufacturing industry and extensive knowledge of the Company from his various roles on the management team qualify him to serve on our board of directors.

Kai Huang has been our Director since May 2022 and Chief Financial Officer since May 2023. He has more than 15 years of experience in finance and operations. He has been serving as executive director of Shenzhen Qianhai Shiwei Science Co., Ltd. since February 2021. From July 2020 to March 2022, he served as Chairman of Hagong Equity Investment Management Chengdu Co., Ltd. From May 2019 to December 2019, he served as President and director of Fujian Start Group Co., Ltd. From January 2017 to April 2019, he served as managing director of Zhejiang Zheshang Chanrong Asset Management Co., Ltd. From January 2012 to December 2016, Mr. Huang served as the Principal of Shenzhen Office of Minmetals International Trust Co., Ltd. From July 2007 to December 2011, he served as Senior Manager of China Merchants Bank Co Ltd. Mr. Huang holds a bachelor’s degree with a major in information system and information management from Hohai University and an MBA degree from the Chinese University of Hong Kong.

Ming Tak Tam is an independent director of the Company. He has more than 40 years of experience in the fastener manufacturing industry. From May 2020 to May 2021, he served as director at Bulten Fastener (Tianjin) Co. Ltd. From June 2018 to May 2021, he served as director at PSM Holding Limited. From June 2015 to May 2018, he served as president of sales and marketing at PennEngineering HK Limited. From March 2013 to April 2015, he served as vice president of Asia Electronics of Stanley Engineered Fastening. From January 2009 to February 2013, he served as president at Infastech (China) Ltd. From January 2006 to December 2008, he served as president at Acument China Limited. From January 1999 to December 2005, he served as managing director at Textron Fastening Systems China Limited. From May 1995 to December 1998, he served as director and general manager at Avdel China Limited. From August 1980 to April 1995, he served as manager of the Industrial Fastening Systems Department at the Jardine Engineering Corporation Ltd. Mr. Tam holds a bachelor’s degree with a major in Administration and Higher Certificate in Business Studies from Hong Kong Polytechnic University and a master’s degree with a major in Management from Australian Catholic University. We believe Mr. Tam qualifies as our director because of his experience as a company president and board member.

Haofeng Gao is an independent director of the Company. He has acted as an attorney of Guangdong Tengsheng Law Firm since November 2021. He was a legal assistant of Guangdong Guohui Law firm from April 2021 to September 2021, and a notary of Jingjiang Notary Office from July 2018 to December 2020. Mr. Gao received his bachelor’s degree in constitutional law and administrative law from Hangzhou Dianzi University in 2015, and his master degree in law from Zhongnan University of Economic and Law in 2018.

Rongfu Zheng is an independent director of the Company. Mr. Zheng has more than 10 years of experience in auditing. He has been serving as audit partner at Dahua LLP Shenzhen Branch since November 2016. From September 2010 to November 2016, he served as audit manager at Deloitte Touche Tohmatsu Accounting LLP Shenzhen Branch. He has been the independent director of Shenzhen Lianying Laser Co., LTD. since June 2018, and was the independent director of Shenzhen Yichuang International Design Co., LTD. from May 2021 to November 2023, and the evaluation expert of Shenzhen National High-tech Industry Innovation Center in 2022 and 2023. Mr. Zheng holds a bachelor’s degree with a major in International Accounting from Jiangxi University of Finance and Economics and a master’s degree with a major in Business Management from Shanghai University of Finance and Economics. Mr. Zheng is a Certified Public Accountant in China, Certified Tax Agent in China and a Certified Internal Auditor and an Intermediate Account.

B.	Compensation

For the year ended December 31, 2024, we paid approximately RMB2,183,709 (US$303,575) in cash and benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Compensation Recovery Policy

In April 2025, we adopted a Compensation Recovery Policy in compliance with the SEC rules and The Nasdaq Stock Market listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement.

C.	Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested, provided that such director discloses to their fellow directors the nature and extent of any material interest or duty in accordance with our Articles. The directors may exercise all the powers of the Company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We established an audit, a compensation and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ming Tak Tam, Haofeng Gao and Rongfu Zheng. Rongfu Zheng is the chairman of our audit committee. We have determined that Ming Tak Tam, Haofeng Gao and Rongfu Zheng have satisfied the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. Our board also has determined that Rongfu Zheng qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Ming Tak Tam, Haofeng Gao and Rongfu Zheng. Ming Tak Tam is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving reviewing and recommending to the board with respect to the compensation of our directors; and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing periodically and approving any long-term incentive compensation or equity plans, if any;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ming Tak Tam, Haofeng Gao and Rongfu Zheng. Haofeng Gao is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance

Duties of Directors

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Terms of Directors

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or otherwise ceases to be eligible to be a director of the Company. A director’s office shall be terminated forthwith if (a) he is prohibited by the law of the Cayman Islands from acting as a director; (b) he is made bankrupt or makes an arrangement or composition with his creditors generally; (c) he resigns his office by notice to the Company; (d) he only held office as a director for a fixed term and such term expires; (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; (h) without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

Employment Agreements and Indemnification Agreements

We entered into an employment agreement with each of our executive officer on May 21, 2024. The term of each of our executive officers’ employment will be automatically renewed unless terminated by either party by giving 30-day advance notice. We may terminate the employment for cause, at any time, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for one year following termination of the employment.

In addition to the above-mentioned employment agreements, Ning Ding entered into an employment agreement with Zhongjinke HK, one of our subsidiaries, on March 7, 2024. Pursuant to such employment agreement, Ning Ding agreed to provide services as Chief Executive Officer of Zhongjinke HK. The employment agreement starts from May 1, 2024 and does not have an ending date, and provides for a monthly remuneration of US$5,000.

Furthermore, Kai Huang entered into employment agreement with Zhongjinke HK, one of our subsidiaries, on March 7, 2024. Pursuant to such employment agreement, Kai Huang agreed to provide services as Chief Financial Officer of Zhongjinke HK. The employment agreement starts from May 1, 2024 and does not have an ending date, and provides for a monthly remuneration of US$1,500.

We have also entered into indemnification agreements with each of our directors and executive officers, the form of which is filed as an exhibit to this Registration Statement. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

D.	Employees

As of April 15, 2025, the Company has 403 full-time employees. The following is a list of our employees in each department as of April 15, 2025:

Categories	Number	Proportion
Sales	10	2.5%
R&D	14	3.5%
Quality Control (“QC”)	89	22.1%
Production	225	55.8%
Office and administration	65	16.1%
Total	403	100.00%

E.	Share Ownership

Information regarding the ownership of the Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Report.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of April 24, 2025 by:

●	each of our directors and executive officers; and

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included ordinary shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person. The percentage of beneficial ownership of our ordinary shares is based on 61,381,249 Ordinary Shares that are issued and outstanding as of April 24, 2025. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of this annual report, none of our current shareholders of record is located in the United States.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Directors and Named Executive Officers of the Company
Ning Ding (2)	38,664,000	62.99%
Kai Huang (3)	11,724,000	19.10%
Ming Tak Tam	—	—%
Haofeng Gao	—	—%
Rongfu Zheng	—	—%
All Directors and Executive Officers of the Company as a Group (5 Individuals)	50,388,000	82.09%

5%+ Holders(1)
DNR Technology Co., Ltd. (2)	38,664,000	62.99%
Vimisci Holding Limited (3)	11,724,000	19.10%
Jinshan International Investment Co., Ltd.(4)	3,000,000	4.89%
Newmicro Holding Limited(5)	3,000,000	4.89%

(1) Unless otherwise indicated, the business address of each of the individuals is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(2) DNR Technology Co., Ltd. is a limited liability company incorporated under the British Virgin Islands laws. The address of DNR Technology Co., Ltd. is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over DNR Technology Co., Ltd. is Ning Ding.

(3) Vimisci Holding Limited is a limited liability company incorporated under the British Virgin Islands laws. The address of Vimisci Holding Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Vimisci Holding Limited is Kai Huang.

(4) Jinshan International Investment Co., Ltd. is a limited liability company incorporated under the British Virgin Islands laws. The address of Jinshan International Investment Co., Ltd. is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Jinshan International Investment Co., Ltd. is Huiming Liu.

(5) Newmicro Holding Limited is a limited liability company incorporated under the British Virgin Islands laws. The address of Newmicro Holding Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Newmicro Holding Limited is Chaoyong Xu.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

B.	Related Party Transactions

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related party also include principal owners of the Company, its managements, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

Set forth below are the related party transactions that we have entered into during the last three fiscal years and up to the date of this annual report.

Material Transactions with Related Parties

Related parties:

Name of related parties	Relationship with the Company
PSM-ZJK	49% owned by Zhongjinke Shenzhen; Mr. Ning Ding serves as a Director of PSM-ZJK
ZhongJinKe Fastener CO., Ltd	Controlled by Jieke Zhu
Shenzhen Qianhaishi Micro Science Co., Ltd	Controlled by Kai Huang
Ning Ding	Chief Executive Officer and a Director of the Company
Kai Huang	Chief Financial Officer and a Director of the Company
Kai Ding(1)	A shareholder of the Company, owning 1.93% of the shares of the Company
Dongxin Zhou	A shareholder of the Company, owning 0.73% of the shares of the Company
Jieke Zhu	A shareholder of the Company, owning 0.85% of the shares of the Company
Minghui Zhu	Father of Jieke Zhu
Huiming Liu	A shareholder of the Company, owning 5.00% of the shares of the Company
Chaoyong Xu	A shareholder of the Company, owning 5.00% of the shares of the Company

(1) Kai Ding resigned as the Company’s director in May 2023.

i) Related party balances

Accounts receivable-due from related parties:

	As of December 31,
	2023	2024
Name of related party	$US	$US
PSM ZJK (1)	8,816,184	9,165,068
Total	8,816,184	9,165,068

(1) The accounts receivable from PSM-ZJK represent the Company’s sale of products to PSM-ZJK. As of the date of this annual report, 77.03% of accounts receivable due from PSM-ZJK has been collected subsequently.

Other receivables-due from related parties:

		As of December 31,
		2023	2024
		$US	$US
Name of related parties	Nature
Kai Huang (1)	Loan to related parties	—	68,500
Ning Ding	Loan to related parties	202,055	—
PSM-ZJK (1)	Utility bills paid on behalf of related parties	19,711	1,097
Ning Ding	Customers’ payment collected on behalf of the Company	34,214	—
Ning Ding (1)	Expenses paid on behalf of related parties	—	179,246
Jieke Zhu (1)	Expenses paid on behalf of related parties	21,806	392
Total		277,786	249,235

(1) As of the date of this annual report, other receivables due from related parties have not been collected yet. The Company expects to collect the loan to Kai Huang and other receivables due from PSM-ZJK, Ning Ding and Jieke Zhu before December 2025, according to the historical collection of other receivables and loans due from related parties.

Other payables-due to related parties:

		As of December 31,
		2023	2024
		$US	$US
Name of related parties	Nature
Ning Ding (1)	Sales Compensation	1,350,349	1,497,596
Kai Huang (2)	Loan from related parties	140,847	136,999
Shenzhen Qianhaishi Micro Science Co., Ltd	Loan from related parties	84,508	—
Ning Ding	Loan from related parties	140,847	—
Ning Ding (3)	Expenses paid on behalf of the Company	93,382	89,540
ZhongJinKe Fastener CO.,Ltd (3)	Expenses paid on behalf of the Company	52,762	51,320
Jieke Zhu (3)	Expenses paid on behalf of the Company	3,034	290
Kai Ding (3)	Expenses paid on behalf of the Company	1,730	2,430
Total		1,867,459	1,778,175

(1)	As of the date of this annual report, the balance is $1,615,363.

(2)	Other payable due to Kai Huang represents a long-term interest-free loan. As of the date of this annual report, the balance has not been repaid.

(3)	Due to such parties represent expenses paid on behalf of the Company by these related parties, mainly including business entertainment expenses, travel expenses, and other miscellaneous expenses related to business activities. As of the date of this annual report, the balances have not been repaid.

ii) Related party sales:

The Company mainly entered into the following transactions with related parties:

	For the years ended December 31,
	2022	2023	2024
	$US	$US	$US
Related party sales
PSM ZJK (1)	11,174,044	15,093,811	16,559,102

Sales Compensation
Ning Ding (2)	686,392	1,149,836	1,073,615
Kai Ding (3)	35,338	35,784	292,141

Loans to related parties
Ning Ding	—	(202,348)	(412,129)
Kai Ding	—	—	(73,451)
Kai Huang	—	—	(69,509)
PSM-ZJK	—	(37,020)	—
Dongxin Zhou	—	(14,105)	—

Repayments of loans from related parties
Shenzhen Qianhaishi Micro Science Co., Ltd	—	—	(83,411)
Chaoyong Xu	—	(33,133)	—
Huiming Liu	—	(28,210)	—
Jieke Zhu	—	(2,412)	—
Dongxin Zhou	—	(2,073)	—

Collection of loans to related parties
Ning Ding	—	—	472,518
Kai Ding	—	—	73,451
PSM-ZJK	—	37,020	—
Dongxin Zhou	—	14,105	—

Proceeds from loans from related parties
Ning Ding	—	141,052	—
Kai Huang	—	141,052	—

Rental income
PSM-ZJK (4)	70,779	70,773	69,753

(1)	For the period from January 1, 2025 to the date of this annual report, the sales amount of products sold to PSM ZJK by the Company is $4,863,280.

(2)	For the period from January 1, 2025 to the date of this annual report, the sales compensation of Ning Ding is $203,192.

(3)	For the period from January 1, 2025 to the date of this annual report, the sales compensation of Kai Ding is $86,899.

(4)	For the period from January 1, 2025 to the date of this annual report, the rental income from PSM ZJK is $22,145.

iii) Guarantees

On June 27, 2023, we obtained credit facilities from China Merchants Bank Shenzhen Branch of RMB 15,000,000 (US$2,115,775) within 1 year, which was secured by Mr. Ning Ding, the Chief Executive Officer and Director of the Company, and his spouse Ms. Baozhen Zhu. On June 26, 2024, we used the above credit facilities and obtained RMB500,000 (US$69,510) borrowings from China Merchants Bank Shenzhen Branch with the term of six-months and the interest rate of 3.10%. We fully repaid the principal and interest on December 26, 2024.

On September 12, 2024, we obtained credit facilities from China Merchants Bank Shenzhen Branch of RMB 15,000,000 (US$2,085,274) within 1 year, which was secured by Mr. Ning Ding, the Chief Executive Officer and Director of the Company, and his spouse Ms. Baozhen Zhu. On October 18, 2024,we utilized the above credit facilities and obtained RMB5,000,000 (US$695,091) borrowings from China Merchants Bank Shenzhen Branch. These borrowings carried a three-month term and an interest rate of 3.00%, and we fully repaid the principal and interest on January 20, 2025. Subsequently, on November 29, 2024, again leveraging the same credit facilities, we obtained borrowings of RMB4,500,000 (US$625,582) from China Merchants Bank Shenzhen Branch with a two-month term and an interest rate of 2.90%, and we fully repaid the principal and interest on February 5, 2025.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

Other than disclosed in this annual report, we are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

As of the date of this annual report, PSM-ZJK has made dividends or distributions of US$884,867 to Zhongjinke Shenzhen in 2022, US$1,863,561 in 2023 and US$2,319,218 in 2024. No dividends were declared or paid by the Company for the years ended December 31, 2023 and 2024. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely principally on transfer of funds, dividends and other distributions on equity paid by our PRC Entities for our cash and financing requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC Entities to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China – The transfer of funds, dividends and other distributions between us and our entities is subject to restriction,” “We may rely on dividends and other distributions on equity paid by our PRC Entities to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Entities to make payments to us could have a material and adverse effect on our ability to conduct our business,” and “Governmental control of currency conversion may limit our ability to use our revenues effectively, the ability of our PRC Subsidiaries to obtain financing and affect the value of your investment.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if, following the date on which the dividend is proposed to be paid, our company would be unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

See “—Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

The Ordinary Shares have been listed on the Nasdaq Capital Market since September 30, 2024 under the symbol “ZJK.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our amended and restated memorandum of association (“Memorandum”) and articles of association (“Articles”), as amended and restated from time to time, and the Companies Act (Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this annual report, our company’s authorized share capital is US$50,000 divided into 3,000,000,000 Ordinary Shares with a par value of $0.000016666667 per share. As of the date of this annual report, 61,381,249 Ordinary Shares are issued and outstanding.

Our Memorandum and Articles

The following are summaries of material provisions of our amended and restated Memorandum and Articles and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. The summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles, which are filed as exhibits to the registration statement of which this annual report forms a part.

Objects of Our Company. Under our Memorandum and Articles, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our Articles provide that dividends may be out of any funds of the Company lawfully available for distribution. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose subject to the restrictions of the Companies Act, provided that in no circumstances may we pay a dividend if, following the date on which the dividend is proposed to be paid, our company would be unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Any action required or permitted to be taken by the shareholders must be taken at a duly called and quorate annual or extraordinary general meeting of the shareholders entitled to vote on such action, or in lieu of a general meeting, be effected by a unanimous resolution in writing. On a show of hands each shareholder is entitled to one vote or, on a poll, each shareholder is entitled to one vote for each Ordinary Share, voting together as a single class, on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting, at least two members having the right to vote on the resolutions or one or more shareholders who, individually or collectively, hold at least 10% of the voting rights of all those who have a right to vote on the resolution.

A quorum required for a meeting of shareholders consists of one or more shareholders present and holding at least a majority of the votes of the issued and outstanding voting shares in our company. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding no less than 10% of our paid voting share capital. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our Memorandum and Articles. Holders of the Ordinary Shares may, among other things, divide or combine their shares by ordinary resolution.

Election of directors. Directors may be appointed by an ordinary resolution of our shareholder or by a resolution of the directors of the Company.

Meetings of directors. At any meeting of directors, a quorum will be present if two directors are present, unless otherwise fixed by the directors. If there is a sole director, that director shall be a quorum. A person who holds office as an alternate director shall be counted in the quorum. A director who also acts as an alternate director shall be counted twice towards the quorum. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Transfer of Ordinary Shares. Subject to our Articles about the transfer of Ordinary Shares and provided that such transfer complies with the applicable rules of the Securities and Exchange Commission, the Nasdaq and federal and state securities laws of the United States, our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in a common form or any other form prescribed by the Nasdaq or otherwise approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share whether or not it is fully paid up without assigning any reason for doing so.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 45 days in any year as our board may determine.

Liquidation rights. If we are wound up, the shareholders may, subject to the Articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a) to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b) to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares. The Companies Act and our Articles permit us to purchase, redeem or otherwise acquire our own shares, subject to certain restrictions and requirements under the Companies Act, our Memorandum and Articles and any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission. In accordance with our Articles and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors. Under the Companies Act, the repurchase of any share may be paid out of our company’s profits, out of our share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or, subject to certain conditions, out of capital. If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be repurchased (1) unless it is fully paid up, (2) if such repurchase would result in there being no shares outstanding, and (3) unless the manner of purchase (if not so authorized under the Memorandum and Articles) has first been authorized by a resolution of our shareholders. In addition, under the Companies Act, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares. The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Changes in the number of shares we are authorized to issue and those in issue. We may from time to time by resolution of shareholders in the requisite majorities:

●	increase or decrease the authorized share capital of our Company;

●	subdivide our authorized and issued shares into a larger number of shares; and

●	consolidate our authorized and issued shares into a smaller number of shares.

Issuance of Additional Shares. Our Memorandum and Articles authorize our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, register of mortgages and charges, and any special resolutions passed by our shareholders). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Preferred Shares

As at the date of this annual report, we do not have any preferred shares authorized or outstanding.

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act of the Cayman Islands. The Companies Act of the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that, for an exempted company that does not hold a license to carry on business in the Cayman Islands:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

●	an exempted company’s register of members is not required to be open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company that is not listed on the Cayman Islands Stock Exchange is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;

●	an exempted company may issue shares without nominal or par value;

●	an exempted company may not issue negotiable or bearer shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as an exempted limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this annual report, we currently intend to comply with the Nasdaq Capital Market rules in lieu of following home country practice.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, among other things, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with, among other documents, a declaration as to the solvency of the consolidated or surviving company, a declaration of the assets and liabilities of each constituent company and (unless the surviving or consolidated company is to be a non-Cayman Islands company) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders if a copy of the plan of merger is given to every member of each subsidiary company to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement. Any such arrangement must be approved by (a) a majority in number of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made and who must, in addition, represent seventy-five percent in value of the creditors or each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose and (b) seventy-five percent in value of the shareholders or each class of shareholders, as the case may be, with whom the arrangement is to be made that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose, as applicable. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the court’s directions and the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto, which limits the circumstances in which a shareholder may bring a derivative action on behalf of the company or a personal action to claim loss which is reflective of loss suffered by the company) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholder;

●	an irregularity in the passing of a resolution which requires a qualified majority;

●	an act purporting to abridge or abolish the individual rights of a member; and

●	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles permit indemnification of our directors and officers for costs, charges, expenses, losses, or damages incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we plan to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes duties to the company. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles provide that, on the requisition of any shareholders who hold not less than 10 percent of the rights to vote at such general meeting, our board of directors shall convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our Memorandum and Articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles, any of our directors may be removed by ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law and our Articles, the Company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Act, our Memorandum and Articles may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Under our Memorandum and Articles, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

C.	Material Contracts

We have not entered into any material contracts in the ordinary course of our business.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Foreign Exchange and Dividend Distribution.”

E.	Taxation

The following summary of material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was last amended on December 29, 2018, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, and was last amended on April 23, 2019, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the mainland China at the rate of 25%. Non-resident enterprises setting up institutions in the mainland China pay enterprise income tax on the incomes obtained by such institutions in and outside the mainland China at the rate of 25%. Non-resident enterprises with no institutions in the mainland China, and non-resident enterprises with income having no substantial connection with their institutions in the mainland China, pay enterprise income tax on their income obtained in the mainland China at a reduced rate of 10%.

Under the PRC EIT Law and its implementation rules, an enterprise established outside the mainland China with a “de facto management body” within the mainland China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Circular of the State Taxation Administration on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Standards of De Facto Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in the mainland China.

Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our Company is a company incorporated outside the mainland China. As a holding company, the key assets and records of our Company (including the resolutions of its board of directors and the resolutions of its shareholders) are located and maintained, outside the mainland China. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. As such, we do not believe that our Company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders. In addition, nonresident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of Ordinary Shares, as if such income is treated as sourced from within the mainland China. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether in practice non-PRC shareholders of our Company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by Zhongjinke WFOE to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

We will continue to monitor our tax status. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

United States Federal Income Taxation Considerations

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (as defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the U.S. in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1. The actual days in the United States in the current year; plus

2. One-third of his or her days in the United States in the immediately preceding year; plus

3. One-sixth of this or her days in the United States in the second preceding year.

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC (as defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a PFIC (as defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the U.S. and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the U.S. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in USD) for the share and your tax basis (in USD) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

● at least 75% of its gross income for such taxable year is passive income; or

● at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on the projected composition of our assets and income, we do not anticipate being classified as a PFIC for our taxable year ending December 31, 2024. While we do not anticipate being classified as a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our Class A ordinary shares, fluctuations in the market price of our Class A ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be classified as a PFIC for our taxable year ending December 31, 2024 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our Class A ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our Class A ordinary shares even if we cease to qualify as a PFIC under the rules set forth above.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income;

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, prospective investors should assume that a qualified electing fund election will not be available. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed a registration statement on Form F-1 (Registration No. 333-280371) with the SEC to register the issuance and sale of our Ordinary Shares in our initial public offering.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31.

All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

The revenue and expenses of our entities in the mainland China are generally denominated in Renminbi and their assets and liabilities are denominated in Renminbi. In addition, the value of your investment in our Ordinary Shares will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our Ordinary Shares will be traded in U.S. dollars.

Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into mainland China or remittances of Renminbi out of mainland China, as well as exchange between Renminbi and foreign currencies, require approval by foreign exchange administrative authorities with certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of mainland China, controls the conversion of Renminbi into other currencies.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

We incurred and recognized foreign currency exchange gain of US$113,736, foreign currency exchange gain of US$12,433, foreign currency exchange gain of US$18,314 in 2024, 2023, and 2022, respectively, as a result of changes in the exchange rate.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number No. 333-280371) (the “F-1 Registration Statement”) in relation to our initial public offering of 1,381,249 Ordinary Shares (reflecting the partial exercise of the over-allotment option by the underwriters to purchase an additional 131,249 Ordinary Shares), at an initial offering price of US$5.00 per Ordinary Share. Our initial public offering was completed in October 2024. Cathay Securities, Inc. acted as the representative of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on September 27, 2024. We raised approximately US$6,116,506 in net proceeds from the issuance of new shares from the initial public offering and partial exercise of over-allotment option. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we used about $2,004,902 of the net proceeds we received from our initial public offering as working capital and for general corporate purposes. We still intend to use the proceeds from our initial public offering as disclosed in the F-1 Registration Statement.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures Evaluation

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2024, were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In relation to the examination of our combined and consolidated financial statements presented in this Annual Report, we have identified significant weaknesses in our internal control over financial reporting and as such as stated above our disclosure controls and procedures as of December 31, 2024 were not effective. The Company did not have a formal risk assessment process and internal control framework over financial reporting, which included the lack of a formal group-wide risk assessment process to identify, assess, address or mitigate the risks identified, and sufficient internal control over financial reporting framework to maintain effective internal controls within the organization, and which may increase risk of error, fraud, misstatement of financial reporting, or non-compliance with related regulations for a U.S. listed group. Additionally, the Company lacked sufficient financial reporting and accounting personnel with appropriate knowledge of GAAP and SEC reporting requirements to properly address complex GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with GAAP and reporting requirements set forth by the SEC.

A comprehensive assessment of our internal control, aimed at identifying and reporting material weaknesses and other deficiencies, was not conducted by our independent registered public accounting firm. Performing such an assessment or having an audit of our internal control over financial reporting might have revealed additional deficiencies.

To address the identified material weaknesses stemming from the audit of our combined and consolidated financial statements for the year ended December 31, 2024, we intend to implement various measures, including the hiring of additional accounting personnel to enhance the financial reporting function and the establishment of a financial and system control framework. We also intend to initiate regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel. Moreover, we are in the process of developing and implementing a set of policies and procedures for period-end financial reporting. However, we cannot provide assurance that these measures will be entirely effective in remediating the material weaknesses in a timely manner or at all.

Being a company with less than US$1.235 billion in revenue for the fiscal year ended December 31, 2024, we qualify as an “emerging growth company” under the JOBS Act. An emerging growth company is entitled to certain reduced reporting and other requirements that are typically applicable to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 concerning the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Rongfu Zhang, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and chairman of our audit committee, is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website at https://www.zjk-industrial.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

As previously disclosed in the Form 6-K furnished on October 25, 2024, the Company appointed HTL as its independent registered public accounting firm to audit and review the Company’s financial statements for the year ended December 31, 2024, effective on October 22, 2024. HTL replaces TPS Thayer, LLC (“TPS”), the former independent registered public accounting firm, which the Company dismissed on October 22, 2024. The appointment of HTL was made after careful consideration and evaluation process by the Company and has been approved by the audit committee of the board of directors of the Company.

The aggregate fees billed for the most recently completed fiscal year ended December 31, 2023 and 2024 for professional services rendered by the principal accountant for the audit of our annual financial statements included in this and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows:

	Fiscal Year Ended December 31,
	2023	2024
Audit Fees(1)	$305,425	$320,000
Audit-Related Fees(2)	$—	$34,000
Tax Fees	—	—
All Other Fees	—	—
Total	$305,425	$354,000

(1) Audit fees consist of fees relating to the audit of the Company’s annual consolidated financial statements and reviews of interim condensed consolidated financial statements.

(2) Audit-related fees consisted of reviews of the Company’s registration statements, consents, and the completion of comfort letter procedures associated with the Company’s securities offerings.

The Audit Committee of the board of directors on an annual basis reviews audit and non-audit services performed by the independent auditors. All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Please refer to the Current Report on Form 6-K of the Company filed on October 25, 2024, in accordance with instruction 2 to item 16F of Form 20-F. The change of auditors from TPS to HTL was approved by the audit committee of the board of directors of the Company.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules.

Pursuant to Nasdaq Rule 5615(a)(3) (Exemptions from Certain Corporate Governance Requirements), the Company intends to adopt and follow certain Cayman Islands practices in lieu of certain requirements under Nasdaq Rules 5605(b)(2), 5620(a), 5635, 5250(b)(3) and 5250(d). As such, in lieu of Nasdaq corporate governance requirements, the Company intends:

●	not to have regularly scheduled meetings at which only Independent Directors (as defined under Nasdaq Marketplace Rule 5605(a)(2)) are present;

●	not to hold annual meeting of shareholders;

●	to issue securities in connection with (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings, each of the foregoing as defined under Nasdaq Rules 5635(a)(b)(c)(d) without shareholders’ approval;

●	not to disclose the material terms of all agreements and arrangements between any director or nominee for director, and any person or entity other than the Company, relating to compensation or other payment in connection with such person’s candidacy or service as a director of the Company; and

●	not to distribute annual and interim reports to shareholders.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

All officers, directors and employees of, and consultants and contractors to, us or any of our subsidiaries are subject to our Insider Trading Policy. The Insider Trading Policy prohibits the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of material nonpublic information in the trading of our securities. To ensure compliance with the Insider Trading Policy and applicable federal and state securities laws, all officers, directors and employees of, and consultants and contractors to, us or any of our subsidiaries must refrain from the sale or purchase of our securities except in specific designated trading windows or pursuant to 10b5-1 trading plans that were preapproved. Even during a trading window period, certain insiders, including our named executive officers and directors, must comply with our designated pre-clearance policy prior to trading in our securities.

ITEM 16K. CYBERSECURITY

The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and has overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the company’s supply chain, suppliers and other service providers. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. The Company’s executive officers are responsible for overseeing and periodically reviewing and identifying risks from cybersecurity threats associated with its use of any third-party service provider.

Since the start of its latest completed fiscal year and up to the date of this Annual Report, the Company is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the registrant, including its business strategy, results of operations, or financial condition.

The Company’s board of directors is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the board. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the board.

PART III

ITEM 17. FINANCIAL STATEMENTS

We elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of ZJK Industrial Co., Ltd. and its subsidiaries are included at the end of this annual report.

The financial statements of PSM-ZJK Fasteners (Shenzhen) Co., Ltd are provided as Exhibit 99.1 to this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document
1.1*	Amended and Restated Memorandum and Articles of Association of the Registrant
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
2.3*	Description of Securities
4.1	Form of Executive Offer Letter (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.2	Employment Agreement between Ning Ding and ZJK Industrial Group HongKong Limited, dated March 7, 2024 (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.3	Employment Agreement, between Kai Huang and ZJK Industrial Group HongKong Limited, dated March 7, 2024 (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.4	English Translation of Sales Agreement between BULTEN Fasteners (Wuxi) Co., Ltd. (formerly known as “PSM Fasteners (Wuxi) Co., Ltd.”) and Shenzhen Zhongjinke Hardware Products Co., Ltd, dated January 1, 2024 (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.5	English Translation of Sales Agreement between PSM-ZJK Fasteners (Shenzhen) Co., Ltd. and Shenzhen Zhongjinke Hardware Products Co., Ltd, dated January 1, 2024 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.6	English Translation of Purchase Agreement between Shenzhen Zhongjinke Hardware Products Co., Ltd and Dongguan Zhanchuang Hardware Technology Co., LTD, dated October 26, 2022 (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.7	English Translation of Purchase Agreement between Shenzhen Zhongjinke Hardware Products Co., Ltd and Dongguan TSLG Metal Products Co. LTD, dated May 27, 2021 (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.8	English Translation of Purchase Agreement between Shenzhen Zhongjinke Hardware Products Co., Ltd and Shenzhen Xinhuafu Technology Co., Ltd., dated December 16, 2021 (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.9	English Translation of Form of Debt Contract by and between Zhongke Precision Components (Guangdong) Co., Ltd. and Guangdong Fogang Rural Commercial Bank Co., Ltd., dated April 30, 2021 (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.10	English Translation of Real Estate Lease Agreement between Xiaohua Huang, as landlord, and Shenzhen Zhongjinke Hardware Products Co., Ltd, as tenant, dated April 15, 2024 (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.11	English Translation of Real Estate Lease Agreement between Nanjing Jiade Corporate Services Ltd., as landlord, and Nanjing Zhongjinke Hardware Products Co., Ltd, as tenant, dated January 1, 2023 (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.12	English Translation of Real Estate Lease Agreement between Shenzhen Zhongjinke Hardware Products Co., Ltd, as landlord, and Zhongke Chuangwei (Shenzhen) International Holdings Ltd, as tenant, dated May 9, 2024 (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.13	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.14	Employment agreement between Ning Ding and ZJK Industrial Co., Ltd., dated May 21, 2024 (incorporated herein by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.15	Employment agreement between Kai Huang and ZJK Industrial Co., Ltd., dated May 21, 2024 (incorporated herein by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
8.1	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
11.2*	Insider Trading Policy of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy of the Registrant
99.1*	Financial Statements of PSM-ZJK Fasteners (Shenzhen) Co., Ltd
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZJK Industrial Co., Ltd.

By:	/s/ Ning Ding
Name:	Ning Ding
Title:	Chief Executive Officer

Date: April 28, 2025

THE CONSOLIDATED FINANCIAL STATEMENTS

ZJK INDUSTRIAL CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ZJK Industrial Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ZJK Industrial Co., Ltd. and its subsidiaries (collectively, the “Company”) as of December 31, 2024, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2024, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ HTL International, LLC

HTL International, LLC

We have served as the Company’s auditor since 2024.

Houston, Texas

April 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

ZJK Industrial Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZJK Industrial Co., Ltd. and its subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended December 31, 2023, in conformity with U.S generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provided a reasonable basis for our opinion.

/s/TPS Thayer, LLC

We have served as the Company’s auditor since 2021

Sugar Land, Texas

June 20, 2024

ZJK Industrial Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for numbers of shares data)

	As of December 31,
	2023	2024
ASSETS
Current assets
Cash and cash equivalents	2,826,725	12,255,213
Restricted cash	1,075,047	797,241
Short-term investments	—	2,559,362
Accounts receivable, net	10,268,807	10,282,857
Accounts receivable-due from a related party	8,816,184	9,165,068
Inventories, net	4,765,742	7,316,029
Prepaid expenses and other current assets, net	503,914	872,753
Other receivables-due from related parties	277,786	249,235
Deferred initial public offering (“IPO”) costs	566,417	—
Total current assets	29,100,622	43,497,758

Non-current assets
Property, plant and equipment, net	5,596,699	6,668,612
Intangible assets, net	—	33,008
Operating lease right-of-use assets	522,148	1,242,524
Finance lease right-of-use assets	336,257	38,160
Construction in progress	41,200	—
Long-term investment	2,517,538	2,747,493
Deferred tax assets, net	165,969	397,691
Other non-current assets	—	1,146,010
Total non-current assets	9,179,811	12,273,498

TOTAL ASSETS	38,280,433	55,771,256

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	37,184	1,223,405
Accounts payable	11,094,287	14,998,590
Notes payable	475,541	1,903,194
Income tax payable	1,035,152	1,600,300
Accrued expenses and other current liabilities	841,402	2,051,588
Other payables-due to related parties	1,867,459	1,778,175
Operating lease liabilities, current	157,980	423,214
Finance lease liabilities, current	230,460	—
Other long-term debts, current	9,379	—
Total current liabilities	15,748,844	23,978,466

Non-current liabilities
Operating lease liabilities, non-current	290,684	755,395
Other long-term debts, non-current	20,321	—
Deferred tax liabilities	518,156	970,520
Total non-current liabilities	829,161	1,725,915

TOTAL LIABILITIES	16,578,005	25,704,381

Commitments and contingencies (Note 15)

Shareholders’ equity
Ordinary share, $0.000016666667 par value, 3,000,000,000 shares authorized, 60,000,000 and 61,381,249 shares issued and outstanding as of December 31, 2023 and 2024, respectively*	1,000	1,023
Additional paid-in capital	1,792,559	7,060,050
Statutory surplus reserves	2,283,180	2,658,112
Retained earnings	18,644,082	21,951,873
Accumulated other comprehensive loss	(1,016,563)	(1,635,291)
Total ZJK Industrial Co., Ltd. shareholders’ equity	21,704,258	30,035,767
Non-controlling interests	(1,830)	31,108
Total shareholders’ equity	21,702,428	30,066,875

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	38,280,433	55,771,256

* The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 (Note 1), the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively (Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

ZJK Industrial Co., Ltd.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars, except for the number of shares data)

	For the years ended December 31,
	2022	2023	2024
Revenues
Third-party sales	13,618,185	13,961,495	21,250,363
Related-party sales	11,174,044	15,093,811	16,559,102
Total revenues	24,792,229	29,055,306	37,809,465
Cost of revenues
Third-party sales	(8,084,957)	(9,486,512)	(12,281,086)
Related-party sales	(7,694,032)	(8,547,906)	(11,963,141)
Total cost of revenues	(15,778,989)	(18,034,418)	(24,244,227)
Gross profit	9,013,240	11,020,888	13,565,238

Operating expenses
Selling and marketing expenses	(928,339)	(1,750,877)	(4,711,294)
General and administrative expenses	(1,416,186)	(2,531,630)	(6,705,791)
Research and development costs	(487,543)	(455,398)	(548,122)
Gain from disposal of property, plant and equipment	95,250	78	34,878
Total operating expenses	(2,736,818)	(4,737,827)	(11,930,329)

Income from operations	6,276,422	6,283,061	1,634,909

Other income, net
Interest expenses	(124,104)	(109,003)	(15,085)
Interest income	17,521	18,239	113,736
Share of profits from equity method investment	1,956,797	2,335,281	2,622,348
Currency exchange gain	18,314	12,433	97,506
Other income, net	246,947	434,031	474,348
Total other income, net	2,115,475	2,690,981	3,292,853

Income before income tax provision	8,391,897	8,974,042	4,927,762
Income tax provision	(1,113,066)	(1,284,203)	(1,264,933)
Net income	7,278,831	7,689,839	3,662,829
Less: net loss attributable to non-controlling interests	(4,012)	(1,246)	(19,894)
Net income attributable to ZJK Industrial Co., Ltd.’s shareholders	7,282,843	7,691,085	3,682,723

Other comprehensive (loss)/income
Foreign currency translation adjustment attributable to parent company	(758,083)	(460,025)	(618,728)
Foreign currency translation adjustment attributable to non-controlling interests	(190)	19	332
Total comprehensive income	6,520,558	7,229,833	3,044,433
Comprehensive loss attributable to non-controlling interests	(4,202)	(1,227)	(19,562)
Comprehensive income attributable to ZJK Industrial Co., Ltd.’s shareholders	6,524,760	7,231,060	3,063,995

Earnings per share
Basic and Diluted*	0.12	0.13	0.06

Weighted average shares used in calculating earnings per share
Basic and Diluted*	60,000,000	60,000,000	60,336,800

 * The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 (Note 1) and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively (Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

ZJK Industrial Co., Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for the number of shares data)

	Ordinary Shares		Additional paid-in capital	Statutory surplus reserves	Retained earnings	Accumulated other comprehensive	Total ZJK Industrial Co., Ltd. shareholders’	Non- controlling interests	Total shareholders’ equity
	Share*	Amount				income/(loss)	equity
	Numbers	$US	$US	$US	$US	$US	$US	$US	$US
Balance as of December 31, 2021	60,000,000	1,000	1,792,559	360,780	5,592,554	201,545	7,948,438	3,599	7,952,037
Net income/(loss)	—	—	—	—	7,282,843	—	7,282,843	(4,012)	7,278,831
Foreign currency translation adjustment	—	—	—	—	—	(758,083)	(758,083)	(190)	(758,273)
Balance as of December 31, 2022	60,000,000	1,000	1,792,559	360,780	12,875,397	(556,538)	14,473,198	(603)	14,472,595
Net income/(loss)	—	—	—	—	7,691,085	—	7,691,085	(1,246)	7,689,839
Appropriation to statutory reserve	—	—	—	1,922,400	(1,922,400)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(460,025)	(460,025)	19	(460,006)
Balance as of December 31, 2023	60,000,000	1,000	1,792,559	2,283,180	18,644,082	(1,016,563)	21,704,258	(1,830)	21,702,428
Net income/(loss)	—	—	—	—	3,682,723	—	3,682,723	(19,894)	3,662,829
Issuance of ordinary shares upon IPO	1,381,249	23	6,906,222	—	—	—	6,906,245	—	6,906,245
Offering costs	—	—	(1,638,731)	—	—	—	(1,638,731)	—	(1,638,731)
Appropriation to statutory reserve	—	—	—	374,932	(374,932)	—	—	—	—
Capital injection from a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	—	52,500	52,500
Foreign currency translation adjustment	—	—	—	—	—	(618,728)	(618,728)	332	(618,396)
Balance as of December 31, 2024	61,381,249	1,023	7,060,050	2,658,112	21,951,873	(1,635,291)	30,035,767	31,108	30,066,875

 * The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 (Note 1) and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively (Note 16).

 The accompanying notes are an integral part of these consolidated financial statements.

ZJK Industrial Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for the number of shares data)

	For the years ended December 31,
	2022	2023	2024
Cash flows from operating activities:
Net income	7,278,831	7,689,839	3,662,829
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit loss	37	17,071	15,394
Depreciation of property, plant and equipment	387,005	504,370	560,846
Amortization of intangible assets	—	—	10,431
Amortization of operating lease right-of-use assets	236,053	286,220	347,177
Amortization of finance lease right-of-use assets	32,306	281,849	293,169
Interest expense of finance lease liabilities	—	13,794	4,346
Gain from disposal of property, plant and equipment	(95,250)	(78)	(34,878)
Provision for inventories	507,293	373,264	997,587
Share of profits from equity method investment	(1,956,797)	(2,335,281)	(2,622,348)
Provisions for deferred income tax	30,999	213,773	232,801
Changes in operating assets and liabilities:
Accounts receivable	(4,088,315)	(631,085)	(314,305)
Accounts receivable-due from a related party	(307,236)	(2,025,426)	(598,412)
Inventories	(3,648,954)	(427,290)	(3,717,561)
Prepaid expenses and other current assets	(55,527)	(378,164)	(388,242)
Other receivables-due from related parties	269,546	69,344	30,393
Loan receivables	222,163	—	—
Accounts payable	2,370,468	(124,132)	3,877,173
Notes payable	(12,534)	75,567	1,461,872
Income tax payable	750,305	96,368	602,170
Accrued expenses and other current liabilities	(1,126,723)	225,204	1,225,041
Other payables-due to related parties	264,225	548,398	44,578
Operating lease liabilities	(243,265)	(357,231)	(347,522)
Net cash provided by operating activities	814,630	4,116,374	5,342,539

Cash flows from investing activities:
Purchase of property, plant and equipment	(685,079)	(366,740)	(2,472,552)
Purchase of intangible assets	—	—	(43,926)
Payment of short-term investments	—	—	(2,597,076)
Purchase of construction in progress	(489,533)	—	—
Dividends received from long-term equity investment	884,867	1,863,561	2,319,218
Loans to related parties	—	(253,473)	(555,089)
Collection of loans to related parties	—	51,125	545,969
Net cash (used in)/provided by investing activities	(289,745)	1,294,473	(2,803,456)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	1,039,723	183,367	1,390,183
Repayments of short-term bank borrowings	(1,169,318)	(851,388)	(185,450)
Proceeds from long-term debts	49,320	—	—
Repayments of long-term debts	(57,018)	(1,750,598)	(29,314)
Repayments of financing lease liabilities	(60,056)	(377,467)	(231,814)
Proceeds from loans from related parties	—	282,104	—
Repayments of loans from related parties	—	(65,828)	(83,411)
Deferred IPO costs	(160,298)	(369,443)	(1,072,314)
Proceeds from IPO	—	—	6,906,245
Capital injection from a non-controlling shareholder of a subsidiary	—	—	52,500
Net cash (used in)/provided by financing activities	(357,647)	(2,949,253)	6,746,625

Effect of exchange rate changes	(114,868)	(76,136)	(135,026)

Net change in cash, cash equivalents and restricted cash	52,370	2,385,458	9,150,682

Cash, cash equivalents and restricted cash at the beginning of period	1,463,944	1,516,314	3,901,772
Cash, cash equivalents and restricted cash at the end of period	1,516,314	3,901,772	13,052,454

Supplemental disclosure of cash flow information:
Income tax paid	924,915	986,257	607,120
Interest expenses paid	96,775	71,606	8,164

Supplemental disclosures of non-cash activities:
Obtaining finance lease right-of-use assets in exchange for finance lease liabilities	201,219	457,731	—
Obtaining operating right-of-use assets in exchange for operating lease liabilities	—	455,499	1,100,660
Offset additional paid in capital with deferred IPO costs	—	—	566,417
Acquiring property, plant and equipment transferred from construction in progress	3,371,592	50,132	66,965
Acquiring property, plant and equipment in exchange for accounts payable	498,577	427,015	392,199
Obtaining long-term equity investment by property, plant and equipment investment	366,495	—	—

The accompanying notes are an integral part of these consolidated financial statements.

ZJK INDUSTRIAL CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars, except for the number of shares data, unless otherwise stated).

1. ORGANIZATION

ZJK Industrial Co., Ltd. (“Zhongjinke”) and its consolidated subsidiaries (collectively referred to as the “Company”) are in the business of manufacturing and sale of hardware products. The Company mainly sells its hardware products to customers in People’s Republic of China (“PRC”) and aspires to sell to customers globally including the US market.

Zhongjinke is a holding company incorporated in the Cayman Islands on May 11, 2022, under the Cayman Islands Act as an exempted company with limited liability. Zhongjinke has no substantive operations other than conducting its business through its PRC operating entities, mainly Shenzhen Zhongjinke Hardware Products Co., Ltd (“Zhongjinke Shenzhen”), and Zhongke Precision Components (Guangdong) Co., Ltd. (“Zhongke Components”).

Business Reorganization

In anticipation of an IPO of its equity securities, Zhongjinke undertook a series of reorganization which was completed on March 28, 2023. The reorganization involved the incorporation of Zhongjinke, ZJK Enterprises Group (BVI) Company Limited (“Zhongjinke BVI”), ZJK Industrial Group HongKong Limited (“Zhongjinke HK”) in May 2022, and execution of Share Exchange Agreement among Zhongke Chuangwei (Shenzhen) International Holdings Limited (“Zhongjinke WFOE”). On May 27, 2022, Zhongjinke BVI established Zhongjinke HK which was incorporated in Hong Kong with a registered capital of HKD1 and wholly owned by Zhongjinke BVI. On January 6, 2023, Zhongjinke HK acquired Galaxy Exploration Investment Holding Limited (“Galaxy Investment”) by the consideration of 1,500,000 ordinary shares of ZJK Industrial Co., Ltd., through which, Galaxy Investment is wholly owned by Zhongjinke HK and Zhongjinke BVI.

Zhongjinke Shenzhen and Galaxy Investment signed a “Share Exchange Agreement” in March 2023 whereby Zhongjinke WFOE took control of Zhongjinke Shenzhen and its subsidiaries by exchanging 99.225% of the outstanding shares of Zhongjinke Shenzhen with ordinary shares of Zhongjinke WFOE, remaining 0.775% of the outstanding shares of Zhongjinke Shenzhen are held by Galaxy Investment.

Due to the fact that Zhongjinke and its subsidiaries were effectively controlled by the same group of shareholders immediately before and after the reorganization completed in March 2023, as described above, the reorganization was accounted for as a recapitalization. As a result, the Company’s consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented.

As of the issuance date of this financial report, the details of subsidiaries are as follows. All subsidiaries are owned by Zhongjinke through equity investment. We do not have a variable interest entity structure.

Entity name	Registered Location	Percentage of direct ownership	Date of incorporation	Principal activities
Zhongjinke BVI	BVI	100% owned by the Zhongjinke	May 24, 2022	Investment holdings
Zhongjinke HK	Hong Kong	100% owned by Zhongjinke BVI	May 27, 2022	Investment holdings
Zhongjinke WFOE	Shenzhen	100% owned by Zhongjinke HK	December 19, 2022	Investment holdings
Galaxy Investment	BVI	100% owned by Zhongjinke HK	March 16, 2022	Investment holdings
Zhongjinke Shenzhen	Shenzhen	99.225% owned by Zhongjinke WFOE and 0.775% owned by Galaxy Investment	July 18, 2011	Manufacturing and selling hardware products
Zhongke Components	Qingyuan	100% owned by Zhongjinke Shenzhen	April 16, 2021	Manufacturing and selling hardware products
Nanjing Zhongjinke Hardware Products Co., Ltd (“Zhongjinke Nanjing”)	Nanjing	51% by Zhongjinke Shenzhen	May 3, 2016	Selling hardware products
ZIK Precision HK Limited (“ZJK Precision HK”)	Hong Kong	100% owned by Zhongjinke Shenzhen	July 27, 2023	Manufacturing and selling hardware products
ZJK Vietnam Precision Components Company Limited (“ZJK Precision Vietnam”)	Vietnam	93% owned by ZJK Precision HK	April 26, 2024	Manufacturing and selling hardware products

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management based on their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Company’s consolidated financial statements include, but not limited to revenue recognition, provision for credit losses, inventory write-off and reserve, the useful lives and impairment of long-lived assets and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates.

(d)	Foreign currency translations and transactions

The Company’s reporting currency is the United States dollar (“US$”). The functional currency of Zhongjinke, Zhongjinke BVI, Zhongjinke HK, and ZJK Precision HK is US$, the functional currency of its PRC subsidiaries is the Renminbi (“RMB”) and the functional currency of ZJK Precision Vietnam is the Vietnamese Dong (“VND”).

The Company’s financial statements are reported using US$. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity.

Translation of amounts from RMB and VND into US$ has been made at the following exchange rates:

December 31, 2024
	Year-end spot rate	Average rate
US$ against RMB	US$1=RMB7.2993	US$1=RMB7.1933
US$ against VND	US$1=VND25480.0000	US$1=VND25068.6667

December 31, 2023
	Year-end spot rate	Average rate
US$ against RMB	US$1=RMB7.0999	US$1=RMB7.0896

December 31, 2022
	Year-end spot rate	Average rate
US$ against RMB	US$1=RMB6.8972	US$1=RMB6.7518

(e)	Concentration of credit risk

Financial instruments that potentially expose the Company to the concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, and other receivables. As of December 31, 2023 and 2024, the Company places its cash and cash equivalents and restricted cash with major financial institutions located in the PRC, which management considers to be of high credit quality. Concentration of credit risks with respect to accounts receivable, and other receivables, to manage credit risk, the Company performs ongoing credit evaluations of customers’ and suppliers’ financial condition. There is no significant credit risk for the years ended December 31, 2022, 2023 and 2024.

(f)	Concentration of customers and suppliers

The customers whose revenues individually represented greater than 10% of the total revenues of the Company for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the years ended December 31,
	2022	2023	2024
Percentage of the Company’s total revenue
Customer A	45%	52%	44%
Customer B	39%	24%	12%

Accounts receivable due from those customers were as follows:

	As of December 31,
	2023	2024
Percentage of the Company’s accounts receivables
Customer B	52%	28%
Customer C	15%	18%
Customer D	*	16%
Customer E	*	13%

* represents percentage less than 10%.

The suppliers whose purchase individually represented greater than 10% of the total cost of revenue of the Company for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the years ended December 31,
	2022	2023	2024
Percentage of the Company’s total purchase
Supplier A	20%	20%	16%
Supplier B	*	18%	14%
Supplier C	23%	15%	13%

* represents percentage less than 10%.

Accounts payable due to those suppliers were as follows:

	As of December 31,
	2023	2024
Percentage of the Company’s accounts payables
Supplier A	21%	19%
Supplier B	17%	15%
Supplier C	15%	11%

* represents percentage less than 10%

(g)	Fair value measurement and financial instruments

The Company applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Under this hierarchy, there are three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment.

The carrying amounts of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, net, accounts receivable-due from a related party, other receivables-due from related parties, accounts payable, notes payable, short-term bank borrowings and other liabilities approximate their fair values due to the short-term nature of these instruments.

(h)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank and short term, highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased and are readily convertible to known amount of cash.

(i)	Restricted cash

Restricted cash are security deposits held in banks for issuance of notes payable for the purchase of materials. Restricted cash is classified as current since all restrictions are within twelve months.

(j)	Short-term investments

Short-term investments consist of corporate fixed deposit with maturity of six months and fixed deposits pledged as security deposit for notes payable with term of six months.

(k)	Accounts receivable, net

Accounts receivable, net is recognized and carried at original invoiced amount net of provision of credit losses. On January 1, 2023, the Company adopted FASB ASC Topic 326 –” Financial Instruments - Credit losses” (“ASC Topic 326”) which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. The Company adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 on the Company’s consolidated financial statements was immaterial.

The Company has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Company considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses.

(l)	Inventories, net

Inventories are stated at the lower of cost or realizable value. Cost is principally determined on the weighted average basis.

The Company periodically performs an analysis of inventory to determine obsolete or slow-moving inventory and determine if its cost exceeds the estimated market value. Write-off of potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels.

(m)	Deferred IPO costs

Deferred IPO costs represented the incremental costs incurred for the Company’s IPO. These costs, in an amount of US$1,638,731, were charged to shareholder’s equity against the gross proceeds of the IPO at completion. Deferred IPO costs primarily include specific legal costs and professional consulting costs.

(n)	Property, plant and equipment, net

Property, plant and equipment are stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight-line method based on the estimated useful lives and residual value of the assets as follows:

Schedule of Property, plant and equipment, net
Category	Useful lives	Estimated residual value
Buildings	20 years	5%
Machinery and equipment	10 years	10%
Motor Vehicles	5 years	10%
Furniture and fixtures	5 years	5%
Electronic office equipment	3 years	5%

Major improvements are capitalized and depreciated. Construction in progress represents property, plant and equipment under construction or being installed. Costs include original cost, installation, construction and other direct costs. Interest expenses directly related to construction in progress would be capitalized. Construction in progress is transferred to the appropriate fixed asset account and depreciation commences when the asset has been substantially completed and placed in service.

(o)	Long-term investment

The investments for which the Company has the ability to exercise significant influence are accounted for under the equity method. Under the equity method, the Company initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the combined balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive income after the date of acquisition.

The Company assess whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Company recognizes an impairment loss equal to the difference between the carrying value and fair value in the combined statements of operations and comprehensive income if any.

No impairment of long-term investments was recognized for the years ended December 31, 2022, 2023 and 2024.

(p)	Impairment of long-lived assets

Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with ASC No. 360, “Property, Plant and Equipment” and “Real estate properties for lease”, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology. The undiscounted and discounted cash flow analyses based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate. No impairment of long-lived assets was recognized for the years ended December 31, 2022, 2023 and 2024.

(q)	Notes payable

Notes payable represented the amount of bank acceptance notes the Company’s suppliers received from the Company for its purchases of raw materials. These notes were issued by financial institutions, typically by banks, that entitle the Company’s suppliers to receive the face value of notes from the bank or financial institution at maturity. Notes payable are interest-free and have a term of within one year from the date of issuance. Notes payable are recognized at cost, net transaction costs.

(r)	Leases

Lessee

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Effective from January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842) using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

Financing lease and operating lease as Lessee

The Company classifies a lease as a financing lease at lease commencement when the lease meets any one of the criteria:

a. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c. The lease term is for a major part of the remaining economic life of the underlying asset.

d. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term.

When none of the criteria are met, the Company classifies a lease as an operating lease.

Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise the option. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the incremental borrowing rate for the lease at lease commencement.

The Company estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Company considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

Operating leases are presented as “operating right-of-use assets” and “operating lease liabilities”. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. At lease commencement, right-of-use assets represent the right to use underlying assets for their respective lease terms and are recognized at amounts equal to the lease liabilities adjusted for any lease payments made prior to the lease commencement date, less any lease incentives received and any initial direct costs incurred by the Company.

After lease commencement, operating lease liabilities are measured at the present value of the remaining lease payments using the discount rate determined at lease commencement. Right-of-use assets are measured at the amount of the lease liabilities and further adjusted for prepaid or accrued lease payments, the remaining balance of any lease incentives received, unamortized initial direct costs and impairment of the right-of-use assets, if any. Operating lease expense is recognized as a single cost on a straight-line basis over the lease term.

Financing leases are presented as “finance lease right-of-use assets” and “finance lease liabilities” on the combined balance sheets. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. Financing lease right-of-use assets are amortized on a straight-line basis from the lease commencement date. After initial measurement, the carrying value of financing lease liabilities are increased to reflect interest at a constant rate and reduced to reflect any lease payments made during the period.

Leases that have a term of 12 months or less at the commencement date (“short-term leases”) are not included in right-of-use assets and operating lease liabilities. Lease expense for the short-term leases is recognized on a straight-line basis over the lease term.

Operating leases as Lessor

For operating leases, the Company recognized rental income over the non-cancellable lease term on a straight-line basis and is included in revenue in the statement of profit and loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis on the rental income. The Company did not have any sales-type or direct financing leases for the years ended December 31, 2022, 2023 and 2024.

The Company reviews the impairment of its right-of-use assets and finance lease right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. For operating leases, the Company has elected to include the carrying amount of operating lease liabilities in any tested asset Company and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Lessor

In April 2022, the Company entered into two agreements with a third-party as a lessor to lease certain floors of one of the Company’s buildings located in Qingyuan to the lessee. The Company accounted for these leases in accordance with ASC 842 and assessed them to be operating leases. The lease income is recognized over the leased terms on a straight-line basis and included in other income. The building is included in property, plant and equipment as it is owned by the Company and the Company is actively using other portions of the property.

(s)	Value-added taxes and surcharges

The Company is subject to VAT and related surcharges on revenues generated from providing services. Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected tax payable. The Company reports revenue net of PRC’s VAT for all the periods presented in the Consolidated Statements of Income and Comprehensive Income. The Company was subject to the PRC’s VAT rate of 13% for selling products and 9% for rental income for the years ended December 31, 2022, 2023 and 2024.

(t)	Related parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related party also include principal owners of the Company, its managements, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions.

(u)	Revenue recognition

Product sales

Effective with the adoption of Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and the associated ASUs (collectively, “Topic 606”) on January 1, 2020, the Company recognizes revenue when its customer obtains control of promised goods in an amount that reflects the consideration which the Company expects to receive in exchange for those goods. To determine revenue recognition for the arrangements that the Company determines are within the scope of Topic 606, the Company performs the following five steps:

(1) identify the contract(s) with a customer,

(2) identify the performance obligations in the contract,

(3) determine the transaction price,

(4) allocate the transaction price to the performance obligations in the contract and

(5) recognize revenue when (or as) the entity satisfies a performance obligation.

Product revenue recognition

The Company’s revenue from contracts with customers is derived from product revenue principally from the sales of metal stamping and mechanical original equipment manufacturer (“OEM”) and electric OEM products directly to other consumer electronics product manufacturers. The Company sells goods to the customer under sales contracts or by purchase orders. The Company has determined there to be one performance obligation for each of the sales contracts. The performance obligations are considered to be fulfilled and revenue is recognized at a point in time when the customer obtains control of the goods. The Company has three major goods delivery channels, including:

(1)	Delivering goods to customers’ predetermined location, the Company has satisfied the contracts’ performance obligations when the goods have been delivered and relevant shipping documents have been collected by the Company;

(2)	Picking up goods by customers in the Company’s warehouse, the Company has satisfied the contracts’ performance obligations when the goods have been picked up and the acceptance document has been signed by the customers; and

(3)	Picking up goods by customers in the Vendor Managed Inventory (“VMI”) warehouse, the Company satisfied the contracts’ performance obligations when the goods have been picked up and the Company confirmed the amounts used by customers with clean reply received.

For products picked up by customers in the VMI warehouse, the Company is primarily responsible for the contract as it has the supplier discretion when executing orders and it is the only party that has a contractual relationship with customers. The Company establishes and obtains substantially all of the benefits from transactions, i.e. considerations paid by customers. Therefore, the Company concludes that it obtains control the of the products pursuant to ASC 606-10-55-37A(a). The Company considers itself to be the principal in the transactions on the basis that it is primary responsible to fulfill the promise and has the price discretion, pursuant to ASC 606-10-55-39.

The transaction price is generally in the form of a fixed price which is agreed with the customer at contract inception. Revenue is recorded net of sales return, surcharges and value-added tax of gross sales. The contract price is fully allocated to the single performance obligation.

The Company’s payment terms are all within 180 days and its sales arrangements do not have any material financing components.

A contract asset is recorded when the Company has transferred products or services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance in the contract. The Company did not recognize any contract asset as of December 31, 2023 and 2024. The timing between the recognition of revenue and receipt of payment is not significant. A contract liability exists when the Company has received consideration but has not transferred the related goods or services to the customer. The Company did not recognize any contract liabilities as of December 31, 2023 and 2024.

Return Rights & Warranty

Regardless of delivery channels, the Company generally provides warranty period of one year and customers are required to perform product quality check upon acceptance of delivery. The warranty covers only production defects, and offers to replace the defective products with new products during warranty period. Customers do not have the option to purchase the warranty separately, nor the warrant provides a service in addition to assurance. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. As of December 31, 2023 and 2024, the Company did not accrue any liability related to the warranty for any product quality issues on the consolidated balance sheets.

Principal vs agent accounting

The Company records all product revenue on a gross basis as the Company acts as the principal. To determine whether the Company is an agent or principal in the sales of products, the Company considers the following indicators: the Company is primarily responsible for fulfilling the promise to provide the specified goods or services, is subject to inventory risks before the specified goods have been transferred to a customer or after transfer of control to the customers, and has discretion in establishing the price of the specified goods.

(v)	Cost of sales

Cost of sales mainly consists of raw materials, direct and indirect labor and related benefits, and manufacturing overhead that is directly attributable to the production process.

(w)	Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) sales commission paid to generate sales and expand the market, (ii) freight for selling activities, (iii) business entertainment expenses, and (iv) salaries and benefits for sales and marketing personnel.

Sales commissions are expensed when incurred and are included in selling and marketing expenses. Sales commission expenses were US$676,259, US$1,346,416 and US$3,552,721 for the years ended December 31, 2022, 2023 and 2024, respectively.

Freight costs are not considered a separate performance obligation within revenue recognition, while freight costs are expensed when incurred and are included in selling and marketing expenses. Freight costs were US$91,788, US$181,417 and US$728,927 for the years ended December 31, 2022, 2023 and 2024, respectively.

(x)	General and administrative expenses

General and administrative expenses primarily consist of (i) professional service fees, (ii) salaries and benefits for administrative personnel, (iii) depreciation expenses, and (iv) scrapping of obsolete products.

(y)	Research and development costs

Research and development expenses primarily include (i) salaries and benefits for research and development personnel, (ii) depreciation expenses, and (iii) material consumption.

(z)	Government grants

Government grants are recognized when received and all the conditions for their receipt have been met.

Government grants are compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable.

(aa)	Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. For the years ended December 31, 2022, 2023 and 2024, there were no dilution impact.

(ab)	Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments and is presented net of tax.

The Company presents the components of net income, the components of other comprehensive income and total comprehensive income in two separate but consecutive statements.

(ac)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are determined based on the temporary difference between the financial reporting and tax bases of assets and liabilities, and net operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Company records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits and penalties, if any, within income tax expenses.

There was no uncertain tax positions for the years ended December 31, 2022, 2023 and 2024.

(ad)	Segment reporting

FASB 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information of the Company’s business segments, geographical areas, segments and major customers. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The chief operating decision maker (“CODM”) is the Company’s president and Chief Executive Officer (“CEO”), relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one reportable segment.

(ae)	Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating and financing lease commitments and legal proceedings. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(af)	Non-controlling interest

Non-controlling interests represent the interest of non-controlling shareholders in the subsidiaries based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. Non-controlling interests have been reported as a component of equity in the consolidated balance sheets and consolidated statements of changes of equity and comprehensive income for all periods presented.

(ag)	Reclassifications

Certain prior year amounts have been reclassified to conform to the current presentation. These reclassifications had no impact on net earnings and financial position.

(ah)	Recent accounting pronouncements

In July 2023, the FASB issued ASU 2023-03, Presentation of Financial Statements (Topic 205), Income Statement-Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation-Stock Compensation (Topic 718), which amends or supersedes various SEC paragraphs within the Codification to conform to past SEC announcements and guidance issued by the SEC. The ASU does not provide any new guidance so there is no transition or effective date associated with it. This ASU did not have a significant impact on the Company’s financial statements.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to compare entities subject more easily to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company is currently evaluating the impact the adoption of ASU 2023-06 will have on its consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU No. 2023-07 (“ASU 2023-07”), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. Furthermore, all disclosures about a reportable segment’s profit or loss, which are currently required annually, will be mandated for interim periods. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 on a retrospective basis. The Company adopted ASU 2023-07 effective January 1, 2024, which resulted in additional segment reporting related disclosures. Refer to Note 20. Segment Reporting.

In December 2023, the FASB issued ASU 2023-09, Income taxes (Topic 740), Improvements to Income Tax Disclosures, which provides guidance on the requirements such as the requirement that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively. Retrospective application is permitted. The Company is currently evaluating the impact the adoption of ASU 2023-09 will have on its consolidated financial statements and related disclosures.

The Company does not believe other recently issued ASUs by the FASB but not yet effective accounting statements, if adopted, would have a material effect on the Company’s consolidated balance sheets, statements of comprehensive income and statements of cash flows.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of following balance:

	As of December 31,
	2023	2024
	$US	$US
Accounts receivables	10,282,080	10,301,288
Less: provision for credit loss	13,273	18,431
Total accounts receivable, net	10,268,807	10,282,857

As of December 31, 2023 and 2024, there was no accounts receivable pledged.

Details of the movements of provision for credit losses are as follows:

	As of December 31,
	2023	2024
	$US	$US
Balance at the beginning of the year	3,197	13,273
Provision for the year	10,183	15,394
Credit loss reversal	—	(9,792)
Foreign currency translation adjustment	(107)	(444)
Balance at the end of the year	13,273	18,431

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of December 31,
	2023	2024
	$US	$US
Deductible value-added tax	229,448	573,740
Advance to suppliers	118,173	57,822
Prepaid expenses	26,030	104,758
Deposits	111,726	92,549
Advance to staff	25,415	43,884
Total prepaid expenses and other current assets, gross	510,792	872,753
Less: provision for credit loss	(6,878)	—
Total prepaid expenses and other current assets, net	503,914	872,753

5. OTHER NON-CURRENT ASSETS

Other non-current assets consist of prepayments for property and equipment with a balance of US$1,146,010 as of December 31, 2024. In November 2024, the Company entered into a manufacturing equipment purchase agreement in a total amount of US$2,000,000 with a third party and prepaid an amount of US$1,000,020, and the equipment will be delivered in June 2025.

6. LONG-TERM INVESTMENT

Long-term investment consists of the equity investment in PSM-ZJK by the Company accounted for using the equity method. The following table sets forth the changes in the Company’s long-term investment:

Investments accounted for using the equity method
$US
Balance as of December 31, 2022	2,106,646
Income from equity method investments	2,335,281
Dividends distribution	(1,863,561)
Foreign currency translation	(60,828)
Balance as of December 31, 2023	2,517,538
Income from equity method investments	2,622,348
Dividends distribution	(2,319,218)
Foreign currency translation	(73,175)
Balance as of December 31, 2024	2,747,493

PSM-ZJK is principally engaged in trading a broad portfolio of hardware, which was originally established by BULTEN Fasteners (Wuxi) Co., Ltd. (“BULTEN Wuxi”) and Zhongjinke Shenzhen, on September 20, 2019 as a joint venture (“JV”), for the purpose of strategic cooperation between BULTEN Wuxi and Zhongjinke Shenzhen to expand business scope.

PSM-ZJK’s originally registered capital are RMB1,000,000 (equivalent to US$144,986) and up to RMB5,050,000 (equivalent to US$764,225) as of December 31, 2021, 51% of which was subscribed by BULTEN Wuxi and 49% of which was subscribed by Zhongjinke Shenzhen, separately.

On November 6, 2023, Mr. Song resigned from the board of PSM-ZJK. On December 24, 2023, a new director, Ms. Chen joined the board of PSM-ZJK. Together with the existing directors, Mr. Ding and Mr. TAN EL PAN EDDY, there were three directors on the board, of which, two are nominated by BULTEN Wuxi, one is nominated by Zhongjinke Shenzhen.

On April 28, 2022, PSM-ZJK received machinery equipment with total original investment cost of RMB2,474,500 (equivalent to US$366,495) from Zhongjinke Shenzhen for the 49% equity shares, and the cost of the acquired assets was measured based on the fair value of the consideration transferred which has been evaluated by the third-party appraisal team.

In view of above, the Company accounted for the investment under the equity method as Zhongjinke Shenzhen is able to exercise significant influence through its board representation.

During the years ended December 31, 2022, 2023 and 2024, the Company recorded no impairment on its investment.

For the year ended December 31, 2024, PSM-ZJK was a significant 50 percent or less owned person pursuant to Rule 4-08(g) of Regulation S-X. The condensed balance sheets as of December 31, 2023 and 2024, and condensed statements of income and comprehensive income for the years ended December 31, 2022, 2023 and 2024 of PSM-ZJK are as following:

Condensed balance sheets

	As of December 31,
	2023	2024
	$US	$US
Current assets	16,828,835	18,044,139
Non-current assets	249,736	432,689
TOTAL ASSETS	17,078,571	18,476,828

Current liabilities	11,062,054	11,898,131
Non-current liabilities	—	94,497
TOTAL LIABILITIES	11,062,054	11,992,628

Shareholders’ equity	6,016,517	6,484,200
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,078,571	18,476,828

Condensed statements of income and comprehensive income

	For the years ended December 31,
	2022	2023	2024
	$US	$US	$US
Revenues	18,857,867	23,274,566	27,436,334
Gross profit	6,244,102	7,096,898	7,511,372
Income from operations	5,857,827	6,277,084	7,106,210
Net income	4,420,948	4,766,325	5,374,454

7. INVENTORIES, NET

Inventory balance consists of the following:

	As of December 31,
	2023	2024
	$US	$US
Finished goods	3,131,752	5,356,439
Work in progress	2,059,828	2,906,771
Raw materials	186,467	314,479
Less: Inventory provision	(612,305)	(1,261,660)
Total	4,765,742	7,316,029

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of the following:

	As of December 31,
	2023	2024
	$US	$US
Machinery and equipment	4,484,186	5,836,107
Buildings (1)	3,206,287	3,211,985
Furniture and fixtures	108,391	95,106
Motor vehicles	54,053	53,593
Electronic office equipment	43,576	107,221
Gross amount	7,896,493	9,304,012
Less: accumulated depreciation	(2,299,794)	(2,635,400)
Total property and Equipment, net	5,596,699	6,668,612

(1)

In April 2022, Zhongke Components entered into two agreements with a third-party as a lessor to lease fourth floor for one year, and the third and fifth floors for two years in Zhongke Components’s building located in Qingyuan to the lessee. The lease agreement for renting the fourth floor to a third-party by Zhongke Components has been renewed in March 2023 for one year and in February 2024 for six months, respectively.

In August 2024, Zhongke Components entered into an agreement with another third-party as a lessor to lease the fourth floor for two years and a half. The lease agreement will expire in February 2027.

(2)	For the years ended December 31, 2022, 2023 and 2024, RMB22,764,315 (equivalent to US$3,300,515), RMB355,929 (equivalent to US$50,132) and RMB481,696 (equivalent to US$66,965) of construction in progress was transferred to property, plant and equipment, respectively.

(3)	For the years ended December 31, 2022, 2023 and 2024, the Company recorded no impairment on its property, plant and equipment. And no property, plant and equipment were pledged as of December 31, 2023 and 2024.

(4)	Depreciation expense was US$387,005, US$504,370 and US$560,846 for the years ended December 31, 2022, 2023 and 2024, respectively.

9. SHORT-TERM BANK BORROWINGS

	As of December 31,
	2023	2024
	$US	$US
Short-term borrowings
China Merchants Bank Shenzhen Branch (1)	37,184	1,223,405
Total	37,184	1,223,405

(1)

On June 30, 2023, Zhongjinke Shenzhen obtained a short-term borrowing from China Merchants Bank Shenzhen Branch amounting to RMB300,000 (equivalent to US$42,316) with an annual interest of 3.85% and the balance has been fully repaid on July 1, 2024.

On June 26, 2024, Zhongjinke Shenzhen obtained a short-term borrowing from China Merchants Bank Shenzhen Branch amounting to RMB500,000 (equivalent to US$69,510) with an annual interest of 3.10% and the balance has been fully repaid on December 26, 2024.

On October 18, 2024, Zhongjinke Shenzhen obtained a short-term borrowing from China Merchants Bank Shenzhen Branch amounting to RMB5,000,000 (equivalent to US$695,091) with an annual interest of 3.00% and the balance has been fully repaid on January 20, 2025.

On November 29, 2024, Zhongjinke Shenzhen obtained a short-term borrowing from China Merchants Bank Shenzhen Branch amounting to RMB4,500,000 (equivalent to US$625,582) with an annual interest of 2.90% and the balance has been fully repaid on February 5, 2025.

These borrowings obtained in 2024 were all guaranteed by related parties, Ning Ding and Baozhen Zhu.

For the years ended December 31, 2022, 2023 and 2024, the Company’s short-term bank borrowings bear a weighted average interest rate of 4.33%, 3.99% and 3.62% per annum, respectively. All short-term bank borrowings mature at various times within one year and contain no renewal terms.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

 Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2023	2024
	$US	$US
Accrued marketing expansion expenses (1)	27,363	1,026,243
Accrued payroll and social insurance	479,431	795,689
Taxes payable	17,104	23,652
Other accrued expenses (2)	317,504	206,004
Total accrued expenses and other current liabilities	841,402	2,051,588

(1)	Accrued marketing expansion expenses as of December 31, 2023 and 2024 primarily related to expenses incurred for expanding into markets including North America, Singapore, and Taiwan, China.

(2)	Other accrued expenses as of December 31, 2023 and 2024 mainly included payable rental fees and expenses paid by employees on behalf of the company, such as travel expenses, payable miscellaneous expenses such as utilities and office expenses for daily operations.

11. INCOME TAXES

The Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders. No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

Hong Kong S.A.R.

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company’s Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A.R. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong had no assessable profits for the years ended December 31, 2022, 2023 and 2024.

Vietnam

The statutory corporate income tax rate applied for subsidiaries in Vietnam is 20% of taxable income.

The PRC

The Company’s PRC subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified. In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which became effective on January 1, 2008. The New EIT Law applies a unified 25% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises, unless a preferential EIT rate is otherwise stipulated. On April 14, 2008, relevant governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for meeting the High and New Technology Enterprise (“HNTE”) status under the New EIT Law which would entitle qualified and approved entities to a favorable EIT tax rate of 15%. In April 2009 and June 2017, the State Administration for Taxation (“SAT”) issued Circular Guoshuihan [2009] No. 203 (“Circular 203”) and SAT Announcement [2017] No. 24 (“Announcement 24”) stipulating that entities which qualified for the HNTE status should apply with in-charge tax authorities to enjoy the reduced EIT rate of 15% provided under the New EIT Law starting from the year when the new HNTE certificate becomes effective. The HNTE certificate is effective for a period of three years and can be renewed for another three years. Subsequently, an entity needs to re-apply for the HNTE status in order to be able to enjoy the preferential tax rate of 15%.

Zhongjinke Shenzhen has obtained the HNTE certificate, the latest HNTE certificate obtained on December 26, 2024 and is valid for three years. Thus, the Company is entitled to a preferential tax rate of 15% until December 2027.

If any entities fail to maintain the HNTE qualification under the New EIT Law, they will no longer qualify for the preferential tax rate of 15%, which could have a material and adverse effect on the Company’s results of operations and financial position provided that they do not qualify for any other preferential tax treatment. Historically, the abovementioned PRC subsidiaries have successfully obtained or renewed the HNTE certificates when the previous certificates had expired.

According to the Announcement on Further Implementing the Income Tax Preferential Policies for Small and Micro Enterprises (Caishui [2023] No. 06) issued by the Ministry of Finance and the State Taxation Administration on March 14, 2022, for small and low-profit enterprises with an annual taxable income exceeding RMB1,000,000 (equivalent to US$141,052) but not exceeding RMB3,000,000 (equivalent to US$417,055), a reduction of 25% will be included in the taxable income and the enterprise income tax will be paid at a 20% tax rate. The execution period of this announcement is from January 1, 2023 to December 31, 2024. On August 2, 2023, the Ministry of Finance and the State Taxation Administration announced Caishui [2023] No. 12 and extend the execution period of Caishui [2023] No. 06 from December 31, 2024 to December 31, 2027. Zhongjinke Nanjing is a small and low-profit enterprise with a taxable income of less than RMB1,000,000 for the years ended December 31, 2022, 2023 and 2024, and enjoy a preferential income tax rate of 2.5%, 5% and 5%, respectively.

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for the PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the CIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside the PRC should be considered a resident enterprise for PRC tax purposes.

Withholding tax on undistributed dividends

The CIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise (“FIE”) to its immediate holding company outside of Mainland China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within Mainland China or if the received dividends have no connection with the establishment or place of such immediate holding company within Mainland China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with the PRC. According to the arrangement between Mainland China and Hong Kong S.A.R. on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in Mainland China to its immediate holding company in Hong Kong S.A.R. will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Company did not record any dividend withholding tax.

The provision for income taxes consists of the following:

	For the years ended December 31,
	2022	2023	2024
	$US	$US	$US
Provisions for current income tax	1,096,377	1,070,430	1,032,132
Provisions for deferred income tax	52,994	213,773	232,801
Total	1,113,066	1,284,203	1,264,933

The effective income tax rate was 13.26%, 14.31% and 25.67% for the years ended December 31, 2022, 2023 and 2024, respectively. Reconciliation of the differences between the income tax provision computed based on the PRC statutory income tax rate and the Company’s income tax expense for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
	$US	$US	$US
Income before income tax provision	8,391,897	8,974,042	4,927,762
Tax at the PRC EIT tax rates	2,097,974	2,243,511	1,231,941
HNTE tax incentive	(850,834)	(925,270)	(298,562)
Tax effect of non-deductible expenses	(56,045)	(59,636)	460,045
Tax effect of R&D expenses deduction	(73,132)	(68,310)	(82,218)
Others	(22,470)	—	—
Change in valuation allowance	17,573	93,908	(46,273)
Income tax expense	1,113,066	1,284,203	1,264,933

As of December 31, 2023 and 2024, the significant components of the deferred tax assets and deferred tax liability are summarized below:

	As of December 31,
	2023	2024
	$US	$US
Deferred tax assets:
Tax loss carry-forwards	52,804	69,622
Provision for credit loss	1,991	2,765
Inventory provision	91,846	166,289
Lease liabilities	130,192	222,361
Valuation allowance	(110,864)	(63,346)
Total deferred tax assets	165,969	397,691
Deferred tax liabilities:
Investment Income	(349,784)	(727,868)
Operating right-of-use assets	(84,308)	(233,111)
Finance lease right-of-use assets	(84,064)	(9,541)
Total deferred tax liabilities	(518,156)	(970,520)

Changes in valuation allowance are as follows:

	As of December 31,
	2023	2024
	$US	$US
Balance at beginning of the year	17,270	110,864
Addition/(Reduction)	93,908	(46,273)
Foreign currency translation adjustment	(314)	(1,245)
Balance at end of the year	110,864	63,346

The Company operates through the PRC Entities and the valuation allowance is considered on each individual basis.

The Company’s assessment is that it is not more likely than not that these deferred tax assets will be realized.

The net operating loss attributable to PRC Entities can only be carried forward for a maximum period of five years. Tax losses of non-PRC Entities can be carried forward indefinitely.

Under the PRC Income Tax Law and the implementation rules, profits of the PRC Entities earned on or after January 1, 2008 and distributed by the PRC Entities to the Company are subject to a withholding tax at a rate of 10%, unless the Company will be deemed as a resident enterprise for tax purposes. Since the Company intends to reinvest the earnings of the PRC Entities in operations in the PRC, the PRC Entities do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC Entities has been recognized as of December 31, 2024.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company did not accrue any liability, interest or penalties related to underpayment of taxes in the consolidated statements of income for the years ended December 31, 2022, 2023 and 2024, respectively. And there were no completed or ongoing examinations by tax authorities as of December 31, 2024.

In accordance with Guo Shui Fa [2009] No.2, the PRC tax authorities have the right to deem the Company for a tax amount based on the transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) or a basis that they considered reasonable.

c) Uncertain tax positions

The Company evaluate each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

12. STAFF RETIREMENT PLANS

The Company’s full-time employees in China participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The China labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. No forfeited contributions may be used by the employer to reduce the existing level of contributions.

The cost of the Company’s contribution to the staff retirement plans in China amounted to RMB1,225,323 (equivalent to US$181,481), RMB1,878,534 (equivalent to US$264,970) and RMB3,755,255 (equivalent to US$522,049) for the years ended December 31, 2022, 2023 and 2024, respectively.

13. LEASES AS LESSEE

The Company has operating leases mainly for certain plants and financing leases for certain machinery and equipment as a lessee. There are nine operating lease agreements, and two finance lease agreements existed for the year ended December 31, 2024.

The depreciable life of assets and leasehold improvements is limited by the expected lease term unless there is a transfer of title or purchase option that is reasonably certain of being exercised.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2023	2024
	$US	$US
Operating lease right-of-use assets	522,148	1,242,524

Operating lease liabilities – current	157,980	423,214
Operating lease liabilities – non-current	290,684	755,395
Total operating lease liabilities	448,664	1,178,609

	For the years ended December 31,
	2022	2023	2024
Weighted discount rate for the operating lease	5.00%	5.00%	3.72%
Weighted average remaining lease term	17 months	45 months	36 months

Supplemental balance sheet information related to financing lease was as follows:

	As of December 31,
	2023	2024
	$US	$US
Finance lease right-of-use assets	336,257	38,160
Finance lease payment liabilities-current	230,460	—
Total finance lease liabilities	230,460	—

	For the years ended December 31,
	2022	2023	2024
Weighted discount rate for the financing lease	4.20%	3.91%	3.84%
Weighted average remaining lease term	19 months	13 months	2 months

 For the years ended December 31, 2022, 2023 and 2024, the lease expense was as follows:

	For the years ended December 31,
	2022	2023	2024
	$US	$US	$US
Operating leases expense (excluded interest)	268,195	286,220	347,177
Short-term lease expense	26,466	17,564	29,575
Finance lease cost (excluded interest)	32,306	281,849	293,169
Interest	27,480	38,583	37,275
Total	354,447	624,216	707,196

Because most of the leases do not provide an implicit rate of return, the Company used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

The following is a schedule of future minimum payments under the Company’s operating leases as of December 31, 2024:

For the years ended December 31,	Amount
$US
2025	460,719
2026	445,592
2027	254,430
2028	60,356
2029	15,724
2030 and thereafter	13,104
Total lease payments	1,249,925
Less: imputed interest	(71,316)
Total operating lease liabilities, net of interest	1,178,609

14. OTHER INCOME, NET

Other income, net consists of the following:

	For the years ended December 31,
	2022	2023	2024
	$US	$US	$US
Government grants (1)	(110,608)	(165,665)	(289,629)
Rental income (lessor lease)	(109,533)	(207,857)	(186,223)
Income from disposal of scrap materials	(20,621)	(51,289)	(10,698)
Other (income)/expenses	(6,185)	(9,220)	12,202
Total	(246,947)	(434,031)	(474,348)

(1)	Government grants mainly represent the subsidies for researching and development activity and improvement of production technology.

15. COMMITMENTS AND CONTINGENCIES

The Company follows subtopic 450-20 of the FASB Accounting Standards Codification to report accounting for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment.

Capital commitment

In November 2024, the Company entered into an equipment purchase agreement in a total amount of US$2,000,000 with a third party and the equipment will be delivered in June, 2025. The remaining amount of US$ 999,980 will be paid upon inspection and acceptance of the equipment.

Except for leases which were disclosed in note 13 and the capital commitment above, there are not any other known commitments or contingencies as of December 31, 2023 and 2024.

16. ORDINARY SHARES

As of March 28, 2023, the date of the completion of reorganization, the Company was authorized to issue 500,000,000 Ordinary Shares with a par value of $0.0001 each, and there was 10,000,000 Ordinary Shares issued and outstanding.

On June 19, 2023, the Company subdivided the authorized and issued share capital of the Company on a 1:2 basis such that the authorized share capital of the Company was amended from US$50,000 divided into 500,000,000 Ordinary Shares of a par value of US$0.0001 each, to US$50,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.00005 each.

On June 6, 2024, the Company subdivided the authorized and issued share capital of the Company on a 1:3 basis such that the authorized share capital of the Company was amended from US$50,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.00005 each, to US$50,000 divided into 3,000,000,000 Ordinary Shares of a par value of US$0.000016666667 each.

On October 1, 2024, the Company consummated the sale of 1,250,000 ordinary shares at a price of $5.00 per share. The gross proceeds to the Company from the IPO, before deducting commissions, expense allowance, and expenses, were $6,250,000.

On October 30, 2024, the Company closed on the partial exercise of the over-allotment option by Cathay Securities, Inc. in connection with the IPO, to purchase an additional 131,249 ordinary shares at the price of $5.00 per share. As a result, the Company has raised gross proceeds of $656,245, in addition to the IPO gross proceeds of $6,250,000, or combined gross proceeds in the IPO of $6,906,245, before underwriting discounts and commissions and offering expenses.

As a result, there are currently 61,381,249 Ordinary Shares of par value US$0.000016666667 issued and outstanding. The shares and per share information are presented on a retroactive basis for the periods presented according to ASC 260-10-55, to reflect the reorganization completed on March 28, 2023 and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively.

17. STATUTORY SURPLUS RESERVES AND RESTRICTED NET ASSETS

i) Statutory Surplus Reserves

Pursuant to laws applicable to entities incorporated in the PRC, the Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. And as of December 31, 2023 and 2024, the Company did not have discretionary surplus reserve. As of December 31, 2023 and 2024, statutory reserve provided were US$2,283,180 and US$2,658,112, respectively.

ii) Restricted Net Assets

As a result of PRC laws and regulations and the requirement that distributions by PRC Entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC Entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Company not available for distribution was RMB28,615,450 (equivalent to US$4,076,739) and RMB25,300,985 (equivalent to US$3,601,680) as of December 31, 2023 and 2024, respectively.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation.

iii) Dividends

Dividends declared by the Company are based on the distributable profits as reported in its statutory financial statements reported in accordance with PRC GAAP, which may differ from the results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP. The Company’s ability to pay dividends is primarily from cash received from its operating activities in the PRC. For the years ended December 31, 2022, 2023 and 2024, no dividends were declared or paid by the Company.

18. RELATED PARTY TRANSACTIONS

Related parties:

Name of related parties	Relationship with the Company
PSM-ZJK	An equity investee of the Zhongjinke Shenzhen
ZhongJinKe Fastener CO.,Ltd	Controlled by Jieke Zhu
Shenzhen Qianhaishi Micro Science Co., Ltd	Controlled by Kai Huang
Ning Ding	Chief Executive Officer and a Director of the Company
Kai Huang	Chief Financial Officer and a Director of the Company
Kai Ding	A shareholder of the Company
Dongxin Zhou	A shareholder of the Company
Jieke Zhu	A shareholder of the Company
Minghui Zhu	Father of Jieke Zhu
Huiming Liu	A shareholder of the Company
Chaoyong Xu	A shareholder of the Company

i) Related party balances

Accounts receivable-due from a related party:

	As of December 31,
	2023	2024
Name of related party	$US	$US
PSM ZJK	8,816,184	9,165,068
Total	8,816,184	9,165,068

Other receivables-due from related parties:

		As of December 31,
		2023	2024
		$US	$US
Name of related parties	Nature
Kai Huang	Loan to a related party	—	68,500
Ning Ding	Loan to a related party	202,055	—
PSM-ZJK	Utility bills paid on behalf of a related party	19,711	1,097
Ning Ding	Customers’ payment collected on behalf of the Company	34,214	—
Ning Ding	Expenses paid on behalf of a related party	—	179,246
Jieke Zhu	Expenses paid on behalf of a related party	21,806	392
Total		277,786	249,235

The Company expects to collect the loan to Kai Huang and other receivables due from PSM-ZJK, Ning Ding and Jieke Zhu before December 2025, according to the historical collection of other receivables and loans due from related parties.

Other payables-due to related parties:

		As of December 31,
		2023	2024
		$US	$US
Name of related parties	Nature
Ning Ding	Sales Compensation	1,350,349	1,497,596
Kai Huang	Loan from a related party	140,847	136,999
Shenzhen Qianhaishi Micro Science Co., Ltd	Loan from a related party	84,508	—
Ning Ding	Loan from a related party	140,847	—
Ning Ding	Expenses paid on behalf of the Company	93,382	89,540
ZhongJinKe Fastener CO.,Ltd	Expenses paid on behalf of the Company	52,762	51,320
Jieke Zhu	Expenses paid on behalf of the Company	3,034	290
Kai Ding	Expenses paid on behalf of the Company	1,730	2,430
Total		1,867,459	1,778,175

ii) Related party transactions:

The Company mainly entered into the following transactions with related parties:

	For the years ended December 31,
	2022	2023	2024
	$US	$US	$US
Related party sales
PSM ZJK	11,174,044	15,093,811	16,559,102

Sales Compensation
Ning Ding	686,392	1,149,836	1,073,615
Kai Ding	35,338	35,784	292,141

Loans to related parties
Ning Ding	—	(202,348)	(412,129)
Kai Ding	—	—	(73,451)
Kai Huang	—	—	(69,509)
PSM-ZJK	—	(37,020)	—
Dongxin Zhou	—	(14,105)	—

Repayments of loans from related parties
Shenzhen Qianhaishi Micro Science Co., Ltd	—	—	(83,411)
Chaoyong Xu	—	(33,133)	—
Huiming Liu	—	(28,210)	—
Jieke Zhu	—	(2,412)	—
Dongxin Zhou	—	(2,073)	—

Collection of loans to related parties
Ning Ding	—	—	472,518
Kai Ding	—	—	73,451
PSM-ZJK	—	37,020	—
Dongxin Zhou	—	14,105	—

Proceeds from loans from related parties
Ning Ding	—	141,052	—
Kai Huang	—	141,052	—

Rental income
PSM-ZJK	70,779	70,773	69,753

19. REVENUE

The Company’s disaggregated revenues are represented by two categories which are type of customers and by geographic areas. The Company attributed revenues to geographic areas based on customers’ place of registration.

Type of Customers

	For the years ended December 31,
	2022	2023	2024
	$US	$US	$US
Third-party sales	13,618,185	13,961,495	21,250,363
Related-party sales	11,174,044	15,093,811	16,559,102
Total	24,792,229	29,055,306	37,809,465

By Geographic Areas

	For the years ended December 31,
	2022	2023	2024
	$US	$US	$US
China	23,402,957	25,079,876	25,189,442
Taiwan, China	1,127,529	2,086,833	7,625,820
Singapore	—	—	3,179,731
America	204,821	789,946	545,583
Others	56,922	1,098,651	1,268,889
Total	24,792,229	29,055,306	37,809,465

20. SEGMENT REPORTING

Segment Reporting defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company uses the management approach in determining its operating segments. The Company’s CODM is identified as the Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. The Company generates substantially all of its revenue from the Chinese mainland and Taiwan, China, and the majority of the Company’s long-lived assets were located in the Mainland China. As a result of the assessment made by CODM, the Company has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting.

The Company has concluded that consolidated net income is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income as reported in the consolidated statements of operations. There are no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein.

There have been no changes to the overall basis of segmentation or the measurement basis for the segment results since the prior year.

21. SUBSEQUENT EVENTS

The Company has evaluated events from the year ended December 31, 2024 through April 28, 2025, the date the financial statements were issued. The Company did not identify any subsequent events with a material financial impact on the Company’s consolidated financial statements.

22. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with U.S. Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in Company’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

The Company’s share of income and losses from its subsidiaries is reported as incomes from subsidiaries in the accompanying condensed financial information of parent company.

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

 Condensed balance sheets

	As of December 31,
	2023	2024
	$US	$US
ASSETS
Cash	—	3,610,997
Prepaid expenses and other current assets, net	—	1,006,000
Investment in subsidiaries	21,704,258	24,455,971
Other non-current assets	—	1,000,020
Total assets	21,704,258	30,072,988

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accrued expenses and other current liabilities	(10,035)	37,221
Investment deficit in subsidiaries	10,035	—
Total liabilities	—	37,221

SHAREHOLDERS’ EQUITY
Ordinary share, $0.000016666667 par value, 3,000,000,000 shares authorized, 60,000,000 and 61,381,249 shares issued and outstanding as of December 31, 2023 and 2024, respectively*	1,000	1,023
Additional paid-in capital	1,792,559	7,060,050
Statutory surplus reserves	2,283,180	2,658,112
Retained earnings	18,644,082	21,951,873
Accumulated other comprehensive loss	(1,016,563)	(1,635,291)
Total equity of the Company’s shareholders	21,704,258	30,035,767
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	21,704,258	30,072,988

* The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 (Note 1) and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively (Note 16).

Condensed statements of comprehensive income

	For the Years Ended December 31,
	2022	2023	2024
	$US	$US	$US
General and administrative expenses	—	(10,050)	(530,008)
Equity in profit of subsidiaries	7,282,843	7,701,135	4,212,731
Net income	7,282,843	7,691,085	3,682,723
Other comprehensive income:
Foreign currency translation adjustment, net of nil tax	(758,083)	(460,025)	(618,728)
Total comprehensive income	6,524,760	7,231,060	3,063,995

Condensed statements of cash flows

	For the Years Ended December 31,
	2022	2023	2024
	$US	$US	$US
Net cash used in operating activities*	—	—	(1,486,337)
Net cash used in investing activities	—	—	(996,672)
Net cash provided by financing activities	—	—	6,094,006
Net change in cash and cash equivalents	—	—	3,610,997
Cash at the beginning of year	—	—	—
Cash at the end of year	—	—	3,610,997

* Operating cash outflows include bank account management fees and expenses paid on behalf of the Company’s subsidiaries, such as consulting fees, audit fees and equipment purchases.