Form 20-F
period 2025-12-31
ZJK Industrial Co., Ltd.
filed 2026-04-29
CIK 1941506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Ning Ding, Chief Executive Officer

Telephone: +86-0755-28341175

Email address: neal@zjk-industrial.com

No.8, Jingqiang Road, 138 Industrial Zone,

Xiuxin Community, Kengzi Town,

Pingshan New Area, Shenzhen

People’s Republic of China, 518122

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value ofUS$0.000016666667 per share	ZJK	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2025, there were 63,822,249 ordinary shares issued and outstanding, par value of US$0.000016666667 per share. Effective on March 6, 2026, ordinary shares of the Company were re-designated and re-classified as Class A ordinary shares, par value of US$0.000016666667 per share, and Class B ordinary shares, par value of US$0.000016666667 per share.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

●	“AHFCAA” refers to the Accelerating Holding Foreign Companies Accountable Act;

●	“CAC” refers to the Cyberspace Administration of China;

●	“China” or the “PRC” refers to the People’s Republic of China; “mainland China” refers to mainland of the People’s Republic of China, excluding the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

●	“CSRC” refers to the China Securities Regulatory Commission;
●	“Class A Ordinary Shares” refers to Class A ordinary shares of the Company, par value of US$0.000016666667 per share;

●	“Class B Ordinary Shares” refers to Class B ordinary shares of the Company, par value of US$0.000016666667 per share;

●	Depending on the context, “we,” “us,” “our company,” “our” and “Zhongjinke” refers to ZJK Industrial Co., Ltd., a Cayman Islands exempted company incorporated with limited liability, and its subsidiaries, including ZJK Enterprises Group (BVI) Company Limited, ZJK Industrial Group HongKong Limited, Zhongke Chuangwei (Shenzhen) International Holdings Limited, Galaxy Exploration Investment Holding Limited, Shenzhen Zhongjinke Hardware Products Co., Ltd, Zhongke Precision Components (Guangdong) Co., Ltd., Nanjing Zhongjinke Hardware Products Co., Ltd., and PSM-ZJK Fasteners (Shenzhen) Co., Ltd., unless the context otherwise indicates;

●	“Galaxy Exploration” refers to Galaxy Exploration Investment Holding Limited, a company incorporated in the British Virgin Islands and wholly-owned by Zhongjinke HK;

●	“HFCA Act” refers to the Holding Foreign Companies Accountable Act;

●	“M&A Rules” refers to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors of China;

●	“MOFCOM” refers to the Ministry of Commerce of China;

●	“Negative List” refers to the Special Administrative Measures for the Access of Foreign Investment (Negative List);

●	“NDRC” refers to the National Development and Reform Commission of China;

●	“NPC” refers to the National People’s Congress of China;

●	“Precision HK” refers to ZJK Precision Parts HK Limited, a company incorporated in Hong Kong and wholly-owned by Zhongjinke Shenzhen;

●	“Precision Vietnam” refers to ZJK Vietnam Precision Components Company Limited, a company incorporated in Vietnam and wholly-owned by Precision HK;

●	“PSM-ZJK” refers to PSM-ZJK Fasteners (Shenzhen) Co., Ltd.;

●	“RMB,” “Renminbi” or “yuan” refers to the legal currency of China;

●	“SAFE” refers to State Administration of Foreign Exchange in China;

●	“SAFE Circular 19” refers to the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises;

●	“SAFE Circular 37” refers to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles;

●	“SAIC” refers to State Administration for Industry and Commerce in China and currently known as State Administration for Market Regulation;

●	“SAT” refers to PRC State Taxation Administration;

●	“SAMR” refers to the former State of Administration of Industry and Commerce of China, which has been merged into the State Administration for Market Regulation;

●	“SCNPC” refers to the Standing Committee of the National People’s Congress of China;

●	“shares”, “Shares” or “Ordinary Shares” refers to the Class A Ordinary Shares and Class B Ordinary Shares;

●	“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

●	“Zhongjinke BVI” refers to ZJK Enterprises Group (BVI) Company Limited, a company incorporated in the British Virgin Islands and wholly-owned by Zhongjinke;

●	“Zhongke Components” refers to Zhongke Precision Components (Guangdong) Co., Ltd., a company incorporated in the PRC and wholly-owned by Zhongjinke Shenzhen;

●	“Zhongjinke HK” refers to ZJK Industrial Group HongKong Limited, a company incorporated in Hong Kong and wholly-owned by Zhongjinke BVI;

●	“Zhongjinke Nanjing” refers to Nanjing Zhongjinke Hardware Products Co., Ltd., a company incorporated in the PRC and 51% of the shares owned by Zhongjinke Shenzhen;

●	“Zhongjinke WFOE” refers to Zhongke Chuangwei (Shenzhen) International Holdings Limited, a company incorporated in the PRC and wholly-owned by Zhongjinke HK; and

●	“Zhongjinke Shenzhen” refers to Shenzhen Zhongjinke Hardware Products Co., Ltd, a company incorporated in the PRC, and 99.225% of the shares owned by Zhongjinke WFOE and 0.775% of the shares owned by Galaxy Exploration.

Zhongjinke’s reporting currency is USD. However, substantially all of our consolidated revenues, costs, expenses and assets are denominated in RMB. This annual report contains translations of certain foreign currency amounts into USD for the convenience of the reader. All translations of RMB are calculated at the average rate of $1.00=RMB7.1708 for the year ended December 31, 2025 and $1.00=RMB6.9931 as of December 31, 2025 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. All translations of RMB are calculated at the average rate of $1.00=RMB7.1933 for the year ended December 31, 2024 and $1.00=RMB7.2993 as of December 31, 2024 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. All translations of RMB are calculated at the average rate of $1.00=RMB7.0896 for the year ended December 31, 2023 and $1.00=RMB7.0999 as of December 31, 2023 representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate. We are exposed to foreign exchange risk. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class Ordinary Shares.”

As of the date of this annual report, the Company is authorized to issue 2,991,000,000 Class A Ordinary Shares and 9,000,000 Class B Ordinary Shares. As of the date of this annual report, there are 55,322,249 Class A Ordinary Shares and 9,000,000 Class B Ordinary Shares issued and outstanding.

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

You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	the expected growth of the integrated logistics industry in China and globally;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our bases of customers;

●	our plans to invest in our products and services;

●	competition in our industries; and

●	developments in government policies and regulations relating to our industry.

We would like to caution you not to place undue reliance on these forward-looking statements. You should read these statements in conjunction with the risks disclosed in “Item 3. Key Information-D. Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

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

Permissions Required from the PRC Authorities for Our Operations

The PRC government initiated a series of regulatory actions and statements to regulate activities in the overseas securities listing in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure. On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which have come into effect on March 31, 2023. The Overseas Listing Trial Measures will regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent amendments. On February 24, 2023, CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Provisions on Confidentiality and Archives Administration, which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. However, the interpretation, application and enforcement of Trial Measures are continuously evolving. If the filing procedure with the CSRC under the Trial Measures is required for any future offerings or any other capital raising activities, it is uncertain whether it would be possible for us to complete the filing, or how long it will take us to do so. For details, see “- D. Risk Factors - Risks Related to Doing Business in China - The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Additionally, the PRC regulatory requirements regarding cybersecurity are evolving, including adopting new measures to extend the scope of cybersecurity reviews. As confirmed by our PRC counsel, we will not be subject to cybersecurity review with the Cyberspace Administration of China, or the “CAC,” after the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”) became effective on February 15, 2022, considering that (i) we currently do not have personal information of more than one million people and do not anticipate that we will be collecting over one million people’s personal information in the foreseeable future, (ii) we have not been identified as a “critical information infrastructure operator” by any government authorities, and (iii) we have not received any notification of cybersecurity review from relevant governmental authorities due to our impact or potential impact on national security. For more detailed information, see “- D. Risk Factors - Risks Related to Doing Business in China - In light of recent events indicating greater oversight by the Cyberspace Administration of China (the “CAC”) over data security, we may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, our listing on the Nasdaq Capital Market, financial condition, results of operations, and future offerings.”

The Holding Foreign Companies Accountable Act

Our Class A Ordinary Shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) determines it is unable to inspect or fully investigate our auditor and as a result the exchange where our securities are traded may delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive instead of three consecutive years. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found it was unable to inspect or investigate completely certain named registered public accounting firms headquartered in mainland China and Hong Kong. Our independent registered public accounting firm, HTL International, LLC (“HTL”), is headquartered at 12 Greenway Plaza Suite 1100 Houston, TX 77046, and is subject to inspection by the PCAOB on a regular basis and as such, it is not affected by or subject to the PCAOB’s Determination Report. On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB announced that it secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the 2021 Determination Report to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. For details, see “- D. Risk Factors - Risks Related to Doing Business in China - The newly enacted “HFCAA” and “AHFCAA” both call for additional and more stringent criteria to be applied to restrictive market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering and if our auditors fail to permit the PCAOB to inspect the auditing firm, our Class A Ordinary Shares may be subject to delisting.”

Selected Financial Data

The following selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2023, 2024 and 2025, selected consolidated balance sheets data as of December 31, 2024 and 2025, and selected consolidated cash flows data for the years ended December 31, 2023, 2024 and 2025 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1.

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

The following table presents our selected consolidated statements of income and comprehensive income for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Revenues
Third-party sales	13,961,495	21,250,363	35,728,684
Related-party sales	15,093,811	16,559,102	20,375,169
Total revenues	29,055,306	37,809,465	56,103,853
Cost of revenues
Third-party sales	(9,486,512)	(12,281,086)	(15,654,953)
Related-party sales	(8,547,906)	(11,963,141)	(15,947,479)
Total cost of revenues	(18,034,418)	(24,244,227)	(31,602,432)
Gross profit	11,020,888	13,565,238	24,501,421

Operating expenses
Selling and marketing expenses	(1,750,877)	(4,711,294)	(7,169,559)
General and administrative expenses	(2,531,630)	(6,705,791)	(6,750,220)
Research and development costs	(455,398)	(548,122)	(1,113,058)
Gain/(loss) from disposal of property, plant and equipment	78	34,878	(4,041)
Total operating expenses	(4,737,827)	(11,930,329)	(15,036,878)

Income from operations	6,283,061	1,634,909	9,464,543

Other income, net	2,690,981	3,292,853	4,357,430

Income before income tax provision	8,974,042	4,927,762	13,821,973
Income tax provision	(1,284,203)	(1,264,933)	(3,668,171)
Net income	7,689,839	3,662,829	10,153,802
Less: net loss attributable to non-controlling interests	(1,246)	(19,894)	(31,233)
Net income attributable to ZJK Industrial Co., Ltd.’s shareholders	7,691,085	3,682,723	10,185,035

Other comprehensive (loss)/income	(460,006)	(618,396)	1,328,498
Total comprehensive income	7,229,833	3,044,433	11,482,300

Earnings per share
Basic*	0.13	0.06	0.16
Diluted*	0.13	0.06	0.16

Weighted average shares used in calculating earnings per share
Basic*	60,000,000	60,336,800	62,496,008
Diluted*	60,000,000	60,336,800	62,622,446

* The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively.

The following table presents our selected consolidated balance sheets data as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	12,255,213	14,350,959
Restricted cash	797,241	2,037,041
Short-term investments	2,559,362	2,234,078
Accounts receivable, net	10,282,857	15,974,676
Accounts receivable-due from a related party	9,165,068	11,227,799
Inventories, net	7,316,029	12,143,316
Prepaid expenses and other current assets, net	872,753	964,194
Other receivables-due from related parties	249,235	598,467
Total current assets	43,497,758	59,530,530

Non-current assets
Property, plant and equipment, net	6,668,612	12,271,875
Intangible assets, net	33,008	97,433
Operating lease right-of-use assets	1,242,524	3,574,775
Finance lease right-of-use assets	38,160	—
Long-term investment	2,747,493	3,706,080
Other non-current assets	1,146,010	347,569
Total non-current assets	11,875,807	19,997,732

TOTAL ASSETS	55,373,565	79,528,262

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	1,223,405	—
Accounts payable	14,998,590	18,233,194
Notes payable	1,903,194	3,803,926
Income tax payable	1,600,300	3,431,262
Accrued expenses and other current liabilities	2,051,588	3,583,457
Other payables-due to related parties	1,778,175	2,322,224
Operating lease liabilities, current	423,214	726,152
Total current liabilities	23,978,466	32,100,215

Non-current liabilities
Operating lease liabilities, non-current	755,395	2,876,209
Deferred tax liabilities	572,829	957,610
Total non-current liabilities	1,328,224	3,833,819

TOTAL LIABILITIES	25,306,690	35,934,034

Commitments and contingencies

Shareholders’ equity
Ordinary share, $0.000016666667 par value, 3,000,000,000 shares authorized, 61,381,249 and 63,822,249 shares issued and outstanding as of December 31, 2024 and 2025, respectively*	1,023	1,063
Additional paid-in capital	7,060,050	8,977,814
Statutory surplus reserves	2,658,112	2,662,115
Retained earnings	21,951,873	32,132,905
Accumulated other comprehensive loss	(1,635,291)	(304,868)
Total ZJK Industrial Co., Ltd. shareholders’ equity	30,035,767	43,469,029
Non-controlling interests	31,108)	125,199
Total shareholders’ equity	30,066,875	43,594,228

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	55,373,565	79,528,262

* The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively.

The following table presents our selected consolidated cash flows data for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Net cash provided by operating activities	4,116,374	5,342,539	6,559,811
Net cash provided by/(used in) investing activities	1,294,473	(2,803,456)	(2,582,113)
Net cash (used in)/provided by financing activities	(2,949,253)	6,746,625	(1,011,513)
Effect of exchange rate changes	(76,136)	(135,026)	369,361
Net change in cash, cash equivalents and restricted cash	2,385,458	9,150,682	3,335,546
Cash, cash equivalents and restricted cash at the beginning of year	1,516,314	3,901,772	13,052,454
Cash, cash equivalents and restricted cash at the end of year	3,901,772	13,052,454	16,388,000

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Class A Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties related to our Ordinary Shares, including, but not limited to, the following:

●	The market price for the Class A Ordinary Shares may be volatile. The trading prices of the Class A Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	The dual-class structure of our Ordinary Shares will have the effect of concentrating voting control with Mr. Ning Ding, which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.

●	As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

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

We believe that price volatility of supply chain disruptions will not materially affect our business as the cost of raw materials only accounts for a relatively small portion of total costs (approximately 5.12% for the year ended December 31, 2025 and 4.89% for the year ended December 31, 2024). However, although our business and operations have not been affected by shortage of raw materials as of the date of this annual report, they might potentially be affected if there is a shortage of raw materials.

Risks related to our planned U.S. Gigafactory and joint venture operations.

In November 2025, we announced a strategic partnership to establish a Delaware-based joint venture and a precision components Gigafactory in the United States, which entails an expected total investment of up to US$200 million. The successful execution of this “Made in America” strategy relies on a combination of self-owned capital and external fundraising.

We may not be able to secure the necessary financing on favorable terms, or at all, which could delay or halt the project. Furthermore, establishing and operating a manufacturing base in the U.S. exposes us to unfamiliar regulatory, environmental, and labor environments, as well as complex supply chain integrations. Any failure to effectively manage the Delaware joint venture or fully execute the Gigafactory project could result in substantial financial losses and adversely affect our business prospects.

Risks related to scaling of operations and capacity expansion.

In response to surging demand across AI infrastructure, EV, and consumer electronics sectors, we have expanded our production lines and added new equipment, such as high-precision CNC lathes, milling machines, and multi-station cold-forging machines.

If the anticipated market demand, particularly from the AI server and liquid cooling sectors, fails to materialize or if we encounter operational inefficiencies and supply chain disruptions during this rapid scaling phase, we may face excess capacity, increased depreciation costs, and reduced profit margins.

Our business may be exposed to risks associated with an increasingly concentrated customer base.

For the year ended December 31, 2025, PSM-ZJK (which the Company indirectly owns 49% of equity interests and where our CEO also serves as a director), INGRASYS TECHNOLOGY INC., JUIC INTERNATIONAL CORPORATION and BULTEN Fasteners (Wuxi) Co., Ltd. (“BULTEN Wuxi”, formerly known as “PSM Fasteners (Wuxi) Co., Ltd.”) accounted for 36%, 16%, 13% and 10% of revenues for the year, respectively. The amount due from PSM-ZJK included in accounts receivable-due from related parties represented 100% of total accounts receivable-due from related parties for such year; the amount due from BULTEN Wuxi, INGRASYS TECHNOLOGY INC. and JUIC INTERNATIONAL CORPORATION included in accounts receivable represented 23%, 22% and 19% of total accounts receivable for such year, respectively. For the year ended December 31, 2024, our top two customers, PSM-ZJK and BULTEN Wuxi, accounted for 44% and 12% of revenues for the year, respectively. The amount due from PSM-ZJK included in accounts receivable-due from related parties represented 100% of total accounts receivable-due from related parties for such year; the amount due from BULTEN Wuxi included in accounts receivable represented 28% of total accounts receivable for such year. For the year ended December 31, 2023, PSM-ZJK and BULTEN Wuxi accounted for 52% and 24% of revenues for such period, respectively. The amount due from PSM-ZJK included in accounts receivable-due from related parties represented 100% of total accounts receivable-due from related parties for such year; the amount due from BULTEN Wuxi included in accounts receivable represented 52% of total accounts receivable for such year. The contract with PSM-ZJK has a term of approximately 3 years, expiring on December 31, 2026. The contract with BULTEN Wuxi has a term of 1 year, expiring on December 31, 2025. The contract with INGRASYS TECHNOLOGY INC. has a term of approximately 3 years, expiring on January 6, 2026. The contract with JUIC INTERNATIONAL CORPORATION has a term of approximately 4 years, expiring on March 30, 2028.

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

During the year ended December 31, 2025, we had one supplier, Dongguan TSLG Metal Products Co. LTD (“TSLG”), accounted for more than 10% of our total cost of revenue, representing approximately 13.53% of our total cost of revenue. During the year ended December 31, 2024, purchases from our top three suppliers, TSLG, Shenzhen Xinhuafu Technology Co., Ltd., and Dongguan Zhanchuang Hardware Technology Co., Ltd. (“Dongguan Zhanchuang”), accounted for approximately 15.88%, 13.91% and 13.13%, of our total cost of revenue, respectively. During the year ended December 31, 2023, purchases from our top three suppliers, Dongguan Zhanchuang, TSLG and Shenzhen Xinhuafu Technology Co., Ltd. accounted for approximately 11.85%, 15.66% and 14.41% of our total cost of revenue, respectively. Our business, financial condition and operating results depend on the continuous supply of products from our largest suppliers and our continuous supplier-customer relationship with them. Our heavy reliance on our largest suppliers for the supply of our products will have significant impact on our business and results of operation in the event of any shortage of, or delay in the supply.

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

However, these legal and policy developments could potentially disrupt the supply chain of the industry where we are operating. To the extent we identify any potential non-compliance by any of our suppliers, we may have to find and establish relationships with alternative qualified suppliers under commercially acceptable terms. We cannot assure you that we will be able to do so in a timely manner. Under extreme situations, we may be subject to negative publicities or even be subject to regulatory actions, which may negatively affect our reputation and brand image, our business and results of operations, and may materially and adversely affect the price of our Class A Ordinary Shares.

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

Pursuant to the Regulations on the Administration of Environmental Protection of Construction Projects revised by the State Council of the PRC on July 16, 2017 and effective on October 1, 2017, after the completion of a construction project for which an environmental impact assessment report is compiled or an environmental impact form is filled out, the project owner shall, in accordance with the standards and procedures stipulated by the relevant administrative department of environmental protection under the State Council of the PRC, inspect the supporting environmental protection facilities and prepare an inspection report. Except in cases where confidentiality is required, the project owner shall disclose the inspection report to the public in accordance with the laws. A construction project for which an environmental impact report is compiled or an environmental impact form is filled out shall be put into operation or use only when the environmental protection facilities have passed the inspection. If the facilities have not undergone such inspection or have failed to pass the inspection, the project shall not be put into operation or use.

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

We rely on a combination of patent, trademark and domain name laws and non-disclosure agreements and other methods to protect our intellectual property rights. Our PRC Subsidiaries own 63 patents and 6 trademarks. All the patents and trademarks have been properly registered with the China National Intellectual Property Administration. This intellectual property has allowed our products to earn market share in the industry.

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

Risks Related to Doing Business in China

Because substantially all of our operations are in mainland China, our business is subject to the complex and rapidly evolving laws and regulations there. The PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

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

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our Class A Ordinary Shares.

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

Given statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law (the “Opinions”), which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. Such future administrative measure or actions may have material adverse effects on the offering of our securities to investors, our listing in the U.S. or our business operation, for example in the event that it is required that we should obtain permission from the PRC government to offer our securities to investors or list on U.S. exchanges, it is unpredictable whether such permission can be obtained by us, as the case may be, or, if permission is obtained, whether it could be later denied or rescinded. If we, including our subsidiaries, do not receive or maintain such permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, list in the U.S. and cause the value of our securities to significantly decline or become worthless. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

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

The Regulations on the Network Data Security Management (the “Security Administration”), which was promulgated on September 24, 2024 and took effect on January 1, 2025, provides that any entity engaged in online data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant national regulations. According to the latest amended Cybersecurity Review Measures, which was promulgated on December 28, 2021 and became effective on February 15, 2022, and replaced the Cybersecurity Review Measures promulgated on April 13, 2020, online platform operator holding more than one million users’ individual information shall be subject to cybersecurity review before listing abroad. Since the Cybersecurity Review Measures is evolving, the implementation and interpretation thereof is not yet clear.

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

If the PRC government were to impose new requirements for approval from the PRC authorities to issue our Class A Ordinary Shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

As of the date of this annual report, PSM-ZJK has made dividends or distributions of US$2,591,873 to Zhongjinke Shenzhen in 2025 and US$2,319,218 in 2024. In the future, cash proceeds raised from overseas financing activities will be transferred by us to our subsidiaries via capital contributions or shareholder loans, as the case may be. Such cash proceeds will be transferred by Zhongjinke to Zhongjinke BVI, then transferred to Zhongjinke HK, then transferred to Zhongjinke WFOE and/or Galaxy Exploration, and then to our PRC Entities, via capital contribution or shareholder loans, as the case may be.

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

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares.

Our revenues and expenditures are denominated in RMB, whereas our reporting currency is the USD. As a result, fluctuations in the exchange rate between the USD and RMB will affect the relative purchasing power, in RMB terms, of our USD assets and the proceeds from our initial public offering. Our reporting currency is the USD, while the functional currency for our PRC Entities is RMB. Gains and losses from the re-measurement of assets and liabilities receivable or payable in RMB are included in our consolidated statements of operations. The re-measurement has caused the USD value of our results of operations to vary with exchange rate fluctuations, and the USD value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the USD could reduce our profits from operations and the translated value of our net assets when reported in USD in our financial statements. This change in value could negatively impact our business, financial condition, or results of operations as reported in USD. In the event that we decide to convert our RMB into USD to make payments for dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the USD against the RMB will harm the USD amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

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

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Class A Ordinary Shares in USD. For example, to the extent that we need to convert USD we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the USD would adversely affect the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the USD may significantly reduce the USD equivalent of our earnings, which in turn could adversely affect the price of our Class A Ordinary Shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited. We may not be able to hedge our exposure adequately. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our Class A Ordinary Shares.

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

With the promulgation of the new filing-based administrative rules for overseas offering and listing by domestic companies in China, or if the PRC government were to impose new requirements for approval from the PRC authorities to issue our Class A Ordinary Shares to foreign investors or list on a foreign exchange, failure to comply with the relevant requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

As the Filing Rules on Overseas Listings and the Archives Rules are continuously evolving, there are substantial uncertainties as to the implementation and interpretation, and how they will affect future financing. The Filing Rules on Overseas Listings require subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuers who have completed overseas offerings and listings. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Filing Rules on Overseas Listings. If we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to capital account transactions, which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC Subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. We cannot assure you that the registration process will not delay or prevent our conversion of Renminbi, therefore, to the extent funds in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds may not be available to fund operations or for other use outside of mainland China or Hong Kong due to compliance requirement on the ability of us or our PRC Subsidiaries by the PRC government to transfer funds. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Class A Ordinary Shares.

Although the audit report included in this annual report was issued by U.S. auditors who are currently regularly inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our Class A Ordinary Shares may be delisted or prohibited from trading.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On December 2, 2021, the SEC adopted final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Class A Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which amended the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong.

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

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the PWG Report are presumably subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals. Since we are listed on the Nasdaq Capital Market, if we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the Nasdaq Capital Market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our Class A Ordinary Shares trading in the United States.

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

Among other things, the M&A Rules and Anti-Monopoly Law of the People’s Republic of China promulgated by the SCNPC which became effective in 2008 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the SAMR be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008 and most recently revised in 2024, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

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

Although none of our PRC Subsidiaries has received any order or notice from the local authorities nor any claims or complaints from their existing and former employees regarding their non-compliance of PRC labor-related laws and regulations for the years ended December 31, 2025 and 2024, we cannot rule out the possibility that the competent PRC labor authorities may order our PRC Subsidiaries to rectify the non-compliance and pay the required contributions within a stipulated deadline and our PRC Subsidiaries may be subject to a late fee of up to 0.05% per day. If our PRC Subsidiaries still fail to rectify, our PRC Subsidiaries may be subject to a fine ranging from one to three times of the amount overdue, which could materially and adversely affect our business, financial condition and results of operations.

Our business may be materially and adversely affected due to non-compliance of work safety rules.

Pursuant to the Measures for Supervision and Administration over the “Three-Simultaneities” of Safety Facilities of Construction Projects amended by the former State Administration of Work Safety of the PRC on April 2, 2015 and came into effect on May 1, 2015, the enterprises engaged in construction and business operation of projects shall (1) ensure safety facilities of the construction projects be designed, constructed and put to use or into operation simultaneously with the main part of the construction project, (2) produce written reports on the analysis of the conditions and facilities of the production safety, which shall be kept on file for further inspection by competent administrative departments; (3) produce written reports on the review and verification of the safety facilities’ designs, which shall be kept on file for further inspection by competent administrative departments; (4) produce written reports on the acceptance test of the safety facilities, which shall be kept on file for further inspection by competent administrative departments. The relevant government agencies may examine whether enterprises engaged in construction and business operation of projects in mainland China have complied with the work safety requirements stated above, and may impose fines and order enterprises to rectify.

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

Although none of our PRC subsidiaries has received any order or notice from the local authorities in this regard for the years ended December 31, 2025 and 2024, we cannot assure you that they will not be subject to any order to rectify, fines and/or other penalties, or any order to halt production or close down if any severe violation is found in the future, nor can we assure you that there is no, or will not be any, employee complaint regarding compensation for occupational disease against it. In addition, our PRC subsidiaries may incur additional costs to comply with such laws and regulations by the government authorities. These possible legal consequences regarding occupational disease prevention, including but not limited to any warnings, fines, penalties, orders, complaints, or compensations, could materially and adversely affect our business, financial condition, and results of operations.

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

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the ordinary shareholders) may be subject to PRC tax on gains realized on the sale or other disposition of the Class A Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ordinary shareholders) and any gain realized on the transfer of the Class A Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class A Ordinary Shares.

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

Risks Related to our Class A Ordinary Shares

The market price for the Class A Ordinary Shares may be volatile.

The trading prices of the Class A Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the Class A Ordinary Shares, regardless of our actual operating performance. Any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of the Class A Ordinary Shares.

In addition to the above factors, the price and trading volume of the Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our consumers or our industry;

●	conditions in the fastener manufacturing business;

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other manufacturing companies;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

●	sales or perceived potential sales of additional Class A Ordinary Shares.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Class A Ordinary Shares, the market price for the Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Class A Ordinary Shares, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A Ordinary Shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium; provided that in no circumstances may a dividend be paid if, following the date on which the dividend is proposed to be paid, our company would be unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares, and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, we currently have 55,322,249 Class A Ordinary Shares outstanding, of which 11,330,646 Class A Ordinary Shares are freely tradable without restriction or further registration under the Securities Act. The remaining shares may also be sold in the public market in the future in accordance with Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of Class A Ordinary Shares held by our Controlling Shareholder or any other shareholder or the availability of these Class A Ordinary Shares for future sale will have on the market price of our shares.

We may need additional capital and may sell additional Class A Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

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

Our directors and officers collectively own an aggregate of 71.46% of the total Ordinary Shares and 84.08% of the total voting power of our outstanding Ordinary Shares as of the date of this annual report. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the Class A Ordinary Shares due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

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

The dual-class structure of our Ordinary Shares will have the effect of concentrating voting control with Mr. Ning Ding, which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.

In March 2026, we altered our share capital to a dual-class share structure. Each Class A Ordinary Share entitles the holder thereof to one (1) vote, and each Class B Ordinary Share entitles the holder thereof to thirty (30) votes on all matters decided by way of a poll at general meetings of the Company. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof on a one-for-one basis, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Because of the thirty-to-one (30:1) voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares on a poll, the holders of our Class B Ordinary Shares collectively control a majority of the combined voting power of our Ordinary Shares and therefore are able to control all matters submitted to our shareholders for approval. As of the date of this annual report, Mr. Ning Ding, our chief executive officer, chief financial officer and chairman of the Board of Directors, through DNR Technology Co., Ltd., beneficially owns 31,706,966 Class A Ordinary Shares and 6,000,000 Class B Ordinary Shares, holding approximately 65.08% of our total voting power. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. Holders of Class B Ordinary Shares may have interests that conflict with or are different than the interests of other shareholders.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

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

We will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404(a) of the Sarbanes-Oxley Act.

As of December 31, 2025, our management identified certain material weaknesses relating to the Company’s lack of in-house accounting personnel with sufficient knowledge of U.S. GAAP and SEC reporting experiences. In order to address and resolve the foregoing material weakness, we plan to take certain remedial measures including (i) hiring internal qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening corporate governance.

The implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct theses material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud. Section 404(a) of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on our internal control over financial reporting. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

We incur significantly increased costs and devote substantial management time as a result of the listing of our Class A Ordinary Shares on the Nasdaq Capital Market.

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

We may not maintain the listing of our Class A Ordinary Shares on the Nasdaq Capital Market, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market. In order to continue listing our shares on the Nasdaq Capital Market, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our Class A Ordinary Shares will continue to be listed on Nasdaq in the future.

If Nasdaq delists our Class A Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect that our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Class A Ordinary Shares are listed on Nasdaq, U.S. federal law prevents or preempts states from regulating their sale. However, the law does allow states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then states can regulate or bar their sale. Further, if we were no longer listed on Nasdaq, we would be subject to regulations in each state in which we offer our shares.

Nasdaq may apply additional and more stringent criteria for our continued listing.

Nasdaq Listing Rule 5101 provided Nasdaq with broad discretionary authority over the continued listing of our securities in Nasdaq. In general, Nasdaq may use such discretion to apply additional or more stringent criteria for the continued listings of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to continued listings or to apply additional and more stringent criteria in the instances, including but not limited to where: (i) the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. For the any aforementioned concerns, we may be subject to the additional and more stringent criteria of Nasdaq for our continued listing of our Class A Ordinary Shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

Based on the price of our Class A Ordinary Shares and the composition of our income, assets and operations, we do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service (“IRS”) will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder, including increased U.S. federal income tax liability and additional reporting requirements. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status. See the section titled “Certain United States Federal Income Taxation Considerations – Passive Foreign Investment Company” for a more detailed discussion of the PFIC rules.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. holders who own our Class A Ordinary Shares if we were determined to be a PFIC, see the discussion under “Item 10. Additional Information-E. Taxation-Passive Foreign Investment Company” below.

We may experience extreme share price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any share-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the Class A Ordinary Shares they hold or may not be able to sell their Class A Ordinary Shares at all.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our third amended and restated memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. References to the Company’s amended and restated articles of association (or the “Articles”) are to the amended and restated articles of association that will be adopted upon effectiveness of the registration statement. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England. Appeals from the Cayman Islands Courts to the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on courts in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information-B. Memorandum and Articles of Association-Differences in Corporate Law.”

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

We are a Cayman Islands exempted company incorporated with limited liability. Our corporate affairs are governed by our amended and restated memorandum and articles of association (as may be amended and restated from time to time) and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of skill, care and diligence to the company. Under Cayman Islands law, the fiduciary duties that directors owe include: (i) a duty to act in what the director bona fide considers to be in the best interests of the company; (ii) a duty to exercise powers for the purposes for which those powers were conferred; (iii) a duty not to fetter the exercise of future discretion; and (v) a duty not avoid conflicts of interests and of duty. Our amended and restated articles of association have varied this last obligation by allowing a director to (a) be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested; or (b) be interested in another body corporate promoted by the Company or in which the Company is otherwise interested. In particular, the director may be a director, secretary or officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, that other body corporate, if such director discloses to their fellow directors the nature and extent of any material interest or duty. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Item 10. Additional Information-B. Memorandum and Articles of Association-Differences in Corporate Law.”

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

In March 2026, we underwent a share capital reorganization to implement a dual-class share structure. At an extraordinary general meeting of shareholders held on March 6, 2026, our shareholders approved the re-designation and re-classification of our authorized and issued share capital into Class A Ordinary Shares and Class B Ordinary Shares. Our Class A Ordinary Shares began trading on the Nasdaq Capital Market under the existing symbol “ZJK” at the open of business on March 17, 2026.

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

Our involvement in the precision metal parts manufacturing industry started since the establishment of Shenzhen Zhongjinke Hardware Products Co., Ltd in 2011. Our manufacturing technology and experience have been growing steadily in the past 15 years, and we have a professional team consisting of 542 employees as of the date of this annual report. We produced approximately 5.7 billion and 9.7 billion precision metal parts for the fiscal years ended December 31, 2024 and 2025, respectively. We have obtained 63 patents from China National Intellectual Property Administration. With a series of precise and highly-automated processing equipment and high-precision testing instruments, including automatic high-speed cold heading machine, high-speed rolling machine, metal turning lathe, computer numerical-control lathe, high-speed precise punching machine and optical screening machine, we have control over processing quality, accuracy and yield rate. We have adopted ISO 9001:2015 quality management system, ISO 14001:2015 environmental management system, IATF 16949:2016 automobile quality management system and ISO 45001:2018 occupational health management system accredited by the International Organization for Standardization.

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

We use a direct sales model and the sales department is responsible for customer contact, product sales, after-sales services and customer maintenance. We have both China-based and overseas sales teams in North America, and we expanded our business in North America through entering into sales representative contracts with 7 sales representative teams who will sell and promote our products in North America. In addition, the Company has established a factory in Vietnam in April 2024 and has entered into a strategic cooperation framework agreement with Chaince Digital Holdings Inc. in November 2025, pursuant to which, the Company will jointly establish a Delaware-based joint venture to serve as the operating entity for a planned precision components R&D and manufacturing Gigafactory in the United States. This Gigafactory will serve the AI, semiconductor, electronics, automotive and other industries. This initiative aims to strengthen the U.S. high-end manufacturing ecosystem and further support our “Made in America, Increasing Market Share in America” strategy.

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

At present, the Company’s core technologies mainly come from its technical team’s own R&D. We have not outsourced or cooperated with R&D departments in other companies to obtain core technologies. Our R&D team has 33 employees as of the date of this annual report. Among the 33 employees, 5 of them have more than 10 years of work experience and 6 of them have more than 5 years of work experience.

Core Technologies

The Company has developed a number of core technologies for its main business, including:

No.	Core Technology	Technology Overview
1	Stamping dies (which are tools that shape and cut sheet metal parts) for the production of solder chip nuts for circuit boards	Customer-required SMT welding nut needs a four-sided straight pattern on the welding surface because it needs to be welded firmly, which leads to a complex embossing process after the production process. The yield and efficiency of embossing are very low and the cost is high. Our stamping dies only need to form at one time with the cooperation of the flat copper material and the punching force and the die (which is a specialized machine tool to cut and/or form material to a desired shape or profile), which improves the product yield and production efficiency and saves costs. The evolution of the process increases the Company’s competitiveness.
2	Main swing arm mould for auxiliary scraper wall for automobile wiper swing arm	The main swing arm of the auxiliary scraper wall used for the automobile wiper arm required by our customers uses the CNC to process the hole position because of the high requirement on the precision and the appearance. The production cost is so high that 5 CNC pieces of equipment are needed, however, the efficiency is very low. In order to save costs and improve efficiency, the auxiliary wiper arm stamping die has been developed. The die adopts blanking punching and hole chamfering processes to meet the quality requirements, thus solving the Company’s bottleneck problem and saving costs.
3	Special-shaped ultra-thin gasket mold for Unmanned Aerial Vehicle (“UAV”)	The thickness of our special-shaped ultra-thin gasket mold is only 0.05MM. Traditional stamping dies are expensive and have problems such as unstable feeding, short die life and material-adherence. This special-shaped ultra-thin gasket die for drones developed by the Company is free of punches equipment stamping with the advantages of low costs, stable production, being non-sticky and not easy to produce burrs, etc. Its stable quality and the ability of mass production increase the Company’s competitiveness.
4	Small welding bump wafer stamping die	There are 4 bumps around the back of the product and a large bump in the middle. Traditional stamping dies cannot guarantee the dimensional tolerance requirements of the back bumps. We satisfy the tolerance requirements of the back bumps by machining parts with precise mirror discharge. The traditional stamping dies are very easy to be damaged by one-time forming. We add a pre-forming step before forming, which improves the life of the formed parts and makes the product more stable.
5	Stamping die for welding height limiting sheet of miniature watch motherboard	This product is a special-shaped product with a length of 1.18mm, a width of 0.68mm and a thickness of 0.93mm. Generally, special customized machines are used to cut materials with specially customized specifications. The two sections have roughness requirements, so the yield rate of products made by special customized machines is also very low. Our stamping dies can meet the requirements through the process of trimming the edges of the product twice and overpressure shaping.
6	Turning products for high-precision, and high-efficient machining that require secondary processing	The track and thimble are designed to fit the shapes of the products. The track is loaded into the automatic lathe tool bank, and is controlled by the automatic lathe’s own tool bank action. The thimble is controlled by the action of the drill tail clamp. The collaboration of automatic lathe tool bank and the thimble feed the product into the clamp. This technology is high-speed, automated, high-precision and cost-efficient.

7	Cold heading screws combined with CNC processing to achieve requirements of high tightness and high efficiency	A cold heading part conveying device and heading part CNC processing equipment includes a conveying assembly, a transfer assembly and a fixing assembly. The conveying assembly includes a feeding part and a conveying track, and the feeding part is used for cold heading. The parts are put into the conveying track so that the cold forging parts are conveyed from one end to the other end through the conveying track. The transfer assembly is used for transferring the cold heading parts; the fixing assembly is used for fixing the cold forging parts by the transfer cold heading for component transfer. The cold heading piece conveying device and the cold heading piece processing equipment provided according to the utility model have the advantages of simple structure, convenient use, and convenient automatic transmission of the cold heading piece, thereby saving manpower and reducing the processing cost.
8	Pure titanium screws	The utility model is a screw for electroplating with a screw body made of pure titanium. The utility model effectively enhances the corrosion resistance of the screw and avoids the damage of the hanger due to the corrosion of the screw. The hanger causes breakage and oxidation, which effectively improves the service life of the hanger and saves production costs.
9	Rubber-coated screws are suitable for use in high-clean environments.	An anti-loosening rubber-coated screw comprises a screw body and a soft rubber sleeve. The soft rubber sleeve is sleeved on the screw body. The anti-loosening rubber-coated screw provided according to the utility model has a simple structure and a good anti-loosening effect. At the same time, it can be reused and has strong practicability.
10	Precision screws (M0.6, M0.8)	A precision screw processing tool is used with a mold shell and a mold core part. A cavity is opened inside the mold shell. The mold core part is arranged in the cavity. A die core hole extends along the axial direction for screw forming. A plurality of steps are formed on the inner wall of the core hole, and the inner diameter of the core hole gradually decreases from top to bottom. The precision screw processing die provided by the utility model has the advantages of simple structure, convenient disassembly and assembly, and at the same time, multi-step threads can be produced.
11	Hexagon screw cold pier mold	A hexagonal screw cold heading mold includes a mold shell and a mold core. An installation cavity is opened on the upper-end surface of the mold shell, the mold core is arranged in the installation cavity, and the mold core is cylindrical. A hexagonal cavity is formed in the middle of the kernel, and the mold kernel is vertically divided into six detachable combined parts along the top corner of the hexagonal cavity, which effectively displace the gas in the cavity. The discharge makes the hexagon of the screw head fuller, which has strong practicability and good performance.
12	Combination spring screw	A combined spring screw includes a rod body and a spring piece. A limiter is arranged on the rod body; the spring piece is sleeved outside the rod, and one end is limited on the rod body by the limiter. According to the combined spring screw provided by the utility model, the structure is simple, the production is convenient, and the loosening of the connecting device caused by the vibration generated during the operation of the equipment can be effectively avoided.
13	New-type die-feeding structure and cold heading machine	A new type of die-feeding structure and a cold heading machine, comprising a die shell, a first thimble and a second thimble. A die core hole is pierced in the axial direction of the die shell, and is fixed in the die core hole and the axial direction of the penetrating die core is provided. The first thimble is inserted into the thimble hole, and the bottom has a connecting part extending in the circumferential direction and formed into a radial shape. The second thimble is used to drive the first thimble to form a reciprocating motion in the thimble hole. Therefore, the connecting portion disperses the pushing force of the second thimble outwards, so as to prevent the first thimble from being broken, bent or blocked.
14	Anti-shedding screws	An anti-falling screw includes a screw head and a screw. The screw head has a lower surface. The screw and the lower surface of the screw head are integrally formed, the outer surface of the screw is formed with an external thread, and the partial surface of the external thread is provided with a predetermined surface. The anti-shedding screw provided by the utility model is provided with a colloidal layer on the partial surface of the external thread of the screw rod. When the screw is matched with the threaded hole on the part to be fixed or the nut, the colloidal layer has a certain thickness. After the screw is rotated, the colloidal layer is filled between the gap between the external thread and the internal thread, thus increasing the friction force between the screw and the part to be fixed or the nut and the driving force required to start the screw, thereby preventing loosening and falling off, so that the screw-connected components are fixed in a more firm and reliable way.
15	Semi-automatic punching equipment for captive screws	This system incorporates a circular workbench with a divider and an adjustable stamping mechanism, which allows seamless integration into automated assembly lines without manual intervention. It significantly enhances automation in captive screw assembly, increasing production efficiency by more than three times and reducing required manual labor by 50%.
16	Six-flap eccentric chuck	A unique eccentric structure that automatically adapts to the geometric center of a workpiece, especially effective when the geometric center does not coincide with the rotational center. It distributes clamping force evenly to prevent deformation, making it ideal for securing thin-walled, easily deformable parts such as rings or sleeves. This technology significantly improves production efficiency, reduces reliance on manual alignment, and strengthens our capabilities in manufacturing irregular components for AI servers and robotics via CNC milling.

Intellectual Property

As of as of the date of this annual report, the Company has 63 patents and 6 registered trademarks in the PRC, including 58 utility model patents, 1 appearance design patents and 4 invention model patents.

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

The Foreign Investment Law and the Regulation apply the administrative system of pre-establishment national treatment plus negative list to foreign investment and clarify the state shall develop a catalogue of industries for encouraging foreign investment to specify the industries, fields, and regions where foreign investors are encouraged and directed to invest, which refers to the Catalogue of Industries for Guiding Foreign Investment Industries (amended in 2022) (the “Catalogue”). Specifically, the special administrative measures to be implemented are the restricted and prohibited industry categories as well as encouraged industry categories having shareholding and executive management requirements prescribed in the Catalogue (the Special Administrative Measures for the Access of Foreign Investment) specified in the Catalogue was replaced by the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2018 Version), and the Catalogue of Industries for Encouraged Foreign Investment specified in the Catalogue was replaced by the Catalogue of Industries for Encouraged Foreign Investment (2019 Version).

With respect to the establishment and operation of foreign-invested enterprises, or FIE, the MOFCOM and NDRC, promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version) (the “2024 Negative List”) on September 6, 2024, which became effective on November 1, 2024. The 2024 Negative List replace the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version) and serve as the main basis for management and guidance for the MOFCOM and NDRC to manage and supervise foreign investments. Those industries not set out on the 2024 Negative List shall be classified as industries permitted for foreign investment. The negative List is subject to review and update by the PRC government from time to time. None of our businesses are on the 2024 Negative List. Therefore, the Company is able to conduct its business through its operating subsidiaries without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

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

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiary

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; Foreign Investment Law of the People’s Republic of China; and Implementing Rules of the Foreign Investment Law. Under the aforesaid laws and regulations, capital contributions to our PRC subsidiaries are subject to the registration with SAMR in its local branches, report submission to the MOFCOM in its local branches and registration with a local bank authorized by the SAFE. Shareholder loans made by offshore parent holding companies to their PRC Entities are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange. Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC Entities shall be registered with SAFE.

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

Under the Foreign Trade Law of the PRC, and the Measures for the Record-Filing and Registration of Foreign Trade Operators promulgated by the MOFCOM on June 25, 2004, and most recently amended on May 10, 2021, foreign trade operators which engage in the import and export of goods shall go through the record-filing and registration with the MOFCOM or an authority authorized by the MOFCOM, unless laws, administrative regulations and rules of the MOFCOM provide that it is unnecessary to go through such formalities. On December 30, 2022, Article 9 of the Foreign Trade Law of the PRC was deleted by the SCNPC. Starting from December 30, 2022, the foreign trade operators are no longer required to go through record filing and registration to handle the declaration and clearance formalities of imports and exports

Pursuant to the Administrative Provisions of the Customs of the PRC on Record-filing of Customs Declaration Entities promulgated by the General Administration of Customs on November 19, 2021 and became effective on January 1, 2022, a consignor or consignee of imported and exported goods shall go through customs declaration entity record-filing formalities with the competent customs in accordance with the applicable provisions. Customs declaration entities may handle customs declarations business within the customs territory of the PRC.

According to the Customs Law of the People’s Republic of China, promulgated by the SCNPC on January 22, 1987, most recently amended on April 29, 2021, unless otherwise provided for, the declaration of import or export goods and the payment of customs duties may be made by the consignees or consigners themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the PRC customs authority. Tariff Law of the People’s Republic of China, promulgated by the State Council on April 26, 2024, and became effective as from December 1, 2024, further stipulated that, goods which the People’s Republic of China permit to be imported or exported and inbound items shall be subject to the collection of tariffs by customs authorities in accordance with the provisions hereof and relevant laws and administrative regulations. The consignees of imported goods, consigners of exported goods or owners of inward articles shall undertake the obligation of the payment of customs duties. The State Council also promulgated implementation rules and tariff schedules to regulate the items and rates of the customs duties.

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

In September 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, which became effective in June 1991 and amended in 2001, 2010 and 2020 respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Centre of China.

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

Patent

According to the Patent Law of the People’s Republic of China promulgated by the SCNPC in 1984 and amended in 1992, 2000, 2008 and 2020, respectively, a patentable invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for a design, starting from the application date.

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

According to the Administrative Regulations on the Housing Provident Fund, implemented since April 3, 1999 and latest amended on March 24, 2019, any newly established entity shall make deposit registration at the housing accumulation fund management center within 30 days as of its establishment. After that, the entity shall open a housing accumulation fund account for its employees in an entrusted bank. Within 30 days as of the date an employee is recruited, the entity shall make deposit registration at the housing accumulation fund management center and transfer or seal up the employee’s housing accumulation fund account in the bank mentioned above within 30 days from termination of the employment relationship. Any entity that fails to make deposit registration of the housing accumulation fund or fails to open a housing accumulation fund account for its employees shall be ordered to complete the relevant procedures within a prescribed time limit. Any entity failing to complete the relevant procedure within the time limit will be fined RMB10,000 to RMB50,000. Any entity fails to make payment of housing provident fund within the time limit or has shortfall in payment of housing provident fund will be ordered to make the payment or make up the shortfall within the prescribed time limit, otherwise, the housing provident management center is entitled to apply for compulsory enforcement with the People’s Court.

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

Regulation Related to Stock Incentive Plans

SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. The domestic qualified agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the domestic qualified or other material changes. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.

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

Value-Added Tax

Pursuant to the Value-added Tax Law of the People’s Republic of China promulgated on December 25, 2024, which will come into effect from January 1, 2026, entities and individuals engaged in the sale of goods, services, intangible assets, or real estate within China, or importing goods to China, shall be identified as taxpayers of value-added tax, and shall pay value-added tax. The sale of goods, services, intangible assets, or real estate refers to the transfer of ownership of goods or real estate for a consideration, the provision of services for a fee, or the transfer of ownership or use rights of intangible assets for a consideration. For taxpayers selling goods, processing, repair or fitting services, or tangible movable property leasing services; or importing goods, the tax rate shall be 13%, unless otherwise specified; for taxpayers selling transportation, postal, basic telecommunications, construction, or real estate leasing services, selling real estate, transferring land use rights, or selling or importing specified goods, the tax rate shall be 9%.unless otherwise specified; for taxpayers selling services or intangible assets, the tax rate shall be 6%, unless otherwise specified; for taxpayers exporting goods, the tax rate shall be zero, except as otherwise provided by the State Council; for entities and individuals within China engaging in cross-border sales of services or intangible assets within the scope defined by the State Council, the tax rate shall be zero.

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

D.	Property, Plant and Equipment

Status of the Company’s properties are as below:

No.	Address	Property Ownership Certificate No.	Purpose	Area (square meter)	Status
1	Building 10, No.4 of Kechuang Rd., Guangfo Industrial Park, Tangtang Town, Fogang County, Qingyuan, Guangdong Province, PRC	D44878100166, D44878100167, D44878100168, D44878100169, D44878100170.	Office & Factory	76180.11	Owned
2	No.8 of Jingqiang Rd., 138 Industrial Zone, Kengzi Town, Pingshan District, Shenzhen, Guangdong Province, PRC	N/A	Office & Factory	7,560	Rented
3	Room 1-350, Area A, Service Trade Zone, No. 268, Lidao Road, Baguazhou Street, Qixia District, Nanjing, Jiangsu Province, PRC	N/A	Office	30	Rented
4	Room 301, Building B, No. 8, Jingqiang Road, 138 Industrial Zone, Xiuxin Community, Kengzi Street, Pingshan District, Shenzhen, Guangdong Province, PRC	N/A	Office	50	Rented
	Room101,Building 3, No.4 of Kechuang Rd., Guangfo Industrial Park, Tangtang Town, Fogang County, Qingyuan, Guangdong Province, PRC	D44878136696	Factory	1180.43	Rented
	Room201,Building 3, No.4 of Kechuang Rd., Guangfo Industrial Park, Tangtang Town, Fogang County, Qingyuan, Guangdong Province, PRC	D44878136702	Factory	1241.91	Rented
	Room102,Building 3, No.4 of Kechuang Rd., Guangfo Industrial Park, Tangtang Town, Fogang County, Qingyuan, Guangdong Province, PRC	D44878137688	Factory	784.27	Rented
	Room202,Building 3, No.4 of Kechuang Rd., Guangfo Industrial Park, Tangtang Town, Fogang County, Qingyuan, Guangdong Province, PRC	D44878159598	Factory	839.96	Rented
	No.7 of Jingqiang Rd., 138 Industrial Zone, Kengzi Town, Pingshan District, Shenzhen, Guangdong Province, PRC	N/A	Office& Factory	8295	Rented

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

The following discussion and analysis of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information-D. Risk Factors” and elsewhere in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating results.

Business Overview

ZJK Industrial Co., Ltd., (“Zhongjinke,” or the “Company”) is a holding company incorporated in the Cayman Islands on May 11, 2022. We have no material operations of our own, and conducts substantially all of our operations through Shenzhen Zhongjinke Hardware Products Co., Ltd., which we refer to as “Zhongjinke Shenzhen,” Zhongke Precision Components (Guangdong) Co., Ltd. and our other subsidiaries. We, through operating through the consolidated subsidiaries in the People’s Republic of China (the “PRC” or “China”), are a high-tech enterprise specialized in manufacturing and sale of precision fasteners, structural parts and other precision metal parts products applied in intelligent electronic equipment and new energy vehicles. With about twelve-year involvement in precision metal parts manufacturing industry, we have a professional team, a series of highly automated and precise manufacturing equipment, stable and strong customer group, and complete quality management systems. We mainly offer: (i) standard screws; (ii) precision screws and nuts; (iii) high-strength bolts and nuts; (iv) turning and Computer Numerical Control machining parts; (v) Surface Mounting Technology for miniature parts packaging; (vi) technology service for research and development from professional engineering team. Our headquarter is located in Shenzhen, China.

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

The factors mentioned above do not list all the material risk factors that may affect our financial condition and results of operations. The above-mentioned risks and others are discussed in more detail in the caption “Item 3. Key Information - D. Risk Factors” of this annual report.

Results of Operations

Comparison of Results of Operations for Fiscal Years Ended December 31, 2024 and 2025

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this filing. The results of operations in any period are not necessarily indicative of our future trends.

(Amounts expressed in U.S. dollars, except share data and per share data, or otherwise noted)

	For the years ended December 31,		Variance
	2024	2025	Amount	%
Revenues	$37,809,465	$56,103,853	$18,294,388	48.39%
Cost of revenues	(24,244,227)	(31,602,432)	(7,358,205)	30.35%
Gross profit	13,565,238	24,501,421	10,936,183	80.62%
General and administrative expenses	(6,705,791)	(6,750,220)	(44,429)	0.66%
Selling and marketing expenses	(4,711,294)	(7,169,559)	(2,458,265)	52.18%
Research and development costs	(548,122)	(1,113,058)	(564,936)	103.07%
Gain/(loss) from disposal of property, plant and equipment	34,878	(4,041)	(38,919)	(111.59)%
Income from operations	1,634,909	9,464,543	7,829,634	478.90%
Total other income, net	3,292,853	4,357,430	1,064,577	32.33%
Income before income tax provision	4,927,762	13,821,973	8,894,211	180.49%
Income tax provision	(1,264,933)	(3,668,171)	(2,403,238)	189.99%
Net income	3,662,829	10,153,802	6,490,973	177.21%
Net loss attributable to non-controlling interests	(19,894)	(31,233)	(11,339)	57.00%
Net income attributable to company’s shareholders	$3,682,723	$10,185,035	$6,502,312	176.56%

Revenues

Our revenues mainly represent revenues from product sales. For the years ended December 31, 2024 and 2025, our total revenues were US$37.81 million and US$56.10 million, respectively. Revenues from customers in China accounted for 86.79% and 87.22% of the total revenue for the years ended December 31, 2024 and 2025, respectively.

Our revenues from sales of hardware products increased by US$18.29 million or approximately 48.39% to US$56.10 million for the year ended December 31, 2025 from US$37.81 million for the year ended December 31, 2024. This increase was driven by a rise in sales volume, which grew by 28.54%, along with higher average unit sales prices.

For screws products, the sales volume and the average unit sales price for the year ended December 31, 2025 increased by 25.80% and 10.06%, respectively, compared to that for the year ended December 31, 2024, contributing an increase of US$6.92 million in revenue. The revenue growth from screws products was primarily driven by the transition of related products into stable mass production stage, along with the expansion of delivery coverage and the sustained release of downstream demand, which led to economies of scale through increased production capacity. Additionally, new projects with better product positioning and enhanced market competitiveness entered mass production, resulting in an increase in average unit sales price.

For turned parts, the sales volume for the year ended December 31, 2025 increased by 38.09% with a slight decrease in average unit sales price, compared to that for the year ended December 31, 2024, contributing an increase of US$6.59 million in revenue. This growth was mainly due to the increased market demand, supported by favorable consumption subsidy policies, combined with the successful transition of new projects into the mass production stage and the further expansion of our product delivery coverage.

For stamping parts, the sales volume and the average unit sales price for the year ended December 31, 2025 increased by 147.81% and 1.02%, respectively compared to that for the year ended December 31, 2024, contributing an increase of US$3.84 million in revenue. Such growth was primarily driven by the new projects launched in 2025, which involved complex product structures and higher technical requirements. At the same time, the increased material consumption and more sophisticated processing requirements led to higher unit costs, which in turn resulted in higher value-added pricing.

Cost of revenues

Cost of revenues mainly consists of (i) raw materials, (ii) direct and indirect labor and related benefits, and (iii) manufacturing overhead that is directly attributable to the production process.

Our cost of revenues increased by 30.35% from US$24.24 million for the year ended December 31, 2024 to US$31.61 million for the year ended December 31, 2025, which was mainly due to the increasing sales volume of our products.

Gross profit and gross profit margin

Gross profit represents our net revenues less cost of revenues. Our gross profit margin represents our gross profit as a percentage of our net revenues.

The following table sets forth the overall gross profit margin:

	For the years ended December 31,		Variance
	2024	2025	Amount	%
Revenues	$37,809,465	$56,103,853	$18,294,388	48.39%
Cost of revenues	(24,244,227)	(31,602,432)	(7,358,205)	30.35%
Gross profit	$13,565,238	$24,501,421	$10,936,183	80.62%
Gross profit margin	35.88%	43.67%	7.79%

Gross profit increased by US$10.93 million or approximately 80.62%, to US$24.50 million for the year ended December 31, 2025 from US$13.57 million for the year ended December 31, 2024. Our gross profit increased mainly due to the increased sales volume and the increased average unit sales price of our hardware products.

The gross profit margin increased to 43.67% for the year ended December 31, 2025 from 35.88% for the year ended December 31, 2024, mainly due to (i) an increase in average unit sales prices, supported by a shift towards more complex, high-precision, and value-added products, which improved our market competitiveness; (ii) a decrease in average unit costs, due to the optimization of our production technology and economies of scale resulting from increased production volumes; and (iii) the successful transition of new projects into mass production, which helped to dilute fixed costs and contributed to overall margin expansion.

General and administrative expenses

General and administrative expenses primarily consist of (i) professional service fees, (ii) salaries and benefits for administrative personnel, (iii) provision for credit losses and asset impairments, and (iv) office expense.

The general and administrative expenses remained relatively stable, increasing by US$0.04 million, or approximately 0.66%, to US$6.75 million for the year ended December 31, 2025 from US$6.71 million for the year ended December 31, 2024, which was primarily attributable to (i) an increase of US$1.11 million in provision for credit losses and asset impairments, primarily resulting from a full impairment recognized on certain long-term prepayments for equipment following a prudent assessment of the recoverability, (ii) an increase of US$0.48 million in salaries and benefits for administrative personnel due to an increase of employee headcounts resulting from our business growth, and were largely offset by (iii) a decrease of US$1.31 million in professional service fees due to the non-recurrence of consulting fees incurred in connection with our initial public offering in 2024.

Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) sales commission paid to generate sales and expand the market, (ii) freight for selling activities, (iii) salaries and benefits for sales and marketing personnel, and (iv) business entertainment expenses.

The selling and marketing expenses increased by US$2.46 million or approximately 52.18%, to US$7.17 million for the year ended December 31, 2025 from US$4.71 million for the year ended December 31, 2024, which was primarily due to (i) an increase of US$1.72 million in sales commission resulting from business expansion into markets such as North America, Singapore, and Taiwan, China, (ii) an increase of US$0.48 million in salaries and benefits for sales and marketing personnel due to higher headcounts to support our business expansion, and (iii) an increase of US$0.23 million in freight costs for sale of products mainly reflecting expanded overseas shipping demands.

Research and development expenses

Research and development expenses primarily include (i) salaries and benefits for research and development personnel, (ii) material consumption, and (iii) depreciation expenses.

The research and development expenses increased by US$0.56 million or approximately 103.07%, to US$1.11 million for the year ended December 31, 2025 from US$0.55 million for the year ended December 31, 2024, which was primarily attributable to (i) an increase of US$0.40 million in material consumption driven by a growing number of product development projects and the transition of several projects into the trial production stage, and (ii) an increase of US$0.17 million in salaries and benefits for research and development personnel, reflecting performance-based salary adjustments to retain core technical staff.

Gain/(loss) from disposal of property, plant and equipment

We record a loss from disposal of property, plant and equipment of US$4,041 for the year ended December 31, 2025, compared to a gain of US$34,878 for the year ended December 31, 2024. This change was primarily due to the routine retirement and replacement of certain aged equipment during the ordinary course of business.

Income from operations

As a result of the foregoing, our income from operations increased by US$7.83 million or approximately 478.90%, to US$9.46 million for the year ended December 31, 2025 from US$1.63 million for the year ended December 31, 2024.

Other income, net

Other income, net mainly includes (i) share of profits from equity method investment, (ii) interest income, (iii) government grants and (iv) rental income.

Other income, net increased by US$1.07 million, or approximately 32.33%, to US$4.36 million for the year ended December 31, 2025 from US$3.29 million for the year ended December 31, 2024, which was primarily attributable to (i) an increase in investment income of US$0.79 million generated from long-term equity investment in PSM-ZJK Fasteners (Shenzhen) Co., Ltd, (ii) an increase of US$0.23 million in interest income from structured deposits and time deposits.

Income tax provision

The provision for income taxes increased by US$2.41 million, or approximately 189.99%, to US$3.67 million for the year ended December 31, 2025 from US$1.26 million for the year ended December 31, 2024, mainly attributable to an increase of taxable income resulting from business expansion.

Net income

As a result of the foregoing, our net income increased by US$6.49 million, or approximately 177.21%, to US$10.15 million for the year ended December 31, 2025 from US$3.66 million for the year ended December 31, 2024.

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

As of December 31, 2025, we had cash and cash equivalents of US$14.35 million, positive working capital of US$27.43 million and total equity of US$43.47 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, the ability to generate sufficient revenue in the future, our operating and capital expenditure commitments, and our ability to raise funds through certain financing measures such as bank borrowing.

We finance our operations through our initial public offering and short-term loans provided by banks in China, as presented in Note 16 Ordinary Shares and Note 9 Short-term Bank Borrowings of our consolidated financial statements. As of December 31, 2025, we do not have any outstanding short-term loans.

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

Cash Flows

Comparison of Cash Flows for the Years Ended December 31, 2023, 2024 and 2025

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2023	2024	2025
Net cash provided by operating activities	$4,116,374	$5,342,539	$6,559,811
Net cash provided by/(used in) investing activities	1,294,473	(2,803,456)	(2,582,113)
Net cash (used in)/provided by financing activities	(2,949,253)	6,746,625	(1,011,513)
Effect of exchange rate changes	(76,136)	(135,026)	369,361
Net change in cash and cash equivalents	$2,385,458	$9,150,682	$3,335,546
Cash, cash equivalents and restricted cash at the beginning of year	1,516,314	3,901,772	13,052,454
Cash, cash equivalents and restricted cash at the end of year	$3,901,772	$13,052,454	$16,388,000

Operating Activities

For the year ended December 31, 2025, our net cash provided by operating activities was US$6.56 million, which was primarily attributable to (i) our net income of US$10.15 million, (ii) an adjustment of deducted non-cash items of a net amount of US$2.40 million, mainly inclusive of share of income equity method investments, share-based compensation, provision for credit loss, provision for impairment, provision for inventories, depreciation and amortization, and other non-cash items, (iii) changes in working capital that positively affected the cash flow from operating activities, primarily including (a) a total increase of US$3.87 million in accounts payable and notes payable mainly for the growth in our sales volume, which led to an increase in procurement; (b) an increase of US$1.72 million in income tax payable mainly due to an increase of taxable income and non-deductible expenses, and were partially offset by (iv) changes in working capital that negatively affected the cash flow from operating activities, primarily including (a) a total increase of US$6.85 million in accounts receivable and accounts receivable-due from related parties mainly for the increase in sales of products sold to both third parties and related parties, and (b) an increase of US$5.44 million in inventories due to the expansion of our sales scale and the increase of our stock level.

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

Investing Activities

For the year ended December 31, 2025, our net cash used in investing activities was US$2.58 million which was primarily attributable to (i) US$5.57 million in capital expenditures for the purchase of machinery, equipment, and leasehold improvements, and was partially offset by (i) US$2.59 million in dividends received from long-term investments, and (ii) US$0.43 million in proceeds from short-term investments.

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

Financing Activities

For the year ended December 31, 2025, our net cash used in financing activities was US$1.01 million, which was primarily attributable to (i) net repayments of short-term bank borrowings of US$1.25 million, and was offset by (i) US$0.13 million in capital injection from a non-controlling shareholder of a subsidiary, and (ii) net proceeds of US$0.10 million from related party loans.

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

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the construction of plant and purchase of fixed assets for our business expansion. Our capital expenditures amounted to US$2.52 million and US$5.66 million for the years ended December 31, 2024 and 2025, respectively. We plan to fund our future capital expenditures with our existing cash and cash equivalents balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitments	$4,214,279	$841,825	$1,037,153	$497,224	$1,838,077
Related party loans	251,689	251,689	—	—	—
Total	$4,465,968	$1,093,514	$1,037,153	$497,224	$1,838,077

Other than those shown above, we did not have any significant capital and other commitments as of December 31, 2025.

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

C. Research and Development, Patents and Licenses, etc.

Please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

D. Trend Information.

Other than as disclosed herein, we are not aware of any trends, uncertainties, demands, commitments or events as of December 31, 2025 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Significant accounting estimates reflected in our consolidated financial statements include, but not limited to revenue recognition, provision for credit losses, inventory write-off and reserve, the useful lives and impairment of long-lived assets and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates.

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

Accounts receivable is recognized and carried at original invoiced amount net of provision of credit losses. We have developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. We consider historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses.

As of December 31, 2025, 97.06% of accounts receivable was within 180 days, 2.09% of accounts receivable was between 180 days to 360 days, the remaining 0.85% of accounts receivable was over one year. As of April 27, 2026, 80.50% of accounts receivable balance has been collected subsequently.

As of December 31, 2025, 100% of accounts receivable – related parties were within 180 days. As of April 27, 2026, 68.37% of accounts receivable - related parties has been collected subsequently.

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

Property, plant and equipment, net

Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight-line method based on the estimated useful lives and residual value of the assets as follows:

Category	Useful lives	Estimated residual value
Buildings	20 years	5%
Machinery and equipment	10 years	10%
Motor Vehicles	5 years	10%
Furniture and fixtures	5 years	5%
Electronic office equipment	3 years	5%
Leasehold improvements	1.5 to 10 years	0%

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

A contract asset is recorded when we have transferred products or services to the customer before payment is received or is due, and our right to consideration is conditional on future performance in the contract. We did not recognize any contract asset as of December 31, 2024 and 2025. The timing between the recognition of revenue and receipt of payment is not significant. A contract liability exists when we have received consideration but has not transferred the related goods or services to the customer. We did not recognize any contract liabilities as of December 31, 2024 and 2025.

Return Rights & Warranty

Regardless of delivery channels, we generally provide warranty period of one year and customers are required to perform product quality check upon acceptance of delivery. The warranty covers only production defects and offers to replace the defective products with new products during warranty period. Customers do not have the option to purchase the warranty separately, nor the warrant provides a service in addition to assurance. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. As of December 31, 2024 and 2025, we accrue refund liability of nil and US$182,323 related to the return rights for product quality issues on the consolidated balance sheets.

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

There was no uncertain tax positions for the years ended December 31, 2023, 2024 and 2025.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Ning Ding	50	Chief Executive Officer, Chief Financial Officer, Chairman and Director
Kai Huang	42	Director
Ming Tak Tam	76	Independent Director
Haofeng Gao	33	Independent Director
Rongfu Zheng	37	Independent Director

The following is a brief biography of each of our executive officers and directors:

Ning Ding has been serving as our Director since May 2022, our Chief Executive Officer since May 2023, our Chief Financial Officer since December 2025 , and chief executive officer of Zhongjinke Shenzhen since October 2018. Since November 2021, Mr. Ding has also been serving as a Director of PSM-ZJK Fasteners (Shenzhen) Co., Ltd, a subsidiary which the Company indirectly owns 49% of equity interests. He has more than twenty years of experience in the manufacturing industry. From April 2016 to October 2018, Mr. Ding served as senior manager in PennEngineering & Manufacturing Corp. Mr. Ding served as senior manager in Yingfeng Global Technology (Shenzhen) Co., Ltd., a subsidiary of Stanley Engineered Fastening from October 2001 to April 2016. From March 2000 to October 2001, Mr. Ding served as manager in Huawei Technologies Co., Ltd. Mr. Ding holds a bachelor’s degree with a major in foreign trade and a master’s degree with a major in management engineering from Hangzhou Dianzi University. We believe that Mr. Ding’s experience in the manufacturing industry and extensive knowledge of the Company from his various roles on the management team qualify him to serve on our board of directors.

Kai Huang has been our Director since May 2022. Kai Huang had also served as our Chief Financial Officer until December 18, 2025. He has more than 15 years of experience in finance and operations. He has been serving as executive director of Shenzhen Qianhai Shiwei Science Co., Ltd. since February 2021. From July 2020 to March 2022, he served as Chairman of Hagong Equity Investment Management Chengdu Co., Ltd. From May 2019 to December 2019, he served as President and director of Fujian Start Group Co., Ltd. From January 2017 to April 2019, he served as managing director of Zhejiang Zheshang Chanrong Asset Management Co., Ltd. From January 2012 to December 2016, Mr. Huang served as the Principal of Shenzhen Office of Minmetals International Trust Co., Ltd. From July 2007 to December 2011, he served as Senior Manager of China Merchants Bank Co Ltd. Mr. Huang holds a bachelor’s degree with a major in information system and information management from Hohai University and an MBA degree from the Chinese University of Hong Kong.

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

For the year ended December 31, 2025, we paid approximately RMB2,206,334 (US$307,683) in cash and benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2025 Equity Incentive Plan

The following paragraphs describe the principal terms of the 2025 Equity Incentive Plan:

Type of Awards. The 2025 Equity Incentive Plan permits the awards of options (including incentive stock options and nonqualified stock options), stock bonus awards, restricted stock awards, deferred shares, performance awards, and other types of awards approved by the committee.

Plan Administration. The board of directors, or a committee appointed by the board, will administer the 2025 Equity Incentive Plan. The committee may also delegate the authority to grant and administer awards to one or more officers for eligible persons who are not directors or executive officers. The plan administrator will determine, among others, the participants to receive awards, the number of shares to be covered by each award, the form of award agreements, and the terms and conditions of each award.

Award Agreement. Awards granted under the 2025 Equity Incentive Plan are evidenced by a stock option agreement, stock award agreement, or performance agreement, as applicable, that sets forth the specific terms and conditions of the award. These agreements may specify the term, the vesting schedule, the provisions applicable in the event that the awardee’s employment or service terminates, and the administrator’s authority to amend, modify, or cancel the award.

Eligibility. We may grant awards to our employees, directors, and consultants. However, incentive stock options may only be granted to our employees or employees of our parent or subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement. The vesting may also be further conditioned upon the attainment of specific performance objectives established by the committee.

Exercise of Awards. The plan administrator determines the exercise or purchase price, as applicable, the payment methods, and the time or times of exercise for each award, which are stated in the relevant award agreement. However, the maximum exercisable term for an option is ten years from the date of grant (or five years for incentive stock options granted to a 10% owner).

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2025 Equity Incentive Plan, applicable law, or the relevant award agreement. For example, incentive stock options are non-transferable except by will or the laws of descent and distribution, while nonqualified stock options may be transferred to family members if provided in the agreement or approved by the committee.

Clawback, Anti-Hedging and Anti-Pledging. All awards granted under the 2025 Equity Incentive Plan are subject to recoupment in accordance with any clawback, recovery, or recoupment policy we may adopt, including repayment or forfeiture in the event of certain financial restatements. Furthermore, covered individuals are prohibited from hedging their ownership positions in our ordinary shares, pledging shares as collateral for loans, or purchasing our ordinary shares on margin.

Termination and Amendment. The 2025 Equity Incentive Plan became effective on June 20, 2025, and unless terminated earlier, has a term of ten years from its effective date. Our board of directors may at any time terminate, amend, or modify the 2025 Equity Incentive Plan, subject to the approval of our shareholders for any amendment that is required by applicable law, regulation, or stock exchange rules.

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

As of the date of this annual report, the Company has 542 full-time employees. The following is a list of our employees in each department as of the date of this annual report:

Categories	Number	Proportion
Sales	7	1.3%
R&D	33	6.1%
Quality Control (“QC”)	122	22.5%
Production	291	53.7%
Office and administration	89	16.4%
Total	542	100.00%

E.	Share Ownership

Information regarding the ownership of the Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Report.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding Class A Ordinary Shares or Class B Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares and/or Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 55,322,249 Class A Ordinary Shares and 9,000,000 Class B Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them.

Name and Address of Beneficial Owner(1)	Class A Ordinary Shares Beneficially Owned	Class B Ordinary Shares Beneficially Owned	Voting Power*
Directors and Named Executive Officers of the Company
Ning Ding (2)	31,706,966	6,000,000	65.08%
Kai Huang (3)	7,824,000	1,800,000	19.00%
Ming Tak Tam	—	—	—%
Haofeng Gao	—	—	—%
Rongfu Zheng	—	—	—%
All Directors and Executive Officers of the Company as a Group (5 Individuals)	39,530,966	7,800,000	84.08%

5%+ Holders(1)
DNR Technology Co., Ltd. (2)	31,406,966	6,000,000	64.98%
Vimisci Holding Limited (3)	7,824,000	1,800,000	19.00%

* Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to 30 votes per Class B Ordinary Share.

Each Class B Ordinary Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such Share, into one fully paid and non-assessable Class A Ordinary Share. All conversions of Class B Ordinary Shares to Class A Ordinary Shares shall be effected by way of redemption or repurchase by the Company of the relevant Class B Ordinary Shares and the simultaneous issue of Class A Ordinary Shares in consideration for such redemption or repurchase.

(1) Unless otherwise indicated, the business address of each of the individuals is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(2) Represents 300,000 Class A Ordinary Shares directly owned by Ning Ding and 31,406,966 Class A Ordinary Shares directly owned by DNR Technology Co., Ltd., which is wholly owned by Ning Ding. DNR Technology Co., Ltd. is a limited liability company incorporated under the British Virgin Islands laws. The address of DNR Technology Co., Ltd. is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over DNR Technology Co., Ltd. is Ning Ding.

(3) Represents 7,824,000 Class A Ordinary Shares directly owned by Vimisci Holding Limited, which is wholly owned by Kai Huang. Vimisci Holding Limited is a limited liability company incorporated under the British Virgin Islands laws. The address of Vimisci Holding Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Vimisci Holding Limited is Kai Huang.

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

Material Transactions with Related Parties

Related parties:

Name of related parties	Relationship with the Company
PSM-ZJK	49% owned by Zhongjinke Shenzhen; Mr. Ning Ding serves as a Director of PSM-ZJK
ZhongJinKe Fastener CO., Ltd	Controlled by Jieke Zhu
Shenzhen Qianhaishi Micro Science Co., Ltd	Controlled by Kai Huang
Ning Ding	Chief Executive Officer, Chief Financial Officer and a Director of the Company
Kai Huang(1)	Director and former Chief Financial officer of the Company
Kai Ding(2)	A shareholder of the Company, owning 0.54% of the Class A Ordinary Shares of the Company
Dongxin Zhou	A shareholder of the Company, owning 0.73% of the shares of the Company
Jieke Zhu	A shareholder of the Company, owning 0.85% of the shares of the Company
Minghui Zhu	Father of Jieke Zhu

Huiming Liu	A shareholder of the Company, owning 5.00% of the shares of the Company
Chaoyong Xu	A shareholder of the Company, owning 5.00% of the shares of the Company
Qianrui Ding	Daughter of Ning Ding
Baozhen Zhu	Wife of Ning Ding
Meigui Zeng	Wife of Huiming Liu
DNR TECHNOLOGY CO., LTD.	A shareholder of the Company, owning 56.77% of the shares of the Company
NEWMICRO HOLDING LIMITED	A shareholder of the Company, owning 4.15% of the shares of the Company
JINSHAN INTERNATIONAL INVESTMENT CO.,LTD.	A shareholder of the Company, owning 4.15% of the shares of the Company
KKD HOLDING LIMITED.	A shareholder of the Company, owning 2.16% of the shares of the Company
VIMISCI HOLDING LIMITED	A shareholder of the Company, owning 14.14% of the shares of the Company

(1) Kai Huang resigned as the Company’s Chief Financial Officer in December 2025.

(2) Kai Ding resigned as the Company’s director in May 2023.

i) Related party balances

Accounts receivable-due from related parties:

	As of December 31,
	2024	2025
Name of related party	$US	$US
PSM ZJK (1)	9,165,068	11,227,799
Total	9,165,068	11,227,799

(1) The accounts receivable from PSM-ZJK represent the Company’s sale of products to PSM-ZJK. As of the date of this annual report, 68.37% of accounts receivable due from PSM-ZJK has been collected subsequently.

Other receivables-due from related parties:

		As of December 31,
		2024	2025
		$US	$US
Name of related parties	Nature
Baozhen Zhu	Loan to related parties	—	5,152
Meigui Zeng	Loan to related parties	—	5,152
Dongxin Zhou(1)	Loan to related parties	—	2,145
Kai Huang	Loan to related parties	68,500	—
PSM-ZJK	Rent receivables	1,097	—
Ning Ding	Expenses paid on behalf of related parties	179,246	489,645
Chaoyong Xu	Expenses paid on behalf of related parties	—	37,992
Huiming Liu	Expenses paid on behalf of related parties	—	37,992
Jieke Zhu	Expenses paid on behalf of related parties	392	5,717
Dongxin Zhou	Expenses paid on behalf of related parties	—	5,584
Kai Ding	Expenses paid on behalf of related parties	—	5,198
DNR TECHNOLOGY CO., LTD. (1)	Expenses paid on behalf of related parties	—	2,628
NEWMICRO HOLDING LIMITED(1)	Expenses paid on behalf of related parties	—	150
JINSHAN INTERNATIONAL INVESTMENT CO.,LTD. (1)	Expenses paid on behalf of related parties	—	150
KKD HOLDING LIMITED. (1)	Expenses paid on behalf of related parties	—	915
VIMISCI HOLDING LIMITED(1)	Expenses paid on behalf of related parties	—	47
Total		249,235	598,467

(1) As of the date of this annual report, other receivables due from related parties have not been collected yet. The Company expects to collect other receivables due from DNR TECHNOLOGY CO., LTD., NEWMICRO HOLDING LIMITED, JINSHAN INTERNATIONAL INVESTMENT CO.,LTD., KKD HOLDING LIMITED. and VIMISCI HOLDING LIMITED before December 2026, according to the historical collection of other receivables and loans due from related parties.

Other payables-due to related parties:

		As of December 31,
		2024	2025
		$US	$US
Name of related parties	Nature
Ning Ding(1)	Sales Compensation	1,497,596	1,665,314
Kai Ding(1)	Sales Compensation	—	306,666
Kai Huang(2)	Loan from related parties	136,999	142,998
Ning Ding(2)	Loan from related parties	—	108,691
Ning Ding(3)	Expenses paid on behalf of the Company	89,540	95,055
ZhongJinKe Fastener CO.,Ltd	Expenses paid on behalf of the Company	51,320	—
Jieke Zhu	Expenses paid on behalf of the Company	290	—
Kai Ding	Expenses paid on behalf of the Company	2,430	—
Qianrui Ding(3)	Services provided by related parties	—	3,500
Total		1,778,175	2,322,224

(1)	As of the date of this annual report, the balance is $2,169,304.

(2)	Other payable due to Kai Huang and Ning Ding represents a long-term interest-free loan. As of the date of this annual report, the balance has not been repaid.

(3)	Due to such parties represent expenses paid on behalf of the Company by these related parties, mainly including business entertainment expenses, travel expenses, and other miscellaneous expenses related to business activities. As of the date of this annual report, the other payables due to Ning Ding have not been repaid.

ii) Related party sales:

The Company mainly entered into the following transactions with related parties:

	For the years ended December 31,
	2023	2024	2025
	$US	$US	$US
Related party sales
PSM ZJK (1)	15,093,811	16,559,102	20,375,169

Sales Compensation
Ning Ding (2)	1,149,836	1,073,615	889,814
Kai Ding (3)	35,784	292,141	434,549

Loans to related parties
Kai Ding	—	(73,451)	(69,727)
Baozhen Zhu	—	—	(5,152)
Meigui Zeng	—	—	(5,152)
Dongxin Zhou	(14,105)	—	(2,092)
Ning Ding	(202,348)	(412,129)	—
Kai Huang	—	(69,509)	—
PSM-ZJK	(37,020)	—	—

Loan from related parties
Ning Ding	—	—	383,318

Repayments of loans from related parties
Ning Ding	—	—	(276,752)
Shenzhen Qianhaishi Micro Science Co., Ltd	—	(83,411)	—
Chaoyong Xu	(33,133)	—	—
Huiming Liu	(28,210)	—	—
Jieke Zhu	(2,412)	—	—
Dongxin Zhou	(2,073)	—	—

Collection of loans to related parties
Kai Ding	—	73,451	69,727
Kai Huang	—	—	70,512
Ning Ding	—	472,518	—
PSM-ZJK	37,020	—	—
Dongxin Zhou	14,105	—	—

Rental income
PSM-ZJK (4)	70,773	69,753	66,643

(1)	For the period from January 1, 2026 to the date of this annual report, the sales amount of products sold to PSM ZJK by the Company is $5,352,829.

(2)	For the period from January 1, 2026 to the date of this annual report, the sales compensation of Ning Ding is $260,882.

(3)	For the period from January 1, 2026 to the date of this annual report, the sales compensation of Kai Ding is $118,834.

(4)	For the period from January 1, 2026 to the date of this annual report, the rental income from PSM ZJK is $22,214.

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

On September 12, 2024, we obtained credit facilities from China Merchants Bank Shenzhen Branch of RMB 15,000,000 (US$2,085,274) within 1 year, which was secured by Mr. Ning Ding, the Chief Executive Officer and Director of the Company, and his spouse Ms. Baozhen Zhu. On October 18, 2024, we utilized the above credit facilities and obtained RMB5,000,000 (US$695,091) borrowings from China Merchants Bank Shenzhen Branch. These borrowings carried a three-month term and an interest rate of 3.00%, and we fully repaid the principal and interest on January 20, 2025. On November 29, 2024, again leveraging the same credit facilities, we obtained borrowings of RMB4,500,000 (US$625,582) from China Merchants Bank Shenzhen Branch with a two-month term and an interest rate of 2.90%, and we fully repaid the principal and interest on February 5, 2025. Subsequently, on May 30, 2025, again leveraging the same credit facilities, we obtained borrowings of RMB10,000,000 (US$1,394,545) from China Merchants Bank Shenzhen Branch with a six-month term and an interest rate of 2.20%, and we fully repaid the principal and interest on November 30, 2026.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-C. Board Practices-Employment Agreements and Indemnification Agreements.”

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

Dividend Policy

As of the date of this annual report, PSM-ZJK has made dividends or distributions of US$1,863,561 to Zhongjinke Shenzhen in 2023, US$2,319,218 in 2024 and US$2,591,873 in 2025. No dividends were declared or paid by the Company for the years ended December 31, 2024 and 2025. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely principally on transfer of funds, dividends and other distributions on equity paid by our PRC Entities for our cash and financing requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC Entities to pay dividends to us. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China - The transfer of funds, dividends and other distributions between us and our entities is subject to restriction,” “We may rely on dividends and other distributions on equity paid by our PRC Entities to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Entities to make payments to us could have a material and adverse effect on our ability to conduct our business,” and “Governmental control of currency conversion may limit our ability to use our revenues effectively, the ability of our PRC Subsidiaries to obtain financing and affect the value of your investment.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if, following the date on which the dividend is proposed to be paid, our company would be unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. See “Item 10. Additional Information-E. Taxation-People’s Republic of China Taxation.”

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

See “-Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since September 30, 2024 under the symbol “ZJK” and our Class A Ordinary Shares began trading on the Nasdaq Capital Market under the existing symbol “ZJK” at the open of business on March 17, 2026.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our third amended and restated memorandum of association (“Memorandum”) and articles of association (“Articles”), as amended and restated from time to time, and the Companies Act (Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this annual report, our company’s authorized share capital is US$50,000 divided into 2,991,000,000 Class A Ordinary Shares and 9,000,000 Class B Ordinary Shares, each with a par value of US$0.000016666667. As of the date of this annual report, 55,322,249 Class A Ordinary Shares and 9,000,000 Class B Ordinary Shares are issued and outstanding.

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

Voting Rights. Any action required or permitted to be taken by the shareholders must be taken at a duly called and quorate annual or extraordinary general meeting of the shareholders entitled to vote on such action, or in lieu of a general meeting, be effected by a unanimous resolution in writing. On a show of hands each shareholder is entitled to one vote or, on a poll, holders of Class A Ordinary Shares are entitled to one vote per share, and holders of Class B Ordinary Shares are entitled to thirty (30) votes per share on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting, at least two members having the right to vote on the resolutions or one or more shareholders who, individually or collectively, hold at least 10% of the voting rights of all those who have a right to vote on the resolution.

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

Conversion Rights. Each Class B Ordinary Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such Share, into one fully paid and non-assessable Class A Ordinary Share. All conversions of Class B Ordinary Shares to Class A Ordinary Shares shall be effected by way of redemption or repurchase by the Company of the relevant Class B Ordinary Shares and the simultaneous issue of Class A Ordinary Shares in consideration for such redemption or repurchase.

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

Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of not less than 90% in value of the shares for which the offer has been made, the offeror may, within a two-month period after the approval by the said holders, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our articles of association (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

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

The Companies Act has no comparable provisions. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Companies Act does not regulate transactions between a company and its significant shareholders, under Cayman Islands law, our directors owe fiduciary duties to our Company to act in the best interests of the company and exercise their powers for a proper purpose when considering and approving such transactions.

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

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a special resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

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

Business Consulting Agreement with Chaince Securities LLC

On December 15, 2025, the Company entered into a business consulting agreement (the “Consulting Agreement”) with Chaince Securities LLC (the “Consultant”), pursuant to which the Consultant agreed to provide the Company with advisory services relating to capital markets financing. The Consulting Agreement has a term of five years commencing on December 15, 2025. As consideration for the services to be provided under the Consulting Agreement, the Company agreed to issue to the Consultant 500,000 ordinary shares (the “Consideration Shares”) in each service year. The Company will issue 500,000 Consideration Shares for the first service year no later than January 15, 2026. Thereafter, following the end of each service year, the Company will evaluate the Consultant’s performance in good faith, and if the Consultant has duly performed the services in all material respects, the Company will issue 500,000 Consideration Shares at the beginning of the subsequent service year as consideration for services to be provided during such year. The Consideration Shares will be subject to a twelve-month lock-up period from the date of issuance.

D.	Exchange Controls

See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations Related to Foreign Exchange and Dividend Distribution.”

E.	Taxation

The following summary of certain material Cayman Islands, PRC and U.S. federal income tax considerations of an investment in Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in Ordinary Shares, such as the tax consequences under state, local and other tax laws.

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

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

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

Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our Company is a company incorporated outside the mainland China. As a holding company, the key assets and records of our Company (including the resolutions of its board of directors and the resolutions of its shareholders) are located and maintained, outside the mainland China. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. As such, we do not believe that our Company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders. In addition, nonresident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of Class A Ordinary Shares, as if such income is treated as sourced from within the mainland China. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of Class A Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether in practice non-PRC shareholders of our Company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

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

We will continue to monitor our tax status. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Certain United States Federal Income Taxation Considerations

The following sets forth certain material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (as defined below) that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the U.S. in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,

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

If a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

An individual is considered a resident of the United States. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test”:

•	The Green Card Test: The individual is a lawful permanent resident of the United States, having been issued by the U.S. Citizenship and Immigration Services an alien registration card, Form I-551, also known as a “green card.”

•	The Substantial Presence Test: The individual is present in the United States on at least 31 days of the current calendar year and, absent an applicable exception, the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1. The days the individual is physically present in the United States in the current year; plus

2. One-third of his or her days physically present in the United States in the immediately preceding year; plus

3. One-sixth of his or her days physically present in the United States in the second preceding year.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES. WE URGE POTENTIAL PURCHASERS OF OUR CLASS A ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the preferential capital gains rate applicable to “qualified dividend income,” provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a PFIC (as defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period and other requirements are met. Because there is no income tax treaty between the U.S. and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the U.S. Under U.S. Internal Revenue Service (“IRS”) authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the preferential rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends distributed by us with respect to our Class A Ordinary Shares generally will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will generally constitute “passive category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will generally be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in USD) for the share and your tax basis (in USD) in the Class A Ordinary Shares. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for preferential tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for any taxable year if either:

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

Based on the projected composition of our assets and income, we do not anticipate being a PFIC for our taxable year ending December 31, 2025. While we do not anticipate being a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending December 31, 2025 or any other taxable year. If we are a PFIC for any taxable year during which you hold our Class A Ordinary Shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our Class A Ordinary Shares even if we cease to qualify as a PFIC under the rules set forth above.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income;

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “- Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, prospective investors should assume that a qualified electing fund election will not be available. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding under Section 3406 of the Code at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, if any, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A ORDINARY SHARES ARE URGED TO CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF ANY OTHER TAX LAWS, INCLUDING BUT NOT LIMITED TO U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

The revenue and expenses of our entities in the mainland China are generally denominated in Renminbi and their assets and liabilities are denominated in Renminbi. In addition, the value of your investment in our Class A Ordinary Shares will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our Class A Ordinary Shares will be traded in U.S. dollars.

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

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

We incurred and recognized foreign currency exchange gain of US$68,010, foreign currency exchange gain of US$113,736, foreign currency exchange gain of US$12,433 in 2025, 2024, and 2023, respectively, as a result of changes in the exchange rate.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None. See “Item 10. Additional Information-B. Memorandum and Articles of Association-Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

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

The F-1 Registration Statement was declared effective by the SEC on September 27, 2024. We raised approximately US$6,116,506 in net proceeds from the issuance of new shares from the initial public offering and partial exercise of over-allotment option. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we used about $3,326,050 of the net proceeds we received from our initial public offering as working capital and for general corporate purposes. We still intend to use the proceeds from our initial public offering as disclosed in the F-1 Registration Statement.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures Evaluation

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2025, were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. The assessment was based on criteria established in the framework Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

The aggregate fees billed for the most recently completed fiscal year ended December 31, 2024 and 2025 for professional services rendered by the principal accountant for the audit of our annual financial statements included in this and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows:

	Fiscal Year Ended December 31,
	2024	2025
Audit Fees(1)	$320,000	$273,000
Audit-Related Fees(2)	$34,000	$—
Tax Fees	—	—
All Other Fees	—	—
Total	$354,000	$273,000

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

None

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

Pursuant to Nasdaq Rule 5615(a)(3) (Exemptions from Certain Corporate Governance Requirements), the Company intends to adopt and follow certain Cayman Islands practices in lieu of certain requirements under Nasdaq Rules 5605(b)(2), 5620(a), 5635, 5250(b)(3) and 5250(d). As such, in lieu of Nasdaq corporate governance requirements, the Company decides:

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

The financial statements of PSM-ZJK Fasteners (Shenzhen) Co., Ltd are provided as Exhibit 99.1 to this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to Form 6-K filed with the SEC on March 18, 2026)
2.1*	Registrant’s Specimen Certificate for Class A Ordinary Shares
2.3*	Description of Securities
4.1	Form of Executive Offer Letter (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.2	Employment Agreement between Ning Ding and ZJK Industrial Group HongKong Limited, dated March 7, 2024 (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.3	Employment Agreement, between Kai Huang and ZJK Industrial Group HongKong Limited, dated March 7, 2024 (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.4	English Translation of Sales Agreement between BULTEN Fasteners (Wuxi) Co., Ltd. (formerly known as “PSM Fasteners (Wuxi) Co., Ltd.”) and Shenzhen Zhongjinke Hardware Products Co., Ltd, dated January 1, 2024 (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.5	English Translation of Sales Agreement between PSM-ZJK Fasteners (Shenzhen) Co., Ltd. and Shenzhen Zhongjinke Hardware Products Co., Ltd, dated January 1, 2024 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.6	English Translation of Purchase Agreement between Shenzhen Zhongjinke Hardware Products Co., Ltd and Dongguan Zhanchuang Hardware Technology Co., LTD, dated October 26, 2022 (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.7	English Translation of Purchase Agreement between Shenzhen Zhongjinke Hardware Products Co., Ltd and Dongguan TSLG Metal Products Co. LTD, dated May 27, 2021 (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.8	English Translation of Purchase Agreement between Shenzhen Zhongjinke Hardware Products Co., Ltd and Shenzhen Xinhuafu Technology Co., Ltd., dated December 16, 2021 (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.9	English Translation of Form of Debt Contract by and between Zhongke Precision Components (Guangdong) Co., Ltd. and Guangdong Fogang Rural Commercial Bank Co., Ltd., dated April 30, 2021 (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.10	English Translation of Real Estate Lease Agreement between Xiaohua Huang, as landlord, and Shenzhen Zhongjinke Hardware Products Co., Ltd, as tenant, dated April 15, 2024 (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.11	English Translation of Real Estate Lease Agreement between Nanjing Jiade Corporate Services Ltd., as landlord, and Nanjing Zhongjinke Hardware Products Co., Ltd, as tenant, dated January 1, 2023 (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.12	English Translation of Real Estate Lease Agreement between Shenzhen Zhongjinke Hardware Products Co., Ltd, as landlord, and Zhongke Chuangwei (Shenzhen) International Holdings Ltd, as tenant, dated May 9, 2024 (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.13	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.14	Employment agreement between Ning Ding and ZJK Industrial Co., Ltd., dated May 21, 2024 (incorporated herein by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.15	Employment agreement between Kai Huang and ZJK Industrial Co., Ltd., dated May 21, 2024 (incorporated herein by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
4.17	Business Consulting Agreement between Chaince Securities LLC and ZJK Industrial Co., Ltd., dated December 15, 2025 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on December 22, 2025.
8.1	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 to the Company’s Registration Statement on Form F-1 (File No. 333-280371)) filed with the SEC on September 25, 2024).
11.2*	Insider Trading Policy of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of HTL International, LLC
15.2*	Consent of TPS Thayer, LLC
97.1*	Compensation Recovery Policy of the Registrant
99.1*	Financial Statements of PSM-ZJK Fasteners (Shenzhen) Co., Ltd
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ZJK Industrial Co., Ltd.

By:	/s/ Ning Ding
Name:	Ning Ding
Title:	Chief Executive Officer

Date: April 28, 2026

THE CONSOLIDATED FINANCIAL STATEMENTS

ZJK INDUSTRIAL CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
ZJK Industrial Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ZJK Industrial Co., Ltd. and its subsidiaries (collectively, the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2025, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ HTL International, LLC

HTL International, LLC

We have served as the Company’s auditor since 2024.

Houston, Texas

April 28, 2026

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

/s/TPS Thayer, LLC

We have served as the Company’s auditor since 2021

Sugar Land, Texas

June 20, 2024

ZJK Industrial Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for numbers of shares data)

	As of December 31,
	2024	2025
ASSETS
Current assets
Cash and cash equivalents	12,255,213	14,350,959
Restricted cash	797,241	2,037,041
Short-term investments	2,559,362	2,234,078
Accounts receivable, net	10,282,857	15,974,676
Accounts receivable-due from a related party	9,165,068	11,227,799
Inventories, net	7,316,029	12,143,316
Prepaid expenses and other current assets, net	872,753	964,194
Other receivables-due from related parties	249,235	598,467
Total current assets	43,497,758	59,530,530

Non-current assets
Property, plant and equipment, net	6,668,612	12,271,875
Intangible assets, net	33,008	97,433
Operating lease right-of-use assets	1,242,524	3,574,775
Finance lease right-of-use assets	38,160	—
Long-term investment	2,747,493	3,706,080
Other non-current assets	1,146,010	347,569
Total non-current assets	11,875,807	19,997,732

TOTAL ASSETS	55,373,565	79,528,262

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	1,223,405	—
Accounts payable	14,998,590	18,233,194
Notes payable	1,903,194	3,803,926
Income tax payable	1,600,300	3,431,262
Accrued expenses and other current liabilities	2,051,588	3,583,457
Other payables-due to related parties	1,778,175	2,322,224
Operating lease liabilities, current	423,214	726,152
Total current liabilities	23,978,466	32,100,215

Non-current liabilities
Operating lease liabilities, non-current	755,395	2,876,209
Deferred tax liabilities	572,829	957,610
Total non-current liabilities	1,328,224	3,833,819

TOTAL LIABILITIES	25,306,690	35,934,034

Commitments and contingencies (Note 15)

Shareholders’ equity
Ordinary share, $0.000016666667 par value, 3,000,000,000 shares authorized, 61,381,249 and 63,822,249 shares issued and outstanding as of December 31, 2024 and 2025, respectively*	1,023	1,063
Additional paid-in capital	7,060,050	8,977,814
Statutory surplus reserves	2,658,112	2,662,115
Retained earnings	21,951,873	32,132,905
Accumulated other comprehensive loss	(1,635,291)	(304,868)
Total ZJK Industrial Co., Ltd. shareholders’ equity	30,035,767	43,469,029
Non-controlling interests	31,108	125,199
Total shareholders’ equity	30,066,875	43,594,228

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	55,373,565	79,528,262

* The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 (Note 1), the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively (Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

ZJK Industrial Co., Ltd.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars, except for the number of shares data)

	For the years ended December 31,
	2023	2024	2025
Revenues
Third-party sales	13,961,495	21,250,363	35,728,684
Related-party sales	15,093,811	16,559,102	20,375,169
Total revenues	29,055,306	37,809,465	56,103,853
Cost of revenues
Third-party sales	(9,486,512)	(12,281,086)	(15,654,953)
Related-party sales	(8,547,906)	(11,963,141)	(15,947,479)
Total cost of revenues	(18,034,418)	(24,244,227)	(31,602,432)
Gross profit	11,020,888	13,565,238	24,501,421

Operating expenses
Selling and marketing expenses	(1,750,877)	(4,711,294)	(7,169,559)
General and administrative expenses	(2,531,630)	(6,705,791)	(6,750,220)
Research and development costs	(455,398)	(548,122)	(1,113,058)
Gain (loss) from disposal of property, plant and equipment	78	34,878	(4,041)
Total operating expenses	(4,737,827)	(11,930,329)	(15,036,878)

Income from operations	6,283,061	1,634,909	9,464,543

Other income, net
Interest expenses	(109,003)	(15,085)	(23,734)
Interest income	18,239	113,736	348,326
Share of profits from equity method investment	2,335,281	2,622,348	3,409,385
Currency exchange gain	12,433	97,506	68,010
Other income, net	434,031	474,348	555,443
Total other income, net	2,690,981	3,292,853	4,357,430

Income before income tax provision	8,974,042	4,927,762	13,821,973
Income tax provision	(1,284,203)	(1,264,933)	(3,668,171)
Net income	7,689,839	3,662,829	10,153,802
Less: net loss attributable to non-controlling interests	(1,246)	(19,894)	(31,233)
Net income attributable to ZJK Industrial Co., Ltd.’s shareholders	7,691,085	3,682,723	10,185,035

Other comprehensive (loss)/income
Foreign currency translation adjustment attributable to parent company	(460,025)	(618,728)	1,330,423
Foreign currency translation adjustment attributable to non-controlling interests	19	332	(1,925)
Total comprehensive income	7,229,833	3,044,433	11,482,300
Comprehensive loss attributable to non-controlling interests	(1,227)	(19,562)	(33,158)
Comprehensive income attributable to ZJK Industrial Co., Ltd.’s shareholders	7,231,060	3,063,995	11,515,458

Earnings per share *
Basic	0.13	0.06	0.16
Diluted	0.13	0.06	0.16

Weighted average shares used in calculating earnings per share *
Basic	60,000,000	60,336,800	62,496,008
Diluted	60,000,000	60,336,800	62,622,446

 * The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 (Note 1) and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively (Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

ZJK Industrial Co., Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except for the number of shares data)

	Ordinary Shares		Additional paid-in capital	Statutory surplus reserves	Retained earnings	Accumulated other comprehensive (loss)/income	Total ZJK Industrial Co., Ltd shareholders’ equity	Non-controlling interests	Total shareholders’ equity
	Share*	Amount
	Numbers	$US	$US	$US	$US	$US	$US	$US	$US
Balance as of December 31, 2022	60,000,000	1,000	1,792,559	360,780	12,875,397	(556,538)	14,473,198	(603)	14,472,595
Net income/(loss)	—	—	—	—	7,691,085	—	7,691,085	(1,246)	7,689,839
Appropriation to statutory reserve	—	—	—	1,922,400	(1,922,400)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(460,025)	(460,025)	19	(460,006)
Balance as of December 31, 2023	60,000,000	1,000	1,792,559	2,283,180	18,644,082	(1,016,563)	21,704,258	(1,830)	21,702,428
Net income/(loss)	—	—	—	—	3,682,723	—	3,682,723	(19,894)	3,662,829
Issuance of ordinary shares upon IPO	1,381,249	23	6,906,222	—	—	—	6,906,245	—	6,906,245
Offering costs	—	—	(1,638,731)	—	—	—	(1,638,731)	—	(1,638,731)
Appropriation to statutory reserve	—	—	—	374,932	(374,932)	—	—	—	—
Capital injection from a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	—	52,500	52,500
Foreign currency translation adjustment	—	—	—	—	—	(618,728)	(618,728)	332	(618,396)
Balance as of December 31, 2024	61,381,249	1,023	7,060,050	2,658,112	21,951,873	(1,635,291)	30,035,767	31,108	30,066,875
Net income/(loss)	—	—	—	—	10,185,035	—	10,185,035	(31,233)	10,153,802
Share-based compensation -non-employee	1,800,000	30	1,750,912	—	—	—	1,750,942	—	1,750,942
Share-based compensation -employee	641,000	10	166,852	—	—	—	166,862	—	166,862
Appropriation to statutory reserve	—	—	—	4,003	(4,003)	—	—	—	—
Capital injection from a non-controlling shareholder of a subsidiary	—	—	—	—	—	—	—	127,249	127,249
Foreign currency translation adjustment	—	—	—	—	—	1,330,423	1,330,423	(1,925)	1,328,498
Balance as of December 31, 2025	63,822,249	1,063	8,977,814	2,662,115	32,132,905	(304,868)	43,469,029	125,199	43,594,228

 * The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 (Note 1) and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively (Note 16).

 The accompanying notes are an integral part of these consolidated financial statements.

ZJK Industrial Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for the number of shares data)

	For the years ended December 31,
	2023	2024	2025
Cash flows from operating activities:
Net income	7,689,839	3,662,829	10,153,802
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit loss	17,071	15,394	116,036
Impairment of prepayments for equipment			1,000,020
Depreciation of property, plant and equipment	504,370	560,846	762,236
Amortization of intangible assets	—	10,431	25,636
Amortization of operating lease right-of-use assets	286,220	347,177	548,561
Amortization of finance lease right-of-use assets	281,849	293,169	38,844
Interest expense of finance lease liabilities	13,794	4,346	—
(Gain) loss from disposal of property, plant and equipment	(78)	(34,878)	4,041
Provision for inventories	373,264	997,587	1,040,482
Share of profits from equity method investment	(2,335,281)	(2,622,348)	(3,409,385)
Provisions for deferred income tax	213,773	232,801	350,786
Share-based compensation	—	—	1,917,804
Changes in operating assets and liabilities:
Accounts receivable	(631,085)	(314,305)	(5,227,716)
Accounts receivable-due from a related party	(2,025,426)	(598,412)	(1,620,257)
Inventories	(427,290)	(3,717,561)	(5,435,743)
Prepaid expenses and other current assets	(378,164)	(388,242)	(180,416)
Other receivables-due from related parties	69,344	30,393	(388,052)
Accounts payable	(124,132)	3,877,173	2,095,704
Notes payable	75,567	1,461,872	1,772,361
Income tax payable	96,368	602,170	1,717,255
Accrued expenses and other current liabilities	225,204	1,225,041	1,406,302
Other payables-due to related parties	548,398	44,578	348,070
Operating lease liabilities	(357,231)	(347,522)	(476,560)
Net cash provided by operating activities	4,116,374	5,342,539	6,559,811

Cash flows from investing activities:
Purchase of property, plant and equipment	(366,740)	(2,472,552)	(5,571,558)
Purchase of intangible assets	—	(43,926)	(87,054)
Net (payment of) proceeds from short-term investments	—	(2,597,076)	426,510
Dividends received from long-term equity investment	1,863,561	2,319,218	2,591,873
Loans to related parties	(253,473)	(555,089)	(82,123)
Collection of loans to related parties	51,125	545,969	140,239
Net cash provided by/(used in) investing activities	1,294,473	(2,803,456)	(2,582,113)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	183,367	1,390,183	1,394,545
Repayments of short-term bank borrowings	(851,388)	(185,450)	(2,639,873)
Repayments of long-term debts	(1,750,598)	(29,314)	—
Repayments of financing lease liabilities	(377,467)	(231,814)	—
Proceeds from loans from related parties	282,104	—	383,318
Repayments of loans from related parties	(65,828)	(83,411)	(276,752)
Deferred initial public offering (“IPO”) costs	(369,443)	(1,072,314)	—
Proceeds from IPO	—	6,906,245	—
Capital injection from a non-controlling shareholder of a subsidiary	—	52,500	127,249
Net cash (used in)/provided by financing activities	(2,949,253)	6,746,625	(1,011,513)

Effect of exchange rate changes	(76,136)	(135,026)	369,361

Net change in cash, cash equivalents and restricted cash	2,385,458	9,150,682	3,335,546

Reconciliation of cash, cash equivalents and restricted cash at the beginning of year
Cash and cash equivalents	1,104,472	2,826,725	12,255,213
Restricted cash	411,842	1,075,047	797,241
Cash, cash equivalents and restricted cash at the beginning of year	1,516,314	3,901,772	13,052,454

Reconciliation of cash, cash equivalents and restricted cash at the end of year
Cash and cash equivalents	2,826,725	12,255,213	14,350,959
Restricted cash	1,075,047	797,241	2,037,041
Cash, cash equivalents and restricted cash at the end of year	3,901,772	13,052,454	16,388,000

Supplemental disclosure of cash flow information:
Income tax paid	986,257	607,120	1,585,805
Interest expenses paid	71,606	8,164	24,322

Supplemental disclosures of non-cash activities:
Obtaining finance lease right-of-use assets in exchange for finance lease liabilities	457,731	—	—
Obtaining operating right-of-use assets in exchange for operating lease liabilities	455,499	1,100,660	2,789,922
Offset additional paid in capital with deferred IPO costs	—	566,417	—
Acquiring property, plant and equipment transferred from construction in progress	50,132	66,965	—
Acquiring property, plant and equipment in exchange for accounts payable	427,015	392,199	418,289

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

Business Reorganization

In anticipation of an IPO of its equity securities, Zhongjinke undertook a series of reorganization which was completed on March 28, 2023. The reorganization involved the incorporation of Zhongjinke, ZJK Enterprises Group (BVI) Company Limited (“Zhongjinke BVI”), ZJK Industrial Group HongKong Limited (“Zhongjinke HK”) in May 2022, and execution of Share Exchange Agreement among Zhongke Chuangwei (Shenzhen) International Holdings Limited (“Zhongjinke WFOE”). On June 13, 2022, Zhongjinke BVI established Zhongjinke HK which was incorporated in Hong Kong with a registered capital of HKD1 and wholly owned by Zhongjinke BVI. On January 6, 2023, Zhongjinke HK acquired Galaxy Exploration Investment Holding Limited (“Galaxy Investment”) by the consideration of 1,500,000 ordinary shares of ZJK Industrial Co., Ltd., through which, Galaxy Investment is wholly owned by Zhongjinke HK and Zhongjinke BVI.

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

Entity name	Registered Location	Percentage of direct ownership	Date of incorporation	Principal activities
Zhongjinke BVI	BVI	100% owned by the Zhongjinke	May 24, 2022	Investment holdings
Zhongjinke HK	Hong Kong	100% owned by Zhongjinke BVI	June 13, 2022	Investment holdings
Zhongjinke WFOE	Shenzhen	100% owned by Zhongjinke HK	December 19, 2022	Investment holdings
Galaxy Investment	BVI	100% owned by Zhongjinke HK	March 16, 2022	Investment holdings
Zhongjinke Shenzhen	Shenzhen	99.225% owned by Zhongjinke WFOE and 0.775% owned by Galaxy Investment	July 18, 2011	Manufacturing and selling hardware products
Zhongke Components	Qingyuan	100% owned by Zhongjinke Shenzhen	April 16, 2021	Manufacturing and selling hardware products

Nanjing Zhongjinke Hardware Products Co., Ltd (“Zhongjinke Nanjing”)	Nanjing	51% by Zhongjinke Shenzhen	May 3, 2016	Selling hardware products
ZIK Precision HK Limited (“ZJK Precision HK”)	Hong Kong	100% owned by Zhongjinke Shenzhen	July 27, 2023	Manufacturing and selling hardware products
ZJK Vietnam Precision Components Company Limited (“ZJK Precision Vietnam”)	Vietnam	93% owned by ZJK Precision HK	April 26, 2024	Manufacturing and selling hardware products
Shenzhen Zhongte Fluid Technology Co., Ltd. (“Zhongte Fluid”)	Shenzhen	60% owned by Zhongjinke Shenzhen	May 22, 2025	Manufacturing and selling hardware products
Intel Precision Components (Longyan) Co., Ltd. (“Intel Longyan”)	Longyan	100% owned by Zhongjinke Shenzhen	July 2, 2025	Manufacturing and selling hardware products
Zhongjinke Precision Parts (Sichuan) Co., Ltd. (“Zhongjinke Sichuan”)	Meishan	100% owned by Zhongjinke Shenzhen	August 1, 2025	Manufacturing and selling hardware products

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

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

The Company’s financial statements are reported using US$. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated statements of changes in equity.

Translation of amounts from RMB and VND into US$ has been made at the following exchange rates:

December 31, 2025
	Year-end spot rate	Average rate
US$ against RMB	US$1=RMB6.9931	US$1=RMB7.1708
US$ against VND	US$1=VND26300.0000	US$1=VND26021.0833

December 31, 2024
	Year-end spot rate	Average rate
US$ against RMB	US$1=RMB7.2993	US$1=RMB7.1933
US$ against VND	US$1=VND25480.0000	US$1=VND25068.6667

December 31, 2023
	Year-end spot rate	Average rate
US$ against RMB	US$1=RMB7.0999	US$1=RMB7.0896

(e)	Concentration of credit risk

Financial instruments that potentially expose the Company to the concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, and other receivables. As of December 31, 2024 and 2025, the Company places its cash and cash equivalents and restricted cash with major financial institutions located in the PRC, which management considers to be of high credit quality. Concentration of credit risks with respect to accounts receivable, and other receivables, to manage credit risk, the Company performs ongoing credit evaluations of customers’ and suppliers’ financial condition. There is no significant credit risk for the years ended December 31, 2023, 2024 and 2025.

(f)	Concentration of customers and suppliers

The customers whose revenues individually represented greater than 10% of the total revenues of the Company for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended December 31,
	2023	2024	2025
Percentage of the Company’s total revenue
Customer A	52%	44%	36%
Customer C	*	*	16%
Customer D	*	*	13%
Customer B	24%	12%	10%

* represents percentage less than 10%.

Accounts receivable due from those customers were as follows:

	As of December 31,
	2024	2025
Percentage of the Company’s accounts receivables
Customer B	28%	23%
Customer C	18%	22%
Customer D	16%	19%
Customer E	13%	13%

The suppliers whose purchase individually represented greater than 10% of the total cost of revenue of the Company for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended December 31,
	2023	2024	2025
Percentage of the Company’s total purchase
Supplier A	20%	16%	14%
Supplier B	18%	14%	*
Supplier C	15%	13%	*

* represents percentage less than 10%.

Accounts payable due to those suppliers were as follows:

	As of December 31,
	2024	2025
Percentage of the Company’s accounts payables
Supplier A	19%	13%
Supplier B	15%	*
Supplier C	11%	*

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

(m)	Property, plant and equipment, net

Property, plant and equipment are stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight-line method based on the estimated useful lives and residual value of the assets as follows:

Schedule of Property, plant and equipment, net
Category	Useful lives	Estimated residual value
Buildings	20 years	5%
Machinery and equipment	10 years	10%
Motor Vehicles	5 years	10%
Furniture and fixtures	5 years	5%
Electronic office equipment	3 years	5%
Leasehold improvements	1.5 to 10 years	0%

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

(n)	Long-term investment

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

No impairment of long-term investments was recognized for the years ended December 31, 2023, 2024 and 2025.

(o)	Impairment of long-lived assets

Long-lived assets are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with ASC No. 360, “Property, Plant and Equipment” and “Real estate properties for lease”, the Company assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology. The undiscounted and discounted cash flow analyses based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate. No impairment of long-lived assets was recognized for the years ended December 31, 2023, 2024 and 2025.

(p)	Notes payable

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

(q)	Leases

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

Operating leases as Lessor

For operating leases, the Company recognized rental income over the non-cancellable lease term on a straight-line basis and is included in revenue in the statement of profit and loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis on the rental income. The Company did not have any sales-type or direct financing leases for the years ended December 31, 2023, 2024 and 2025.

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

(r)	Value-added taxes and surcharges

The Company is subject to VAT and related surcharges on revenues generated from providing services. Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected tax payable. The Company reports revenue net of PRC’s VAT for all the periods presented in the Consolidated Statements of Income and Comprehensive Income. The Company was subject to the PRC’s VAT rate of 13% for selling products and 9% for rental income for the years ended December 31, 2023, 2024 and 2025.

(s)	Related parties

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

(t)	Revenue recognition

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

A contract asset is recorded when the Company has transferred products or services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance in the contract. The Company did not recognize any contract asset as of December 31, 2024 and 2025. The timing between the recognition of revenue and receipt of payment is not significant. A contract liability exists when the Company has received consideration but has not transferred the related goods or services to the customer. The Company did not recognize any contract liabilities as of December 31, 2024 and 2025.

Return Rights & Warranty

Regardless of delivery channels, the Company generally provides warranty period of one year and customers are required to perform product quality check upon acceptance of delivery. The warranty covers only production defects, and offers to replace the defective products with new products during warranty period. Customers do not have the option to purchase the warranty separately, nor the warrant provides a service in addition to assurance. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. As of December 31, 2024 and 2025, the Company accrue refund liability of nil and US$182,323 related to the return rights for product quality issues on the consolidated balance sheets.

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

(u)	Cost of sales

Cost of sales mainly consists of raw materials, direct and indirect labor and related benefits, and manufacturing overhead that is directly attributable to the production process.

(v)	Selling and marketing expenses

Selling and marketing expenses primarily consist of (i) sales commission paid to generate sales and expand the market, (ii) freight for selling activities, (iii) business entertainment expenses, and (iv) salaries and benefits for sales and marketing personnel.

Sales commissions are expensed when incurred and are included in selling and marketing expenses. Sales commission expenses were US$1,346,416, US$3,552,721 and US$5,274,425 for the years ended December 31, 2023, 2024 and 2025, respectively.

Freight costs are not considered a separate performance obligation within revenue recognition, while freight costs are expensed when incurred and are included in selling and marketing expenses. Freight costs were US$181,417, US$728,927 and US$962,036 for the years ended December 31, 2023, 2024 and 2025, respectively.

(w)	General and administrative expenses

General and administrative expenses primarily consist of (i) professional service fees, (ii) salaries and benefits for administrative personnel, (iii) depreciation expenses, and (iv) scrapping of obsolete products.

(x)	Research and development costs

Research and development expenses primarily include (i) salaries and benefits for research and development personnel, (ii) depreciation expenses, and (iii) material consumption.

(y)	Government grants

Government grants are recognized when received and all the conditions for their receipt have been met.

Government grants are compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable.

(z)	Earnings per share

Earnings per share is computed in accordance with ASC 260. Basic earnings per ordinary share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period, considering the effect of participating securities. Unvested stock-based compensation awards that contain non-forfeitable rights to dividends or dividend equivalents are considered participating securities and are included in the computation of earnings per share pursuant to the two-class method. Our unvested restricted stock awards contain non-forfeitable dividend rights and participate equally with common stock with respect to dividends issued or declared. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed.

Diluted earnings per share is calculated by dividing net income attributable to holders of ordinary shares the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive or in the case of contingently issuable shares that all necessary conditions for issuance have not been satisfied.

(aa) Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments and is presented net of tax.

The Company presents the components of net income, the components of other comprehensive income and total comprehensive income in two separate but consecutive statements.

(ab) Income taxes

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

There was no uncertain tax positions for the years ended December 31, 2023, 2024 and 2025.

(ac) Segment reporting

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

(ad) Commitments and contingencies

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

(ae) Non-controlling interest

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

(af) Share-based Compensation

The Company applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for all of its share-based payments, including awards granted to employees and nonemployees. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s grants of share-based awards were classified as equity awards and are recognized based on their grant date fair values.

For service-based awards, expense is recognized over the respective service periods. For performance-based awards, expense is recognized only when achievement of the performance targets is considered probable. Share-based compensation expense is included in selling and marketing and general and administrative expenses. Forfeitures of equity awards are recognized as incurred.

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

In December 2023, the FASB issued ASU 2023-09, Income taxes (Topic 740), Improvements to Income Tax Disclosures, which provides guidance on the requirements such as the requirement that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively. Retrospective application is permitted. The Company adopted ASU 2023-09 effective on January 1, 2025, which resulted in changes in income tax related disclosures. Refer to Note 11. Income taxes.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Company does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses—Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. For practical expedient, in developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. For accounting policy election, an entity other than a public business entity that elects the practical expedient is permitted to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses. The ASU will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is currently evaluating the provisions of this ASU and its impact on measurement of expected credit losses for accounts receivable.

The Company does not believe other recently issued ASUs by the FASB but not yet effective accounting statements, if adopted, would have a material effect on the Company’s consolidated balance sheets, statements of comprehensive income and statements of cash flows.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of following balance:

	As of December 31,
	2024	2025
	$US	$US
Accounts receivables	10,301,288	16,111,717
Less: provision for credit loss	18,431	137,041
Total accounts receivable, net	10,282,857	15,974,676

As of December 31, 2024 and 2025, there were no accounts receivable pledged.

Details of the movements of provision for credit losses are as follows:

	As of December 31,
	2024	2025
	$US	$US
Balance at the beginning of the year	13,273	18,431
Provision for the year	5,602	116,036
Write-off of credit loss	—	(1,152)
Foreign currency translation adjustment	(444)	3,726
Balance at the end of the year	18,431	137,041

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of December 31,
	2024	2025
	$US	$US
Deductible value-added tax	573,740	592,303
Advance to suppliers	57,822	181,890
Prepaid expenses	104,758	113,091
Deposits	92,549	24,044
Advance to staff	43,884	52,866
Total prepaid expenses and other current assets, gross	872,753	964,194
Less: provision for credit loss	—	—
Total prepaid expenses and other current assets, net	872,753	964,194

5.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of prepayments for property and equipment and rental deposits with a balance of US$347,569 as of December 31, 2025. In November 2024, the Company entered into a manufacturing equipment purchase agreement in a total amount of US$2,000,000 with a third party and prepaid an amount of US$1,000,020   . The Company recorded impairment loss of nil and US$1,000,020   for the years ended December 31, 2024 and 2025, respectively, as the Company concluded the likelihood of the balance being recovered is remote. The impairment loss on prepayments is recognized within general and administrative expenses in the consolidated statements of income and comprehensive income. The remaining balance as of December 31, 2025 relates to prepayments to nine equipment suppliers and venue rental deposits. Delivery of the equipment is expected in December 2026.

6.	LONG-TERM INVESTMENT

Long-term investment consists of the equity investment in PSM-ZJK by the Company accounted for using the equity method. The following table sets forth the changes in the Company’s long-term investment:

Investments accounted for using the equity method
$US
Balance as of December 31, 2023	2,517,538
Income from equity method investments	2,622,348
Dividends distribution	(2,319,218)
Foreign currency translation adjustment	(73,175)
Balance as of December 31, 2024	2,747,493
Income from equity method investments	3,409,385
Dividends distribution	(2,591,873)
Foreign currency translation adjustment	141,075
Balance as of December 31, 2025	3,706,080

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

On September 22, 2025, Mr. TAN EL PAN EDDY resigned from the board of PSM-ZJK and a new director, Mr. RICHARDS JR MICHAEL ALLEN joined the board of PSM-ZJK. Together with the existing directors, Mr. Ding and Ms. Chen, there were three directors on the board, of which, two are nominated by BULTEN Wuxi, one is nominated by Zhongjinke Shenzhen.

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

During the years ended December 31, 2023, 2024 and 2025, the Company recorded no impairment on its investment.

For the year ended December 31, 2025, PSM-ZJK was a significant 50 percent or less owned person pursuant to Rule 4-08(g) of Regulation S-X. The condensed balance sheets as of December 31, 2024 and 2025, and condensed statements of income and comprehensive income for the years ended December 31, 2023, 2024 and 2025 of PSM-ZJK are as following:

Condensed balance sheets

	As of December 31,
	2024	2025
	$US	$US
Current assets	18,044,139	23,116,253
Non-current assets	432,689	299,884
TOTAL ASSETS	18,476,828	23,416,137

Current liabilities	11,898,131	14,950,348
Non-current liabilities	94,497	33,685
TOTAL LIABILITIES	11,992,628	14,984,033

Shareholders’ equity	6,484,200	8,432,104
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,476,828	23,416,137

Condensed statements of income and comprehensive income

	For the years ended December 31,
	2023	2024	2025
	$US	$US	$US
Revenues	23,274,566	27,436,334	36,405,486
Gross profit	7,096,898	7,511,372	10,722,532
Income from operations	6,277,084	7,106,210	9,215,431
Net income	4,766,325	5,374,454	6,957,928

7.	INVENTORIES, NET

Inventory balance consists of the following:

	As of December 31,
	2024	2025
	$US	$US
Finished goods	5,356,439	10,183,112
Work in progress	2,906,771	2,867,852
Raw materials	314,479	911,512
Less: Inventory provision	(1,261,660)	(1,819,160)
Total	7,316,029	12,143,316

8.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of the following:

	As of December 31,
	2024	2025
	$US	$US
Machinery and equipment	5,836,107	10,960,943
Buildings (1)	3,211,985	3,439,100
Furniture and fixtures	95,106	212,388
Electronic office equipment	107,221	178,069
Motor vehicles	53,593	55,940
Leasehold improvements	—	909,999
Construction in progress	—	131,798
Gross amount	9,304,012	15,888,237
Less: accumulated depreciation	(2,635,400)	(3,506,001)
Less: amortization of leasehold improvements	—	(110,361)
Total property and Equipment, net	6,668,612	12,271,875

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

(2)	For the years ended December 31, 2023, 2024 and 2025, RMB355,929 (equivalent to US$50,132), RMB481,696 (equivalent to US$66,965) and RMB4,859,053 (equivalent to US$677,617) of construction in progress was transferred to property, plant and equipment, respectively.

(3)	For the years ended December 31, 2023, 2024 and 2025, the Company recorded no impairment on its property, plant and equipment. And no property, plant and equipment were pledged as of December 31, 2024 and 2025.

(4)	Depreciation expense was US$504,370, US$560,846 and US$762,236 for the years ended December 31, 2023, 2024 and 2025, respectively.

9.	SHORT-TERM BANK BORROWINGS

	As of December 31,
	2024	2025
	$US	$US
Short-term borrowings
China Merchants Bank Shenzhen Branch (1)	1,223,405	—
Total	1,223,405	—

(1)

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

On May 30, 2025, Zhongjinke Shenzhen obtained a short-term borrowing from China Merchants Bank Shenzhen Branch amounting to RMB10,000,000 (equivalent to US$1,394,545) with an annual interest of 2.20% and the balance has been fully repaid on December 1, 2025.

These borrowings obtained in 2024 and 2025 were all guaranteed by related parties, Ning Ding and Baozhen Zhu.

For the years ended December 31, 2023, 2024 and 2025, the Company’s short-term bank borrowings bear a weighted average interest rate of 3.99%, 3.62% and 2.18% per annum, respectively. All short-term bank borrowings mature at various times within one year and contain no renewal terms.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

 Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2024	2025
	$US	$US
Accrued marketing expansion expenses (1)	1,026,243	2,000,725
Accrued payroll and social insurance	795,689	1,068,421
Taxes payable	23,652	80,132
Other accrued expenses (2)	206,004	434,179
Total accrued expenses and other current liabilities	2,051,588	3,583,457

(1)	Accrued marketing expansion expenses as of December 31, 2024 and 2025 primarily related to expenses incurred for expanding into markets including North America, Singapore, and Taiwan, China.

(2)	Other accrued expenses as of December 31, 2024 and 2025 mainly included payable rental fees and expenses paid by employees on behalf of the company, such as travel expenses, payable miscellaneous expenses such as utilities and office expenses for daily operations.

11.	INCOME TAXES

The Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders. No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

Hong Kong S.A.R.

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company’s Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A.R. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong had no assessable profits for the years ended December 31, 2023, 2024 and 2025.

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

According to the Announcement on Further Implementing the Income Tax Preferential Policies for Small and Micro Enterprises (Caishui [2023] No. 06) issued by the Ministry of Finance and the State Taxation Administration on March 14, 2022, for small and low-profit enterprises with an annual taxable income exceeding RMB1,000,000 (equivalent to US$141,052) but not exceeding RMB3,000,000 (equivalent to US$417,055), a reduction of 25% will be included in the taxable income and the enterprise income tax will be paid at a 20% tax rate. The execution period of this announcement is from January 1, 2023 to December 31, 2024. On August 2, 2023, the Ministry of Finance and the State Taxation Administration announced Caishui [2023] No. 12 and extend the execution period of Caishui [2023] No. 06 from December 31, 2024 to December 31, 2027. Zhongjinke Nanjing is a small and low-profit enterprise with a taxable income of less than RMB1,000,000 for the years ended December 31, 2023, 2024 and 2025, and enjoy a preferential income tax rate of 2.5%, 5% and 5%, respectively.

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

The provision for income taxes consists of the following:

	For the years ended December 31,
	2023	2024	2025
	$US	$US	$US
Provisions for current income tax	1,070,430	1,032,132	3,317,385
Provisions for deferred income tax	213,773	232,801	350,786
Total	1,284,203	1,264,933	3,668,171

Reconciliation of the differences between the statutory income tax rate of the PRC and the Group’s effective income tax rate for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024
Income before income tax provision	8,974,042	4,927,762
Tax at the PRC EIT tax rates	2,243,511	1,231,941
HNTE tax incentive	(925,270)	(298,562)
Tax effect of non-deductible expenses	(59,636)	460,045
Tax effect of R&D expenses deduction	(68,310)	(82,218)
Change in valuation allowance	93,908	(46,273)
Actual income tax expense	1,284,203	1,264,933

In accordance with the updated requirements of ASU No. 2023-09 for the year ended December 31, 2025, a reconciliation between the statutory rate and the Company’s effective income tax rate is as follows：

	For the years ended December 31, 2025
	Amount	percent
	$US	%
PRC statutory income tax rate	3,455,493	25.00%
Effect of HNTE tax incentive	(1,435,479)	(10.39)%
Foreign Tax Effects
Hongkong
Statutory tax rate difference between Hongkong and Chinese mainland	(22,847)	(0.17)%
Vietnam
Statutory tax rate difference between Vietnam and Chinese mainland	13,803	0.10%
Cayman Islands
Statutory tax rate difference between Cayman Islands and Chinese mainland	1,073,752	7.77%
Other foreign jurisdictions	(476)	0.00%
Tax effect of non-deductible expenses	695,713	5.04%
Tax effect of R&D expenses deduction	(165,428)	(1.20)%
Change in valuation allowance	53,640	0.39%
Effective income tax rate	3,668,171	26.54%

For the year ended December 31, 2025, income taxes paid in Mainland China amounted to US$1,585,805, and no income taxes were paid in other jurisdictions.

As of December 31, 2024 and 2025, the significant components of the deferred tax assets and deferred tax liability are summarized below:

	As of December 31,
	2024	2025
	$US	$US
Deferred tax assets:
Tax loss carry-forwards	69,622	118,975
Provision for credit loss	2,765	20,556
Inventory provision	166,289	299,901
Lease liabilities	222,361	601,051
Net deferred tax liabilities offset	(397,691)	(925,396)
Valuation allowance	(63,346)	(115,087)
Total deferred tax assets	—	—
Deferred tax liabilities:
Investment Income	(727,868)	(1,284,142)
Operating right-of-use assets	(233,111)	(598,864)
Finance lease right-of-use assets	(9,541)	—
Net deferred tax assets offset	397,691	925,396
Total deferred tax liabilities	(572,829)	(957,610)

Changes in valuation allowance are as follows:

	As of December 31,
	2024	2025
	$US	$US
Balance at beginning of the year	110,864	63,346
(Reduction)/addition	(46,273)	53,640
Foreign currency translation adjustment	(1,245)	(1,899)
Balance at end of the year	63,346	115,087

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

Under the PRC Income Tax Law and the implementation rules, profits of the PRC Entities earned on or after January 1, 2008 and distributed by the PRC Entities to the Company are subject to a withholding tax at a rate of 10%, unless the Company will be deemed as a resident enterprise for tax purposes. Since the Company intends to reinvest the earnings of the PRC Entities in operations in the PRC, the PRC Entities do not intend to declare dividends to their immediate non-PRC established holding companies in the foreseeable future. Accordingly, no deferred taxation on undistributed earnings of the PRC Entities has been recognized as of December 31, 2025.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company did not accrue any liability, interest or penalties related to underpayment of taxes in the consolidated statements of income for the years ended December 31, 2023, 2024 and 2025, respectively. And there were no completed or ongoing examinations by tax authorities as of December 31, 2025.

In accordance with Guo Shui Fa [2009] No.2, the PRC tax authorities have the right to deem the Company for a tax amount based on the transfer pricing contemporaneous documentations (the “Contemporaneous Documentations”) or a basis that they considered reasonable.

c) Uncertain tax positions

The Company evaluate each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Company did not have any significant unrecognized uncertain tax positions.

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

The cost of the Company’s contribution to the staff retirement plans in China amounted to RMB1,878,534 (equivalent to US$264,970), RMB3,755,255 (equivalent to US$522,049) and RMB5,917,633 (equivalent to US$825,240) for the years ended December 31, 2023, 2024 and 2025, respectively.

13.	LEASES AS LESSEE

The Company has operating leases mainly for certain plants and financing leases for certain machinery and equipment as a lessee. There are seventeen operating lease agreements, and two finance lease agreements existed for the year ended December 31, 2025.

The depreciable life of assets and leasehold improvements is limited by the expected lease term unless there is a transfer of title or purchase option that is reasonably certain of being exercised.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2024	2025
	$US	$US
Operating lease right-of-use assets	1,242,524	3,574,775

Operating lease liabilities – current	423,214	726,152
Operating lease liabilities – non-current	755,395	2,876,209
Total operating lease liabilities	1,178,609	3,602,361

	For the years ended December 31,
	2023	2024	2025
Weighted discount rate for the operating lease	5.00%	3.72%	3.55%
Weighted average remaining lease term	45 months	36 months	100 months

Supplemental balance sheet information related to financing lease was as follows:

	As of December 31,
	2024	2025
	$US	$US
Finance lease right-of-use assets	38,160	—
Finance lease payment liabilities-current	—	—
Total finance lease liabilities	—	—

	For the years ended December 31,
	2023	2024	2025
Weighted discount rate for the financing lease	3.91%	3.84%	3.87%
Weighted average remaining lease term	13 months	2 months	0 months

 For the years ended December 31, 2023, 2024 and 2025, the lease expense was as follows:

	For the years ended December 31,
	2023	2024	2025
	$US	$US	$US
Operating leases expense (excluded interest)	286,220	347,177	548,561
Short-term lease expense	17,564	29,575	81,801
Finance lease cost (excluded interest)	281,849	293,169	38,844
Interest	38,583	37,275	77,196
Total	624,216	707,196	746,402

Because most of the leases do not provide an implicit rate of return, the Company used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

The following is a schedule of future minimum payments under the Company’s operating leases as of December 31, 2025:

For the years ended December 31,	Amount
$US
2026	841,825
2027	631,390
2028	405,763
2029	249,980
2030	247,244
2031 and thereafter	1,838,077
Total lease payments	4,214,279
Less: imputed interest	(611,918)
Total operating lease liabilities, net of interest	3,602,361

14.	OTHER INCOME, NET

Other income, net consists of the following:

	For the years ended December 31,
	2023	2024	2025
	$US	$US	$US
Government grants (1)	(165,665)	(289,629)	(267,927)
Rental income (lessor lease)	(207,857)	(186,223)	(243,986)
(Income)/loss from disposal of scrap materials	(51,289)	(10,698)	67,983
Derecognition of accounts payable (2)	—	—	(75,588)
Other (income)/expenses	(9,220)	12,202	(35,925)
Total	(434,031)	(474,348)	(555,443)

(1)	Government grants mainly represent the subsidies for researching and development activity and improvement of production technology.

(2)	Derecognition of accounts payable represent liabilities that have been confirmed as settled.

15.	COMMITMENTS AND CONTINGENCIES

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

Except for leases which were disclosed in note 13, there are not any other known commitments or contingencies as of December 31, 2025.

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

On April 30, 2025, an external consultant was granted 1,800,000 restricted ordinary shares in consideration for strategic advisory services. Pursuant to the service agreement, all of the shares were issued on June 20, 2025 and are subject to a six-month lock-up restriction. The grant is subject to a two-year service period commencing on April 30, 2025, and, accordingly, the Company recognized compensation expense for eight months of the requisite service period as of December 31, 2025. On August 28, 2025, the Company and the external consultant entered into a supplemental amendment agreement, pursuant to which the service period was extended to five years, ending on April 29, 2030. Accordingly, the Company recognized compensation expense for the first four months of the service period based on the original two-year term. From the amendment date, the remaining unamortized expense is being recognized over the remaining revised service period ending April 29, 2030. (Note 21).

On October 16, 2025, six employees were granted 641,000 restricted ordinary shares. Pursuant to the award agreements, all of the shares were issued on October 16, 2025 and are subject to a six-month lock-up restriction. The restricted shares are subject to a five-year service period commencing on October 16, 2025, and accordingly, the Company recognized compensation expense for two and a half months of the requisite service period as of December 31, 2025. (Note 21).

As a result, there were 63,822,249 Ordinary Shares of par value US$0.000016666667 issued and outstanding as of December 31, 2025. The shares and per share information are presented on a retroactive basis for the periods presented according to ASC 260-10-55, to reflect the reorganization completed on March 28, 2023, the two share splits that occurred on June 19, 2023 and June 6, 2024 as if these events had occurred at the beginning of the earliest period presented.

17.	STATUTORY SURPLUS RESERVES AND RESTRICTED NET ASSETS

i) Statutory Surplus Reserves

Pursuant to laws applicable to entities incorporated in the PRC, the Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. And as of December 31, 2024 and 2025, the Company did not have discretionary surplus reserve. As of December 31, 2024 and 2025, statutory reserve provided were US$2,658,112 and US$2,662,115, respectively.

ii) Restricted Net Assets

As a result of PRC laws and regulations and the requirement that distributions by PRC Entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC Entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Company not available for distribution was RMB25,300,985 (equivalent to US$3,601,680) and RMB26,024,443 (equivalent to US$3,704,056) as of December 31, 2024 and 2025, respectively.

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

iii) Dividends

Dividends declared by the Company are based on the distributable profits as reported in its statutory financial statements reported in accordance with PRC GAAP, which may differ from the results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP. The Company’s ability to pay dividends is primarily from cash received from its operating activities in the PRC. For the years ended December 31, 2023, 2024 and 2025, no dividends were declared or paid by the Company.

18.	RELATED PARTY TRANSACTIONS

Related parties:

Name of related parties	Relationship with the Company
PSM-ZJK	An equity investee of the Zhongjinke Shenzhen
ZhongJinKe Fastener CO.,Ltd	Controlled by Jieke Zhu
Shenzhen Qianhaishi Micro Science Co., Ltd	Controlled by Kai Huang
Ning Ding	Chief Executive Officer, Chief Financial Officer and a Director of the Company
Kai Huang	Director and former Chief Financial officer of the Company
Kai Ding	A shareholder of the Company

Dongxin Zhou	A shareholder of the Company
Jieke Zhu	A shareholder of the Company
Minghui Zhu	Father of Jieke Zhu
Huiming Liu	A shareholder of the Company
Chaoyong Xu	A shareholder of the Company
Qianrui Ding	Daughter of Ning Ding
Baozhen Zhu	Wife of Ning Ding
Meigui Zeng	Wife of Huiming Liu
DNR TECHNOLOGY CO., LTD.	A shareholder of the Company
NEWMICRO HOLDING LIMITED	A shareholder of the Company
JINSHAN INTERNATIONAL INVESTMENT CO.,LTD.	A shareholder of the Company
KKD HOLDING LIMITED.	A shareholder of the Company
VIMISCI HOLDING LIMITED	A shareholder of the Company

i) Related party balances

Accounts receivable-due from a related party:

	As of December 31,
	2024	2025
Name of related party	$US	$US
PSM ZJK	9,165,068	11,227,799
Total	9,165,068	11,227,799

Other receivables-due from related parties:

		As of December 31,
		2024	2025
		$US	$US
Name of related parties	Nature
Baozhen Zhu	Loan to related parties	—	5,152
Meigui Zeng	Loan to related parties	—	5,152
Dongxin Zhou	Loan to related parties	—	2,145
Kai Huang	Loan to related parties	68,500	—
PSM-ZJK	Utility bills paid on behalf of a related party	1,097	—
Ning Ding	Expenses paid on behalf of related parties	179,246	489,645
Chaoyong Xu	Expenses paid on behalf of related parties	—	37,992
Huiming Liu	Expenses paid on behalf of related parties	—	37,992
Jieke Zhu	Expenses paid on behalf of related parties	392	5,717
Dongxin Zhou	Expenses paid on behalf of related parties	—	5,584
Kai Ding	Expenses paid on behalf of related parties	—	5,198
DNR TECHNOLOGY CO., LTD.	Expenses paid on behalf of related parties	—	2,628
NEWMICRO HOLDING LIMITED	Expenses paid on behalf of related parties	—	150
JINSHAN INTERNATIONAL INVESTMENT CO.,LTD.	Expenses paid on behalf of related parties	—	150
KKD HOLDING LIMITED.	Expenses paid on behalf of related parties	—	915
VIMISCI HOLDING LIMITED	Expenses paid on behalf of related parties	—	47
Total		249,235	598,467

The balances of loans to Baozhen Zhu, Meigui Zeng, Dongxin Zhou and other receivables due from Ning Ding, Chaoyong Xu, Huiming Liu, Jieke Zhu, Dongxin Zhou and Kai Ding have been fully collected as of the date the financial statements were issued. The Company expects to collect other receivables due from DNR TECHNOLOGY CO., LTD., NEWMICRO HOLDING LIMITED, JINSHAN INTERNATIONAL INVESTMENT CO.,LTD., KKD HOLDING LIMITED. and VIMISCI HOLDING LIMITED before December 2026, according to the historical collection of other receivables and loans due from related parties.

Other payables-due to related parties:

		As of December 31,
		2024	2025
		$US	$US
Name of related parties	Nature
Ning Ding	Sales Compensation	1,497,596	1,665,314
Kai Ding	Sales Compensation	—	306,666
Kai Huang	Loan from related parties	136,999	142,998
Ning Ding	Loan from related parties	—	108,691
Ning Ding	Expenses paid on behalf of the Company	89,540	95,055
ZhongJinKe Fastener CO.,Ltd	Expenses paid on behalf of the Company	51,320	—
Jieke Zhu	Expenses paid on behalf of the Company	290	—
Kai Ding	Expenses paid on behalf of the Company	2,430	—
Qianrui Ding	Services provided by related parties	—	3,500
Total		1,778,175	2,322,224

ii) Related party transactions:

The Company mainly entered into the following transactions with related parties:

	For the years ended December 31,
	2023	2024	2025
	$US	$US	$US
Related party sales
PSM ZJK	15,093,811	16,559,102	20,375,169

Sales Compensation
Ning Ding	1,149,836	1,073,615	889,814
Kai Ding	35,784	292,141	434,549

Loans to related parties
Kai Ding	—	(73,451)	(69,727)
Baozhen Zhu	—	—	(5,152)
Meigui Zeng	—	—	(5,152)
Dongxin Zhou	(14,105)	—	(2,092)
Ning Ding	(202,348)	(412,129)	—
Kai Huang	—	(69,509)	—
PSM-ZJK	(37,020)	—	—

Loan from related parties
Ning Ding	—	—	383,318

Repayments of loans from related parties
Ning Ding	—	—	(276,752)
Shenzhen Qianhaishi Micro Science Co., Ltd	—	(83,411)	—
Chaoyong Xu	(33,133)	—	—
Huiming Liu	(28,210)	—	—
Jieke Zhu	(2,412)	—	—
Dongxin Zhou	(2,073)	—	—

Collection of loans to related parties
Kai Ding	—	73,451	69,727
Kai Huang	—	—	70,512
Ning Ding	—	472,518	—
PSM-ZJK	37,020	—	—
Dongxin Zhou	14,105	—	—

Proceeds from loans from related parties
Ning Ding	141,052	—	—
Kai Huang	141,052	—	—

Rental income
PSM-ZJK	70,773	69,753	66,643

19.	REVENUE

The Company’s disaggregated revenues are represented by two categories which are type of customers and by geographic areas. The Company attributed revenues to geographic areas based on customers’ place of registration.

Type of Customers

	For the years ended December 31,
	2023	2024	2025
	$US	$US	$US
Third-party sales	13,961,495	21,250,363	35,728,684
Related-party sales	15,093,811	16,559,102	20,375,169
Total	29,055,306	37,809,465	56,103,853

By Geographic Areas

	For the years ended December 31,
	2023	2024	2025
	$US	$US	$US
China	25,079,876	25,189,442	32,448,406
Taiwan, China	2,086,833	7,625,820	16,483,094
Singapore	—	3,179,731	5,432,908
America	789,946	545,583	832,352
Others	1,098,651	1,268,889	907,093
Total	29,055,306	37,809,465	56,103,853

20.	SEGMENT REPORTING

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

There have been no changes to the overall basis of segmentation or the measurement basis for the segment results since the prior year.

21.	SHARE-BASED COMPENSATION

On January 1, 2025, an employee was granted 20,000 restricted ordinary shares in connection with sales activities in North America. The restricted shares are subject to a two-year service period commencing on January 1, 2025. Under the terms of the agreement, 10,000 shares will be granted annually during the service period, and each tranche is subject to a six-month lock-up restriction upon issuance. If the employee terminates services during the vesting period, the employee will automatically forfeit the restricted shares that are not vested as of the date of termination of the services.

On April 30, 2025, an external consultant was granted 1,800,000 restricted ordinary shares in consideration for strategic advisory services. Pursuant to the service agreement, all of the shares were issued on June 20, 2025 and are subject to a six-month lock-up restriction. The grant is subject to a two-year service period commencing on April 30, 2025, and, accordingly, the Company recognized compensation expense for eight months of the requisite service period as of December 31, 2025. On August 28, 2025, the Company and the external consultant entered into a supplemental amendment agreement, pursuant to which the service period was extended to five years, ending on April 29, 2030.

On June 3, 2025, an employee was granted 10,000 restricted ordinary shares for services related to sales expansion in certain regions of China. The restricted shares are subject to a one-year service period commencing on June 3, 2025, and vesting is conditional upon the achievement of the agreed-upon annual sales performance target. Upon issuance, the shares will be subject to a twelve-month lock-up restriction. If the employee terminates services during the vesting period, the employee will automatically forfeit the restricted shares that are not vested as of the date of termination of the services. Since the employee was unable to achieve the agreed-upon annual sales performance target for 2025, we did not recognize any compensation expenses related to this grant as of December 31, 2025.

On October 16, 2025, six employees were granted 641,000 restricted ordinary shares. Pursuant to the award agreements, all of the shares were issued on October 16, 2025 and are subject to a six-month lock-up restriction. The restricted shares are subject to a five-year service period commencing on October 16, 2025, and accordingly, the Company recognized compensation expense for two and a half months   of the requisite service period as of December 31, 2025.

On December 15, 2025, an external consultant was granted 2,500,000 restricted ordinary shares in consideration for strategic advisory services. Pursuant to the service agreement, the Company shall issue 500,000 restricted ordinary shares per service year to the consultant as full consideration for the services provided in that year, and pre-issuing the consideration shares corresponding to each service year in advance of the start of the service year, with six-month lock-up restrictions. On January 15, 2026, the first 500,000 shares for the first service year were issued. The grant is subject to a five-year service period commencing on December 15, 2025, and, accordingly, the Company recognized compensation expense for half a month of the requisite service period as of December 31, 2025.

The fair value of restricted shares granted was measured using the fair-value-based method in accordance with ASC 718, based on the closing price of the Company’s common stock on the date of grant, as these awards do not contain any market vesting conditions.

A summary of activities of the restricted shares for the year ended December 31, 2025 is as follows:

	Number of nonvested restricted shares	Weighted average FV per ordinary share on the grant date
Unvested as of December 31, 2024	—	—
Granted	4,961,000	2.93
Vested	(471,274)	4.12
Unvested as of December 31, 2025	4,489,726	2.81

Share-based compensation expenses of US$1,917,804 were recognized for the restricted shares during the year ended December 31, 2025. As of December 31, 2025, there was unrecognized share-based compensation expenses of US$12,620,326 in relation to the restricted shares, which is expected to be recognized over a weighted average period of 4.60 years.

The allocation of total share-based compensation expenses is set forth as follows:

	For the years ended December 31,
	2023	2024	2025
	$US	$US	$US
General and administrative expenses	—	—	1,789,416
Selling and marketing expenses	—	—	128,388
Total	—	—	1,917,804

22.	SUBSEQUENT EVENTS

The Company has evaluated events from the year ended December 31, 2025 through April 28, 2026, the date the financial statements were issued. Except for the events mentioned below, the Company did not identify any subsequent events with a material financial impact on the Company’s consolidated financial statements.

Issuance of Ordinary Shares to Consultant

On January 15, 2026, the Company issued 500,000 ordinary shares to an external consultant as consideration for strategic advisory services (Note 21). These shares were issued at a par value of $0.000016666667 per share.

Share Capital Reorganization and Dual-Class Structure

On March 6, 2026, the shareholders of the Company approved the introduction of two classes of ordinary shares, designated as Class A and Class B. The Company’s Class A ordinary shares began trading on the Nasdaq Capital Market at the open of business on March 17, 2026. Under the approved share capital reorganization, the Company has re-designated and re-classified its authorized and issued share capital.

At the effective time, all 64,322,249 issued and outstanding ordinary shares were re-designated and re-classified as follows: (i) 9,000,000 shares held by 5 shareholders were re-designated and re-classified as Class B ordinary shares on a one-for-one basis, and (ii) the remaining 55,322,249 issued shares (including the 500,000 shares issued in January 2026) were been re-designated and re-classified as Class A ordinary shares. In addition, all 2,935,677,751 authorized but unissued ordinary shares were re-designated and re-classified as Class A ordinary shares.

As a result of share capital reorganization, the Company’s authorized share capital consists of US$50,000 divided into 2,991,000,000 Class A ordinary shares and 9,000,000 Class B ordinary shares, each with a par value of US$0.000016666667. The rights attached to the new share classes are materially identical to those previous ordinary shares save that: (i) holders of Class B ordinary shares are entitled to thirty (30) votes per share on all matters decided by poll at any general meeting, and (ii) Class B ordinary shares are convertible into Class A ordinary shares at the option of the holder thereof on a one-for-one basis.

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

 Condensed balance sheets

	As of December 31,
	2024	2025
	$US	$US
ASSETS
Cash	3,610,997	2,467,991
Prepaid expenses and other current assets, net	1,006,000	1,005,000
Investment in subsidiaries	24,455,971	40,270,326
Other non-current assets	1,000,020	—
Total assets	30,072,988	43,743,317

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accrued expenses and other current liabilities	37,221	270,788
Investment deficit in subsidiaries	—	3,500
Total liabilities	37,221	274,288

SHAREHOLDERS’ EQUITY
Ordinary share, $0.000016666667 par value, 3,000,000,000 shares authorized, 61,381,249 and 63,822,249 shares issued and outstanding as of December 31, 2024 and 2025, respectively*	1,023	1,063
Additional paid-in capital	7,060,050	8,977,814
Statutory surplus reserves	2,658,112	2,662,115
Retained earnings	21,951,873	32,132,905
Accumulated other comprehensive loss	(1,635,291)	(304,868)
Total equity of the Company’s shareholders	30,035,767	43,469,029
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	30,072,988	43,743,317

* The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on March 28, 2023 (Note 1) and the two share splits that occurred on June 19, 2023 and June 6, 2024, respectively (Note 16).

Condensed statements of comprehensive income

	For the Years Ended December 31,
	2023	2024	2025
	$US	$US	$US
General and administrative expenses	(10,050)	(530,008)	(2,916,775)
Selling and marketing expenses	—	—	(473,053)
Financial income, net	—	—	94,841
Equity in profit of subsidiaries	7,701,135	4,212,731	13,480,022
Net income	7,691,085	3,682,723	10,185,035
Other comprehensive income:
Foreign currency translation adjustment, net of nil tax	(460,025)	(618,728)	1,330,423
Total comprehensive income	7,231,060	3,063,995	11,515,458

Condensed statements of cash flows

	For the Years Ended December 31,
	2023	2024	2025
	$US	$US	$US
Net cash used in operating activities*	—	(1,486,337)	(1,143,006)
Net cash used in investing activities	—	(996,672)	—
Net cash provided by financing activities	—	6,094,006	—
Net change in cash and cash equivalents	—	3,610,997	(1,143,006)
Cash at the beginning of year	—	—	3,610,997
Cash at the end of year	—	3,610,997	2,467,991

* Operating cash outflows include staff costs, bank account management fees and expenses paid on behalf of the Company’s subsidiaries, such as consulting fees, audit fees and equipment purchases.